UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2010

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                        Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: March 31, 2010

Registration with CVM SHOULD not BE CONSTRUED AS AN EVALUATION oF the company. company management is responsible for the information provided.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	CPFL ENERGIA S.A.	02.429.144/0001-93

4 - NIRE (State Registration Number)
35300186133

01.02 - HEAD OFFICE

1 - ADDRESS Rua Gomes de Carvalho, 1510 - 14º– Cj 2			2 - DISTRICT Vila Olímpia
3 - ZIP CODE 04547-005	4 - CITY São Paulo			5 - STATE SP
6 - AREA CODE 019	7 - TELEPHONE 3756-8018	8 - TELEPHONE -	9 - TELEPHONE -	10 - TELEX
11 - AREA CODE 019	12 - FAX 3756-8392	13 - FAX -	14 - FAX -
15 - E-MAIL ri@cpfl.com.br

01.03 - INVESTOR RELATIONS OFFICER (Company Mailing Address)

1- NAME Wilson P. Ferreira Junior
2 – ADDRESS Rodovia Campinas Mogi-Mirim, 1755, Km 2,5			3 - DISTRICT Jardim Santana
4 - ZIP CODE 13088-900	5 - CITY Campinas			6 - STATE SP
7 - AREA CODE 019	8 - TELEPHONE 3756-8704	9 - TELEPHONE -	10 - TELEPHONE -	11 - TELEX
12 - AREA CODE 019	13 - FAX 3756-8777	14 - FAX -	15 - FAX -
16 - E-MAIL wferreira@cpfl.com.br

01.04 –REFERENCE / AUDITOR INFORMATION

CURRENT YEAR		CURRENT QUARTER			PREVIOUS QUARTER
1 - BEGINNING	2. END	3 - NUMBER	4 - BEGINNING	5 - END	6 - NUMBER	7 - BEGINNING	8 - END
01.01.2010	12.31.2010	1	01.01.2010	03.31.2010	4	10.01.2009	12.31.2009

09 - INDEPENDENT ACCOUNTANT KPMG Auditores Independentes	10 - CVM CODE 00418-9
11. PARTNER IN CHARGE Jarib Brisola Duarte Fogaça	12 - CPF (INDIVIDUAL TAX ID) 012.163.378-02

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                        Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: March 31, 2010

01.01 - IDENTIFICATION

1 - CVM CODE 01866-0	2 - COMPANY NAME CPFL ENERGIA S.A.	3 - CNPJ (Federal Tax ID) 02.429.144/0001-93

01.05 - CAPITAL STOCK

Number of Shares (in units)	1 CURRENT QUARTER 03/31/2010	2 PREVIOUS QUARTER 12/31/2009	3 SAME QUARTER PREVIOUS YEAR 03/31/2009
Paid-in Capital
1 – Common	479,910,938	479,910,938	479,910,938
2 – Preferred	0	0	0
3 – Total	479,910,938	479,910,938	479,910,938
Treasury Stock
4 - Common	0	0	0
5 - Preferred	0	0	0
6 – Total	0	0	0

01.06 - COMPANY PROFILE

1 - TYPE OF COMPANY Commercial, Industrial and Other
2 - STATUS Operational
3 - NATURE OF OWNERSHIP Private National
4 - ACTIVITY CODE 3120– Administration and Participation Company - Electric Energy
5 - MAIN ACTIVITY Holding
6 - CONSOLIDATION TYPE Full
7 – TYPE OF INDEPENDENT ACCOUNTANTS REPORT Unqualified

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM	2 - CNPJ (Federal Tax ID)	3 - COMPANY NAME

01.08 - CASH DIVIDENDS

1 – ITEM	2 – EVENT	3 – APPROVAL	4 – TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE
01	AGO/E	04/26/2010	Dividend	04/30/2010	ON (Common shares)	1.3648720650

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                        Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: March 31, 2010

01.01 - IDENTIFICATION

1 - CVM CODE 01866-0	2 - COMPANY NAME CPFL ENERGIA S.A.	3 - CNPJ (Federal Tax ID) 02.429.144/0001-93

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - CAPITAL STOCK (IN THOUSANDS OF REAIS)	4 - AMOUNT OF CHANGE (IN THOUSANDS OF REAIS)	5 - NATURE OF CHANGE	7 - NUMBER OF SHARES ISSUED (IN UNITS)	8 -SHARE PRICE WHEN ISSUED (IN REAIS)

01.10 - INVESTOR RELATIONS OFFICER

1- DATE	2 – SIGNATURE

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                        Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: March 31, 2010

01.01 - IDENTIFICATION

1 - CVM CODE 01866-0	2 - COMPANY NAME CPFL ENERGIA S.A.	3 - CNPJ (Federal Tax ID) 02.429.144/0001-93

02.01 - BALANCE SHEET - ASSETS (in thousands of Brazilian  reais – R$)

1 – Code	2 – Description	3 – 03/31/2010	4 – 12/31/2009
1	Total assets	6,611,563	6,229,184
1.01	Current assets	1,223,467	1,230,785
1.01.01	Cash and cash equivalents	217,958	219,126
1.01.02	Credits	1,003,175	1,009,333
1.01.02.01	Accounts receivable	0	0
1.01.02.02	Other receivables	1,003,175	1,009,333
1.01.02.02.01	Dividends and interest on shareholders’ equity	901,882	908,881
1.01.02.02.02	Financial investments	39,615	39,253
1.01.02.02.03	Recoverable taxes	44,763	44,310
1.01.02.02.04	Deferred taxes	16,320	16,320
1.01.02.02.05	Prepaid expenses	317	317
1.01.02.02.06	Derivatives	278	252
1.01.03	Materials and supplies	0	0
1.01.04	Other	2,334	2,326
1.02	Noncurrent assets	5,388,096	4,998,399
1.02.01	Long-term assets	244,727	248,486
1.02.01.01	Other receivables	218,641	223,244
1.02.01.01.01	Financial investments	57,338	62,179
1.02.01.01.02	Recoverable taxes	2,787	2,787
1.02.01.01.03	Deferred taxes	157,200	157,068
1.02.01.01.04	Prepaid expenses	1,119	1,200
1.02.01.01.05	Escrow deposits	197	10
1.02.01.02	Related parties	26,086	25,242
1.02.01.02.01	Associated companies	0	0
1.02.01.02.02	Subsidiaries	26,086	25,242
1.02.01.02.03	Other related parties	0	0
1.02.01.03	Other	0	0
1.02.02	Permanent assets	5,143,369	4,749,913
1.02.02.01	Investments	5,138,834	4,745,444
1.02.02.01.01	Associated companies	0	0
1.02.02.01.02	Associated companies - goodwill	0	0
1.02.02.01.03	Permanent equity interests	3,678,260	3,249,508
1.02.02.01.04	Permanent equity interests - goodwill	1,473,402	1,508,764
1.02.02.01.05	Other investments	0	0
1.02.02.01.06	Permanent equity interests – negative goodwill	(12,828)	(12,828)
1.02.02.02	Property, plant and equipment	125	1
1.02.02.03	Intangible assets	4,410	4,468
1.02.02.04	Deferred charges	0	0

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                        Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: March 31, 2010

01.01 - IDENTIFICATION

1 - CVM CODE 01866-0	2 - COMPANY NAME CPFL ENERGIA S.A.	3 - CNPJ (Federal Tax ID) 02.429.144/0001-93

02.02 - BALANCE SHEET - LIABILITIES (in thousands of Brazilian reais – R$)

1 – Code	2 - Description	3 – 03/31/2010	4 – 12/31/2009
2	Total liabilities	6,611,563	6,229,184
2.01	Current liabilities	686,787	695,166
2.01.01	Loans and financing	0	0
2.01.02	Debentures	3,122	12,788
2.01.02.01	Interest on debentures	3,122	12,788
2.01.03	Suppliers	2,665	2,658
2.01.04	Taxes and social contributions payable	178	102
2.01.05	Dividends	672,013	672,053
2.01.06	Reserves	0	0
2.01.07	Related parties	0	0
2.01.08	Other	8,809	7,565
2.01.08.01	Accrued liabilities	100	78
2.01.08.02	Other	8,709	7,487
2.02	Noncurrent liabilities	451,635	451,076
2.02.01	Long-term liabilities	451,635	451,076
2.02.01.01	Loans and financing	0	0
2.02.01.02	Debentures	450,000	450,000
2.02.01.03	Reserves	187	0
2.02.01.03.01	Reserve for contingencies	187	0
2.02.01.04	Related parties	0	0
2.02.01.05	Advance for future capital increase	0	0
2.02.01.06	Other	1,448	1,076
2.02.01.06.01	Derivatives	1,430	1,056
2.02.01.06.02	Other	18	20
2.03	Deferred income	0	0
2.05	Shareholders’ equity	5,473,141	5,082,942
2.05.01	Capital	4,741,175	4,741,175
2.05.02	Capital reserves	16	16
2.05.03	Revaluation reserves	0	0
2.05.03.01	Own assets	0	0
2.05.03.02	Subsidiary/associated companies	0	0
2.05.04	Profit reserves	341,751	341,751
2.05.04.01	Legal reserves	341,751	341,751
2.05.04.02	Statutory reserves	0	0
2.05.04.03	For contingencies	0	0
2.05.04.04	Unrealized profits	0	0
2.05.04.05	Profit retention	0	0

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                        Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: March 31, 2010

2.05.04.06	Special reserve for undistributed dividends	0	0
2.05.04.07	Other profit retention	0	0
2.05.05	Equity valuation adjustments	0	0
2.05.05.01	Adjustments of financial investments	0	0
2.05.05.02	Adjustments of cumulative translation	0	0
2.05.05.03	Adjustments of business combinations	0	0
2.05.06	Accumulated profit or loss	390,199	0
2.05.07	Advance for future capital increase	0	0

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                        Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: March 31, 2010

1 - CVM CODE 01866-0	2 - COMPANY NAME CPFL ENERGIA S.A.	3 - CNPJ (Federal Tax ID) 02.429.144/0001-93

03.01 - INCOME STATEMENT (in thousands of Brazilian reais – R$)

1 - Code	2 – Description	3 - 01/01/2010 to 03/31/2010	4 - 01/01/2010 to 03/31/2010	5 - 01/01/2009 to 03/31/2009	6 - 01/01/2009 to 03/31/2009
3.01	Gross operating revenues	0	0	0	0
3.02	Deductions	0	0	0	0
3.03	Net operating revenues	0	0	0	0
3.04	Cost of sales and/or services	0	0	0	0
3.05	Gross operating income	0	0	0	0
3.06	Operating income (expense)	390,067	390,067	282,536	282,536
3.06.01	Selling	0	0	0	0
3.06.02	General and administrative	(4,796)	(4,796)	(3,812)	(3,812)
3.06.03	Financial	1,470	1,470	(7,609)	(7,609)
3.06.03.01	Financial income	12,624	12,624	8,230	8,230
3.06.03.02	Financial expense	(11,154)	(11,154)	(15,839)	(15,839)
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expense	(35,362)	(35,362)	(37,187)	(37,187)
3.06.05.01	Amortization of intangible asset of concession	(35,362)	(35,362)	(37,187)	(37,187)
3.06.06	Equity in subsidiaries	428,755	428,755	331,144	331,144
3.07	Operating income	390,067	390,067	282,536	282,536
3.08	Non operating income	0	0	0	0
3.08.01	Income	0	0	0	0
3.08.02	Expense	0	0	0	0

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                        Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: March 31, 2010

1 - CVM CODE 01866-0	2 - COMPANY NAME CPFL ENERGIA S.A.	3 - CNPJ (Federal Tax ID) 02.429.144/0001-93

1 - Code	2 – Description	3 - 01/01/2010 to 03/31/2010	4 - 01/01/2010 to 03/31/2010	5 - 01/01/2009 to 03/31/2009	6 - 01/01/2009 to 03/31/2009
3.09	Income before taxes on income and profit sharing	390,067	390,067	282,536	282,536
3.10	Income tax and social contribution	0	0	0	0
3.11	Deferred income tax	132	132	167	167
3.11.01	Deferred social contribution	23	23	(70)	(70)
3.11.02	Deferred income tax	109	109	237	237
3.12	Statutory profit sharing/contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on shareholders equity	0	0	0	0
3.15	Net income	390,199	390,199	282,703	282,703
	SHARES OUTSTANDING EX-TREASURY STOCK (in units)	479,910,938	479,910,938	479,910,938	479,910,938
	NET INCOME PER SHARE (Reais)	0.81307	0.81307	0.58907	0.58907
	NET LOSS PER SHARE (Reais)

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                        Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: March 31, 2010

1 - CVM CODE 01866-0	2 - COMPANY NAME CPFL ENERGIA S.A.	3 - CNPJ (Federal Tax ID) 02.429.144/0001-93

04.01 – STATEMENTS OF CASH FLOW – INDIRECT METHOD  (in thousands of Brazilian  reais – R$)

1 - Code	2 - Description	3 - 01/01/2010 to 03/31/2010	4 - 01/01/2010 to 03/31/2010	5 - 01/01/2009 to 03/31/2009	6 - 01/01/2009 to 03/31/2009
4.01	Net cash from operating activities	(10,023)	(10,023)	(19,883)	(19,883)
4.01.01	Cash generated from operations	1,203	1,203	(587)	(587)
4.01.01.01	Net income, including income tax and social contribution	390,067	390,067	282,536	282,536
4.01.01.02	Depreciation and amortization	35,392	35,392	37,217	37,217
4.01.01.03	Interest and monetary and exchange restatement	4,499	4,499	10,804	10,804
4.01.01.04	Equity in subsidiaries	(428,755)	(428,755)	(331,144)	(331,144)
4.01.02	Variation on assets and liabilities	(11,226)	(11,226)	(19,296)	(19,296)
4.01.02.01	Dividend and interest on shareholders’ equity received	6,999	6,999	11,000	11,000
4.01.02.02	Recoverable taxes	(453)	(453)	(1,190)	(1,190)
4.01.02.03	Other operating assets	76	76	84	84
4.01.02.04	Suppliers	7	7	(288)	(288)
4.01.02.05	Other taxes and social contributions	76	76	(26)	(26)
4.01.02.06	Interest on debts - paid	(19,398)	(19,398)	(29,818)	(29,818)
4.01.02.07	Other operating liabilities	1,467	1,467	942	942
4.01.03	Other	0	0	0	0
4.02	Net cash in investing activities	9,093	9,093	67,325	67,325
4.02.01	Decrease of capital in subsidiaries	0	0	60,236	60,236
4.02.02	Acquisition of property, plant and equipment	(124)	(124)	0	0
4.02.03	Financial investments	10,060	10,060	9,742	9,742
4.02.04	Acquisition of intangible assets – other	0	0	(29)	(29)
4.02.05	Sale of noncurrent assets	(45)	(45)	(10)	(10)
4.02.06	Intercompany loans with subsidiaries and associated companies	(799)	(799)	(2,614)	(2,614)

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                        Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: March 31, 2010

4.02.07	Other	1	1	0	0
4.03	Net cash in financing activities	(238)	(238)	(263)	(263)
4.03.01	Loans, financing and debentures obtained	0	0	0	0
4.03.02	Payment of loans, financing and debentures (principal), net of derivatives	(198)	(198)	(239)	(239)
4.03.03	Dividend and interest on shareholders’ equity paid	(40)	(40)	(24)	(24)
4.04	Exchange variation on cash and cash equivalents	0	0	0	0
4.05	Increase (decrease) in cash and cash equivalents	(1,168)	(1,168)	47,179	47,179
4.05.01	Cash and cash equivalents at beginning of period	219,126	219,126	15,702	15,702
4.05.02	Cash and cash equivalents at end of period	217,958	217,958	62,881	62,881

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                        Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: March 31, 2010

1 - CVM CODE 01866-0	2 - COMPANY NAME CPFL ENERGIA S.A.	3 - CNPJ (Federal Tax ID) 02.429.144/0001-93

05.01 –STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM JANUARY 01, 2010 TO MARCH 31, 2010 (in thousands of Brazilian reais – R$)

1 - Code	2 – Description	3 - Capital	4 – Capital Reserves	5 – Revaluation Reserves	6 – Profit Reserves	7 – Retained earnings	8 – Equity valuation adjustments	9 – Shareholders’ Equity Total
5.01	Opening balance	4,741,175	16	0	341,751	0	0	5,082,942
5.02	Prior year adjustments	0	0	0	0	0	0	0
5.03	Adjusted balance	4,741,175	16	0	341,751	0	0	5,082,942
5.04	Net income / Loss for the period	0	0	0	0	390,199	0	390,199
5.05	Distribution	0	0	0	0	0	0	0
5.05.01	Dividend	0	0	0	0	0	0	0
5.05.02	Interest on shareholders’ equity	0	0	0	0	0	0	0
5.05.03	Other distributions	0	0	0	0	0	0	0
5.06	Realization of profit reserve	0	0	0	0	0	0	0
5.07	Equity valuation adjustments	0	0	0	0	0	0	0
5.07.01	Adjustment of financial Investments	0	0	0	0	0	0	0
5.07.02	Adjustment of cumulative translation	0	0	0	0	0	0	0
5.07.03	Adjustment of business combinations	0	0	0	0	0	0	0
5.08	Increase/Decrease on capital	0	0	0	0	0	0	0
5.09	Constitution/Realization of capital reserve	0	0	0	0	0	0	0
5.10	Treasury shares	0	0	0	0	0	0	0

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                        Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: March 31, 2010

1 - CVM CODE 01866-0	2 - COMPANY NAME CPFL ENERGIA S.A.	3 - CNPJ (Federal Tax ID) 02.429.144/0001-93

1 - Code	2 – Description	3 - Capital	4 – Capital Reserves	5 – Revaluation Reserves	6 – Profit Reserves	7 – Retained earnings	8 – Equity valuation adjustments	9 – Shareholders’ Equity Total
5.11	Other transactions of capital	0	0	0	0	0	0	0
5.12	Other	0	0	0	0	0	0	0
5.13	Final balance	4,741,175	16	0	341,751	390,199	0	5,473,141

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                        Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: March 31, 2010

1 - CVM CODE 01866-0	2 - COMPANY NAME CPFL ENERGIA S.A.	3 - CNPJ (Federal Tax ID) 02.429.144/0001-93

05.02 –STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM JANUARY 01, 2010 TO MARCH 31, 2010 (in thousands of Brazilian reais – R$)

1 - Code	2 – Description	3 - Capital	4 – Capital Reserves	5 – Revaluation Reserves	6 – Profit Reserves	7 – Retained earnings	8 – Equity valuation adjustments	9 – Shareholders’ Equity Total
5.01	Opening balance	4,741,175	16	0	341,751	0	0	5,082,942
5.02	Prior year adjustments	0	0	0	0	0	0	0
5.03	Adjusted balance	4,741,175	16	0	341,751	0	0	5,082,942
5.04	Net income / Loss for the period	0	0	0	0	390,199	0	390,199
5.05	Distribution	0	0	0	0	0	0	0
5.05.01	Dividend	0	0	0	0	0	0	0
5.05.02	Interest on shareholders’ equity	0	0	0	0	0	0	0
5.05.03	Other distributions	0	0	0	0	0	0	0
5.06	Realization of profit reserve	0	0	0	0	0	0	0
5.07	Equity valuation adjustments	0	0	0	0	0	0	0
5.07.01	Adjustment of financial Investments	0	0	0	0	0	0	0
5.07.02	Adjustment of cumulative translation	0	0	0	0	0	0	0
5.07.03	Adjustment of business combinations	0	0	0	0	0	0	0
5.08	Increase/Decrease on capital	0	0	0	0	0	0	0
5.09	Constitution/Realization of capital reserve	0	0	0	0	0	0	0
5.10	Treasury shares	0	0	0	0	0	0	0

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                        Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: March 31, 2010

1 - CVM CODE 01866-0	2 - COMPANY NAME CPFL ENERGIA S.A.	3 - CNPJ (Federal Tax ID) 02.429.144/0001-93

1 - Code	2 – Description	3 - Capital	4 – Capital Reserves	5 – Revaluation Reserves	6 – Profit Reserves	7 – Retained earnings	8 – Equity valuation adjustments	9 – Shareholders’ Equity Total
5.11	Other transactions of capital	0	0	0	0	0	0	0
5.12	Other	0	0	0	0	0	0	0
5.13	Final balance	4,741,175	16	0	341,751	390,199	0	5,473,141

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                        Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: March 31, 2010

08.01 – CONSOLIDATED BALANCE SHEET – ASSETS (in thousands of Brazilian  reais – R$)

1 - Code	2 – Description	3 – 03/31/2010	4 – 12/31/2009
1	Total assets	17,278,753	16,869,991
1.01	Current assets	4,527,925	4,244,432
1.01.01	Cash and cash equivalents	1,684,702	1,473,175
1.01.02	Credits	2,671,464	2,608,842
1.01.02.01	Accounts receivable	1,801,794	1,758,133
1.01.02.01.01	Consumers, concessionaires and licensees	1,882,494	1,840,107
1.01.02.01.02	Allowance for doubtful accounts	(80,700)	(81,974)
1.01.02.02	Other credits	869,670	850,709
1.01.02.02.01	Financial investments	39,615	39,253
1.01.02.02.02	Recoverable taxes	174,406	190,983
1.01.02.02.03	Deferred taxes	163,148	162,779
1.01.02.02.04	Deferred tariff cost variations	337,309	332,813
1.01.02.02.05	Prepaid expenses	145,353	124,086
1.01.02.02.06	Derivatives	9,839	795
1.01.03	Materials and supplies	16,735	17,360
1.01.04	Other	155,024	145,055
1.02	Noncurrent assets	12,750,828	12,625,559
1.02.01	Long-term assets	2,435,211	2,464,061
1.02.01.01	Other credits	2,272,171	2,303,301
1.02.01.01.01	Consumers, concessionaires and licensees	216,139	226,314
1.02.01.01.02	Financial investments	75,394	79,836
1.02.01.01.03	Recoverable taxes	109,284	110,014
1.02.01.01.04	Deferred taxes	1,103,699	1,117,736
1.02.01.01.05	Deferred tariff cost variations	30,765	42,813
1.02.01.01.06	Prepaid expenses	50,442	64,201
1.02.01.01.07	Escrow deposits	686,348	654,506
1.02.01.01.08	Derivatives	100	7,881
1.02.01.02	Related parties	0	0
1.02.01.02.01	Associated companies	0	0
1.02.01.02.02	Subsidiaries	0	0
1.02.01.02.03	Other related parties	0	0
1.02.01.03	Other	163,040	160,760
1.02.02	Permanent assets	10,315,617	10,161,498
1.02.02.01	Investments	104,858	104,801
1.02.02.01.01	Associated companies	0	0
1.02.02.01.02	Interest in subsidiaries	0	0
1.02.02.01.03	Other investments	117,686	117,629
1.02.02.01.06	Permanent equity interests – negative goodwill	(12,828)	(12,828)
1.02.02.02	Property, plant and equipment	7,671,249	7,487,216
1.02.02.03	Intangible assets	2,525,301	2,554,400
1.02.02.04	Deferred charges	14,209	15,081

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                        Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: March 31, 2010

08.02 – CONSOLIDATED BALANCE SHEET – LIABILITIES AND SHAREHOLDRES’ EQUITY (in thousands of Brazilian reais – R$)

1 - Code	2 – Description	3 – 03/31/2010	4 – 12/31/2009
2	Total liabilities	17,278,753	16,869,991
2.01	Current liabilities	5,455,725	4,585,034
2.01.01	Loans and financing	1,396,670	723,766
2.01.01.01	Accrued interest on debts	84,687	26,543
2.01.01.02	Loans and financing	1,311,983	697,223
2.01.02	Debentures	574,669	600,309
2.01.02.01	Accrued interest on debentures	74,838	101,284
2.01.02.02	Debentures	499,831	499,025
2.01.03	Suppliers	994,669	1,021,348
2.01.04	Taxes and social contributions payable	532,616	489,976
2.01.05	Dividends and interest on equity	681,185	684,185
2.01.06	Reserves	0	0
2.01.07	Related parties	0	0
2.01.08	Other	1,275,916	1,065,450
2.01.08.01	Employee pension plans	41,954	44,484
2.01.08.02	Regulatory charges	100,028	62,999
2.01.08.03	Accrued liabilities	50,384	50,620
2.01.08.04	Deferred tariff gain variations	487,668	313,463
2.01.08.05	Deferred tax debts	200	2,258
2.01.08.06	Derivatives	-	7,012
2.01.08.07	Other	595,682	584,614
2.02	Noncurrent liabilities	6,262,692	7,116,974
2.02.01	Long-Term liabilities	6,262,692	7,116,974
2.02.01.01	Loans and financing	2,979,976	3,577,663
2.02.01.01.01	Accrued Interest on debts	14,424	62,427
2.02.01.01.02	Loans and financing	2,965,552	3,515,236
2.02.01.02	Debentures	2,551,198	2,751,169
2.02.01.03	Reserves	42,259	38,181
2.02.01.03.01	Reserve for contingencies	42,259	38,181
2.02.01.04	Related parties	0	0
2.02.01.05	Advance for future capital increase	0	0
2.02.01.06	Other	689,259	749,961
2.02.01.06.01	Suppliers	31,992	42,655
2.02.01.06.02	Employee pension plans	383,894	425,366
2.02.01.06.03	Taxes and social contributions payable	1,476	1,639
2.02.01.06.04	Deferred tax debts	4,677	4,376
2.02.01.06.05	Deferred tariff gain variations	64,647	108,691
2.02.01.06.06	Derivatives	10,767	5,694
2.02.01.06.07	Other	191,806	161,540

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                        Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: March 31, 2010

2.03	Deferred revenue	0	0
2.04	Noncontrolling shareholders’ interest	87,195	85,041
2.05	Shareholders’ equity	5,473,141	5,082,942
2.05.01	Capital	4,741,175	4,741,175
2.05.02	Capital reserves	16	16
2.05.03	Revaluation reserves	0	0
2.05.03.01	Own assets	0	0
2.05.03.02	Subsidiary/associated companies	0	0
2.05.04	Profit reserves	341,751	341,751
2.05.04.01	Legal	0	0
2.05.04.02	Statutory	0	0
2.05.04.03	For contingencies	0	0
2.05.04.04	Unrealized profits	0	0
2.05.04.05	Profit retention	341,751	341,751
2.05.04.06	Special reserve for undistributed dividends	0	0
2.05.04.07	Other revenue reserves	0	0
2.05.05	Equity valuation adjustments	0	0
2.05.05.01	Adjustment of financial investments	0	0
2.05.05.02	Adjustment of cumulative translation	0	0
2.05.05.03	Adjustment of business combinations	0	0
2.05.06	Accumulated profit or loss	390,199	0
2.05.07	Advance for future capital increase	0	0

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                        Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: March 31, 2010

09.01 – CONSOLIDATED INCOME STATEMENT (in thousands of Brazilian reais – R$)

1 – Code	2 - Description	3 - 01/01/2010 to 03/31/2010	4 - 01/01/2010 to 03/31/2010	5 - 01/01/2009 to 03/31/2009	6 - 01/01/2009 to 03/31/2009
3.01	Operating revenues	4,108,807	4,108,807	3,587,755	3,587,755
3.02	Deductions from operating revenues	(1,323,743)	(1,323,743)	(1,201,685)	(1,201,685)
3.02.01	ICMS (State VAT)	(679,463)	(679,463)	(610,623)	(610,623)
3.02.02	PIS (Tax on Revenue)	(66,088)	(66,088)	(57,117)	(57,117)
3.02.03	COFINS (Tax on Revenue)	(304,456)	(304,456)	(263,097)	(263,097)
3.02.04	ISS (Tax on Service Revenue)	(793)	(793)	(902)	(902)
3.02.05	Global reversal reserve – RGR	(15,370)	(15,370)	(12,671)	(12,671)
3.02.06	Fuel consumption account - CCC	(100,276)	(100,276)	(130,165)	(130,165)
3.02.07	Energy development account - CDE	(119,161)	(119,161)	(98,779)	(98,779)
3.02.08	Research and Development and Energy Efficiency Programs	(27,235)	(27,235)	(22,705)	(22,705)
3.02.09	PROINFA	(10,898)	(10,898)	(5,626)	(5,626)
3.02.10	Emergency Charges (ECE/EAEE)	(3)	(3)	0	0
3.03	Net operating revenues	2,785,064	2,785,064	2,386,070	2,386,070
3.04	Cost of electric energy services	(1,856,989)	(1,856,989)	(1,666,070)	(1,666,070)
3.04.01	Electric energy purchased for resale	(1,324,515)	(1,324,515)	(1,205,720)	(1,205,720)
3.04.02	Electric energy network usage charges	(312,587)	(312,587)	(236,970)	(236,970)
3.04.03	Personnel	(87,564)	(87,564)	(75,895)	(75,895)
3.04.04	Employee pension plans	21,799	21,799	(919)	(919)
3.04.05	Material	(13,365)	(13,365)	(12,071)	(12,071)
3.04.06	Outsourced services	(35,415)	(35,415)	(33,626)	(33,626)
3.04.07	Depreciation and amortization	(88,977)	(88,977)	(87,352)	(87,352)
3.04.08	Other	(15,196)	(15,196)	(12,170)	(12,170)
3.04.09	Cost of services rendered to third parties	(1,169)	(1,169)	(1,347)	(1,347)
3.05	Gross operating income	928,075	928,075	720,000	720,000
3.06	Operating income (expense)	(312,783)	(312,783)	(266,282)	(266,282)

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                        Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: March 31, 2010

3.06.01	Sales and marketing	(63,910)	(63,910)	(47,692)	(47,692)
3.06.02	General and administrative	(118,341)	(118,341)	(97,941)	(97,941)
3.06.03	Financial income (expense)	(75,995)	(75,995)	(62,960)	(62,960)
3.06.03.01	Financial income	98,896	98,896	115,941	115,941
3.06.03.02	Financial expenses	(174,891)	(174,891)	(178,901)	(178,901)
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expenses	(54,537)	(54,537)	(57,689)	(57,689)
3.06.05.01	Amortization of intangible asset of concession	(44,688)	(44,688)	(46,724)	(46,724)
3.06.05.02	Other operating expense	(9,849)	(9,849)	(10,965)	(10,965)
3.06.06	Equity in subsidiaries	0	0	0	0
3.07	Operating income	615,292	615,292	453,718	453,718
3.08	Nonoperating income (expense)	0	0	0	0
3.08.01	Nonoperating income	0	0	0	0
3.08.02	Nonoperating expense	0	0	0	0
3.09	Income before taxes on income and profit sharing	615,292	615,292	453,718	453,718
3.10	Income tax and social contribution	(210,642)	(210,642)	(136,340)	(136,340)
3.10.01	Social contribution	(55,560)	(55,560)	(36,831)	(36,831)
3.10.02	Income tax	(155,082)	(155,082)	(99,509)	(99,509)
3.11	Deferred income tax and social contribution	(12,032)	(12,032)	(32,589)	(32,589)
3.11.01	Social contribution	(3,979)	(3,979)	(8,344)	(8,344)
3.11.02	Income tax	(8,053)	(8,053)	(24,245)	(24,245)
3.12	Statutory profit sharing/contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on shareholders’ equity	0	0	0	0

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                        Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: March 31, 2010

3.14	Noncontrolling shareholders’ interest	(2,419)	(2,419)	(2,086)	(2,086)
3.15	Net income	390,199	390,199	282,703	282,703
	SHARES OUTSTANDING EX-TREASURY STOCK (units)	479,910,938	479,910,938	479,910,938	479,910,938
	NET INCOME PER SHARE (Reais)	0.81307	0.81307	0.58907	0.58907
	LOSS PER SHARE (Reais)

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                        Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: March 31, 2010

10.01 – CONSOLIDATED STATEMENTS OF CASH FLOW – Indirect method  (in thousands of Brazilian  reais – R$)

1 - Code	2 - Description	3 – 01/01/2010 to 03/31/2010	4 – 01/01/2010 to 03/31/2010	5 – 01/01/2009 to 03/31/2009	6 – 01/01/2009 to 03/31/2009
4.01	Net cash from operating activities	666,036	666,036	292,781	292,781
4.01.01	Cash generated from operations	871,067	871,067	753,952	753,952
4.01.01.01	Net income, including income tax and social contribution	612,873	612,873	451,632	451,632
4.01.01.02	Interest of noncontrolling shareholders	2,419	2,419	2,086	2,086
4.01.01.03	Depreciation and amortization	141,621	141,621	143,018	143,018
4.01.01.04	Reserve for contingencies	3,593	3,593	200	200
4.01.01.05	Interest and monetary and exchange restatement	131,053	131,053	151,390	151,390
4.01.01.06	Gain / (loss) on pension plan	(21,799)	(21,799)	919	919
4.01.01.07	Losses on disposal of noncurrent assets	1,431	1,431	3,504	3,504
4.01.01.08	Deferred taxes - PIS and COFINS	(124)	(124)	1,203	1,203
4.01.01.09	Other	0	0	0	0
4.01.02	Variation on assets and liabilities	(205,031)	(205,031)	(461,171)	(461,171)
4.01.02.01	Consumers, Concessionaires and Licensees	(33,486)	(33,486)	(81,305)	(81,305)
4.01.02.02	Recoverable Taxes	17,307	17,307	(1,862)	(1,862)
4.01.02.03	Deferred Tariff Costs Variations	7,552	7,552	(83,143)	(83,143)
4.01.02.04	Escrow deposits	(22,518)	(22,518)	1,412	1,412
4.01.02.05	Overcontracting	29,574	29,574	6,628	6,628
4.01.02.06	Other operating assets	(39,090)	(39,090)	7,885	7,885
4.01.02.07	Suppliers	(37,342)	(37,342)	5,196	5,196
4.01.02.08	Taxes and social contributions paid	(178,805)	(178,805)	(174,601)	(174,601)
4.01.02.09	Other taxes and social contributions	17,132	17,132	18,259	18,259
4.01.02.10	Deferred Tariff Gains Variations	130,161	130,161	5,602	5,602
4.01.02.11	Employee Pension Plans	(22,203)	(22,203)	(24,072)	(24,072)
4.01.02.12	Interest paid on debt	(146,155)	(146,155)	(133,529)	(133,529)
4.01.02.13	Regulatory Charges	37,029	37,029	(16,786)	(16,786)
4.01.02.14	Overcontracting	28,578	28,578	(2,289)	(2,289)

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                        Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: March 31, 2010

4.01.02.15	Tariff review	(39,946)	(39,946)	32,529	32,529
4.01.02.16	Other operating liabilities	47,181	47,181	(21,095)	(21,095)
4.01.03	Other	0	0	0	0
4.02	Net cash in investing activities	(277,270)	(277,270)	(242,736)	(242,736)
4.02.01	Addition to property, plant and equipment	(274,269)	(274,269)	(261,148)	(261,148)
4.02.02	Financial investments	3,191	3,191	10,991	10,991
4.02.03	Increase of special obligations	13,210	13,210	14,138	14,138
4.02.04	Acquisition of intangible assets – other	(23,576)	(23,576)	(11,509)	(11,509)
4.02.05	Sale of noncurrent assets	2,852	2,852	3,849	3,849
4.02.06	Other	1,322	1,322	943	943
4.03	Net cash in financing activities	(177,239)	(177,239)	80,998	80,998
4.03.01	Loans, financing and debentures obtained	159,561	159,561	236,466	236,466
4.03.02	Payments of Loans, financing and debentures , net of derivatives	(333,800)	(333,800)	(155,439)	(155,439)
4.03.03	Dividend and interest on shareholders’ equity paid	(3,000)	(3,000)	(29)	(29)
4.04	Exchange variation on cash and cash equivalents	0	0	0	0
4.05	Increase (decrease) in cash and cash equivalents	211,527	211,527	131,043	131,043
4.05.01	Cash and cash equivalents at beginning of period	1,473,175	1,473,175	737,847	737,847
4.05.02	Cash and cash equivalents at end of period	1,684,702	1,684,702	868,890	868,890

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                        Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: March 31, 2010

11.01 – CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM JANUARY 01, 2010 TO MARCH 31, 2010 (in thousands of Brazilian reais – R$)

1 - Code	2 – Description	3 - Capital	4 – Capital Reserves	5 – Revaluation Reserves	6 – Profit Reserves	7 – Retained earnings	8 – Equity valuation adjustments	9 – Shareholders’ Equity Total
5.01	Opening balance	4,741,175	16	341,751	0	0	0	5,082,942
5.02	Prior year adjustments	0	0	0	0	0	0	0
5.03	Adjusted balance	4,741,175	16	341,751	0	0	0	5,082,942
5.04	Net income / Loss for the period	0	0	0	0	390,199	0	390,199
5.05	Distribution	0	0	0	0	0	0	0
5.05.01	Dividend	0	0	0	0	0	0	0
5.05.02	Interest on shareholders’ equity	0	0	0	0	0	0	0
5.05.03	Other distributions	0	0	0	0	0	0	0
5.06	Realization of profit reserve	0	0	0	0	0	0	0
5.07	Equity valuation adjustments	0	0	0	0	0	0	0
5.07.01	Adjustment of financial Investments	0	0	0	0	0	0	0
5.07.02	Adjustment of cumulative translation	0	0	0	0	0	0	0
5.07.03	Adjustment of business combinations	0	0	0	0	0	0	0
5.08	Increase/Decrease on capital	0	0	0	0	0	0	0
5.09	Constitution/Realization of capital reserve	0	0	0	0	0	0	0
5.10	Treasury shares	0	0	0	0	0	0	0
5.11	Other transactions of capital	0	0	0	0	0	0	0
5.12	Other	0	0	0	0	0	0	0
5.13	Final balance	4,741,175	16	341,751	0	390,199	0	5,473,141

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                        Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: March 31, 2010

11.02 – CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM JANUARY 01, 2010 TO MARCH 31, 2010 (in thousands of Brazilian reais – R$)

1 - Code	2 – Description	3 - Capital	4 – Capital Reserves	5 – Revaluation Reserves	6 – Profit Reserves	7 – Retained earnings	8 – Equity valuation adjustments	9 – Shareholders’ Equity Total
5.01	Opening balance	4,741,175	16	341,751	0	0	0	5,082,942
5.02	Prior year adjustments	0	0	0	0	0	0	0
5.03	Adjusted balance	4,741,175	16	341,751	0	0	0	5,082,942
5.04	Net income / Loss for the period	0	0	0	0	390,199	0	390,199
5.05	Distribution	0	0	0	0	0	0	0
5.05.01	Dividend	0	0	0	0	0	0	0
5.05.02	Interest on shareholders’ equity	0	0	0	0	0	0	0
5.05.03	Other distributions	0	0	0	0	0	0	0
5.06	Realization of profit reserve	0	0	0	0	0	0	0
5.07	Equity valuation adjustments	0	0	0	0	0	0	0
5.07.01	Adjustment of financial Investments	0	0	0	0	0	0	0
5.07.02	Adjustment of cumulative translation	0	0	0	0	0	0	0
5.07.03	Adjustment of business combinations	0	0	0	0	0	0	0
5.08	Increase/Decrease on capital	0	0	0	0	0	0	0
5.09	Constitution/Realization of capital reserve	0	0	0	0	0	0	0
5.10	Treasury shares	0	0	0	0	0	0	0
5.11	Other transactions of capital	0	0	0	0	0	0	0
5.12	Other	0	0	0	0	0	0	0
5.13	Final balance	4,741,175	16	341,751	0	390,199	0	5,473,141

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                        Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: March 31, 2010

06.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

CPFL ENERGIA S.A.

NOTES TO THE INTERIM FINANCIAL STATEMENTS

AS OF MARCH 31, 2010

(Amounts stated in thousands of Brazilian reais, except where otherwise indicated)

(1)     OPERATIONS

CPFL Energia S.A. (“CPFL Energia” or “Company”) is a publicly quoted corporation incorporated for the principal purpose of acting as a holding company, participating in the capital of other companies primarily dedicated to electric energy distribution, generation and sales activities.

The Company has direct and indirect interests in the following subsidiaries, allocated by line of business:

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                        Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: March 31, 2010

		March 31, 2010		December 31, 2009
	Consolidation Method	Equity Interest - %		Equity Interest - %
Subsidiary		Direct	Indirect	Direct	Indirect

Energy Distribution
Companhia Paulista de Força e Luz ("CPFL Paulista")	Full	100.00	-	100.00	-
Companhia Piratininga de Força e Luz ("CPFL Piratininga")	Full	100.00	-	100.00	-
Companhia Luz e Força Santa Cruz ("CPFL Santa Cruz")	Full	99.99	-	99.99	-
Rio Grande Energia S.A. ("RGE")	Full	100.00	-	100.00	-
Companhia Paulista de Energia Elétrica ("CPFL Leste Paulista")	Full	95.92	-	95.92	-
Companhia Jaguari de Energia ("CPFL Jaguari")	Full	87.27	-	87.27	-
Companhia Sul Paulista de Energia ("CPFL Sul Paulista")	Full	86.73	-	86.73	-
Companhia Luz e Força de Mococa ("CPFL Mococa")	Full	86.73	-	86.73	-

Energy Generation
CPFL Geração de Energia S.A. ("CPFL Geração")	Full	100.00	-	100.00	-
CPFL Sul Centrais Elétricas Ltda. ("CPFL Sul Centrais Elétricas")	Full	-	100.00	-	100.00
CPFL Bioenergia S.A. ("CPFL Bioenergia")	Full	-	100.00	-	100.00
CPFL Bio Formosa S.A. ("CPFL Bio Formosa")	Full	-	100.00	-	100.00
CPFL Bio Buriti S.A. ("CPFL Bio Buriti")	Full	-	100.00	-	-
CPFL Bio Ipê S.A. ("CPFL Bio Ipê")	Full	-	100.00	-	-
CPFL Bio Pedra S.A. ("CPFL Bio Pedra")	Full	-	100.00	-	-
Paulista Lajeado Energia S.A. ("Paulista Lajeado")	Full	-	52.34	-	52.34
Santa Clara I Energias Renováveis Ltda. ("Santa Clara I")	Full	-	100.00	-	100.00
Santa Clara II Energias Renováveis Ltda. ("Santa Clara II")	Full	-	100.00	-	100.00
Santa Clara III Energias Renováveis Ltda. ("Santa Clara III")	Full	-	100.00	-	100.00
Santa Clara IV Energias Renováveis Ltda. ("Santa Clara IV")	Full	-	100.00	-	100.00
Santa Clara V Energias Renováveis Ltda. ("Santa Clara V")	Full	-	100.00	-	100.00
Santa Clara VI Energias Renováveis Ltda. ("Santa Clara VI")	Full	-	100.00	-	100.00
Eurus VI Energias Renováveis Ltda. ("Eurus VI")	Full	-	100.00	-	100.00
BAESA - Energética Barra Grande S.A. ("BAESA")	Proportionate	-	25.01	-	25.01
Campos Novos Energia S.A. ("ENERCAN")	Proportionate	-	48.72	-	48.72
CERAN - Companhia Energética Rio das Antas ("CERAN")	Proportionate	-	65.00	-	65.00
Foz do Chapecó Energia S.A. ("Foz do Chapecó")	Proportionate	-	51.00	-	51.00
Centrais Elétricas da Paraíba S.A.- EPASA ("EPASA")	Proportionate	-	51.00	-	51.00

Energy Commercialization and Services
CPFL Comercialização Brasil S.A. ("CPFL Brasil")	Full	100.00	-	100.00	-
Clion Assessoria e Comercialização de Energia Elétrica Ltda. ("CPFL Meridional")	Full	-	100.00	-	100.00
CPFL Comercialização Cone Sul S.A. ("CPFL Cone Sul")	Full	-	100.00	-	100.00
Sul Geradora Participações S.A. ("Sul Geradora")	Full	-	99.95	-	99.95
CPFL Planalto Ltda. ("CPFL Planalto")	Full	100.00	-	100.00	-
CPFL Atende Centro de Contatos e Atendimento Ltda. ("CPFL Atende")	Full	100.00	-	100.00	-
CPFL Serviços, Equipamentos, Industria e Comércio S.A. ("CPFL Serviços")	Full	87.82	-	87.82	-

Holding Company
Chumpitaz Participações S.A. ("Chumpitaz")	Full	100.00	-	100.00	-
CPFL Jaguariuna S.A. ("CPFL Jaguariuna")	Full	100.00	-	100.00	-
Companhia Jaguari de Geração de Energia ("Jaguari Geração")	Full	87.34	-	87.34	-
Chapecoense Geração S.A. ("Chapecoense")	Proportionate	-	51.00	-	51.00

(2)     PRESENTATION OF THE INTERIM FINANCIAL STATEMENTS

The individual (Parent Company) and consolidated quarterly financial statements are presented in thousands of Brazilian reais, except where otherwise indicated, and were prepared in accordance with (i) generally accepted accounting principles in Brazil, and the standards published by the Brazilian Securities Commission (“CVM”) applicable to quarterly financial statements, having fully complied with all the concepts introduced by Law nº 11,638/07 and Law 11,941/09, (ii) the Accounting Manual of the Public Electric Energy Service and other regulations laid down by ANEEL.

The Company and its subsidiaries opted to apply Article 1 of CVM Decision nº 603/09, which allows publicly-held companies to present their Quarterly Financial Statements - ITR in accordance with the accounting standards in force as of December 31, 2009, without yet reflecting the full effects of the process of adjustment to international accounting standards.

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                        Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: March 31, 2010

Accordingly, the accounting practices and criteria adopted in preparation of these quarterly financial statements are consistent with those followed in preparing the Financial Statements at December 31, 2009, and should therefore be analyzed as a whole.

The main changes in accounting practices to be introduced by the Pronouncements, Interpretations and Guidelines issued by the Brazilian Accounting Pronouncements Committee (Comitê de Pronunciamentos Contábeis – CPC) and approved by the Brazilian Securities Commission - CVM in 2009 are currently being analyzed by the Company and its subsidiaries, while awaiting market decisions as to the application of certain standards. However, the preliminary results of this analysis indicate that the standards that will have the greatest impact on the Financial Statements are:

 i.    ICPC 01 – Concession Contracts: This Interpretation defines the form of accounting for the assets of concessions when certain conditions are met. The Company’s preliminary understanding is that this Interpretation is applicable to the concessions relating to electric energy distribution services. The most likely impact on the Financial Statements will be the transfer of the balances of Fixed Assets and Special Obligations to (a)  the Intangible Asset in relation to the right to charge consumers a tariff (right to exploit the concession), and/or (b) recording of a Financial Asset, representing the Company’s unconditional right to receive payment.

   Due to the complexity of these changes, the Company and its subsidiaries are evaluating the impacts of applying the Interpretation in their Financial Statements; they have also taken part in discussions and debates with other agents from the electric energy sector, regulatory bodies and class associations.

ii.    CPC 26 – Presentation of the Financial Statements: This Pronouncement establishes guidelines and minimum requirements for structure, content and presentation of the financial statements. The Company and its subsidiaries are examining any possible impacts of this Pronouncement, particularly as regards changes in individual accounting statements, such as, for example, the inclusion of “Other Comprehensive Income” in the Income Statement and the Statement of Changes in Shareholders’ Equity and separating the participation of controlling shareholders from that of noncontrolling shareholders in these statements.

iii.    CPC 27 – Fixed Assets: This Pronouncement establishes the main points to be considered in accounting for a fixed asset, including the composition of the costs and methods permitted for calculating depreciation. The Company and its subsidiaries are also analyzing ICPC Interpretation 10 “Interpretation regarding Initial Adoption of Technical Pronouncements CPCs 27, 28, 37 e 43 to the Fixed Assets and Investment Properties” and the possible impacts on the balance of Fixed Assets at the transition date.

iv.    CPC 33 – Employee Benefits: This Pronouncement concerns  accounting for and disclosure of the benefits granted to employees. Due to the complexity of the accounting procedures defined in this regulation, the Company and its subsidiaries are analyzing the best alternative accounting methods, as required by the Pronouncement.

v.    CPC 18 – Investment in Associated and Subsidiary Companies and CPC 19 – Joint Ventures: these Pronouncements deal with the classification and subsequent recording of the permanent corporate interests held by an entity. Certain of our ventures which, under the current rules, are regarded as “Joint Ventures” and accordingly consolidated proportionally, may need to be registered as “Associated Companies”, and their income recorded by the equity accounting method.

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                        Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: March 31, 2010

As mentioned above, due to the uncertainties as to the application of certain standards, reliable estimates of the impacts are at present impracticable.

2.1 Consolidation Principles

The consolidated quarterly financial statements include the balances and transactions of the Company and its subsidiaries. The asset, liability, income and expense balances were fully consolidated.

Prior to consolidation into the Company's financial statements, the financial statements of CPFL Geração and CPFL Brasil are consolidated with those of their subsidiaries, fully or proportionally (in the case of jointly-controlled subsidiaries).

In compliance with the conditions described above, the portion relating to the noncontrolling shareholders is stated separately in liabilities and income statements for the periods presented.

All significant intercompany balances and transactions have been eliminated.

(3)     REGULATORY ASSETS AND LIABILITIES

	Consolidated
	March 31, 2010			December 31, 2009
	Current	Noncurrent	Total	Current	Noncurrent	Total
Assets
Consumers, Concessionaires and Licensees (note 5)
Free energy	3,594	23	3,617	3,506	38	3,544
Discounts TUSD (*) and Irrigation	11,990	4,838	16,828	11,343	1,410	12,753
Other financial components	-	-	-	182	17	199
	15,584	4,861	20,445	15,031	1,465	16,496
Deferred Costs Variations
Parcel "A"	1,333	-	1,333	1,290	-	1,290
CVA (**)	335,976	30,765	366,741	331,523	42,813	374,336
	337,309	30,765	368,074	332,813	42,813	375,626
Prepaid Expenses (note 9)
Increase in PIS and COFINS	259	-	259	259	-	259
Overcontracting	68,353	2,399	70,752	77,191	23,135	100,326
Low income consumers' subsidy - Losses	21,642	35,807	57,449	28,027	33,500	61,527
Other financial components	29,685	6,523	36,208	10,304	993	11,297
	119,939	44,729	164,668	115,781	57,628	173,409
Liabilities

Suppliers (note 17)
Free energy	(66,077)	-	(66,077)	(61,341)	-	(61,341)

Deferred Gains Variations
Parcel "A"	(45,685)	(87)	(45,772)	(44,419)	-	(44,419)
CVA	(441,983)	(64,560)	(506,543)	(269,044)	(108,691)	(377,735)
	(487,668)	(64,647)	(552,315)	(313,463)	(108,691)	(422,154)
Other Accounts Payable (note 22)
Tariff review	(49,315)	-	(49,315)	(89,261)	-	(89,261)
Discounts TUSD and Irrigation	(3,024)	(249)	(3,273)	(965)	(26)	(991)
Reimbursal to consumers - Recalculation IRT	(14,528)	-	(14,528)	-	-	-
Increase in PIS and COFINS	(126,129)	-	(126,129)	(122,792)	-	(122,792)
Overcontracting	(20,888)	(25,231)	(46,119)	(17,541)	-	(17,541)
Low income consumers' subsidy - Gains	(5,890)	-	(5,890)	(6,011)	-	(6,011)
Other financial components	(22,025)	(3,304)	(25,329)	(10,236)	(1,902)	(12,138)
	(241,799)	(28,784)	(270,583)	(246,806)	(1,928)	(248,734)
Total net	(322,712)	(13,076)	(335,788)	(157,985)	(8,713)	(166,698)

(*) Network Usage Charge - TUSD
(**) Deferred Tariff Costs and Gains Variations from Parcel "A" itens - ("CVA")

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                        Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: March 31, 2010

a) Rationing (“RTE”, “Free Energy” and Parcel “A”)

At the end of 2001, as a result of the Emergency Program for the Reduction of Electric Energy Consumption, in effect between June 2001 and February 2002, the generators, the power distributors and the Federal Government signed the "Overall Agreement for the Electric Energy Sector".  This agreement introduced the mechanism to reimburse the energy sector for the losses incurred as a result of this program, an Extraordinary Tariff Increase of 2.9% on energy supplied to residential consumers (except those regarded as "low income consumers") rural consumers and for public lighting, and 7.9% for all other consumers.

This adjustment was used to offset the following regulatory assets resulting from the rationing. As of March 31, 2010, these assets recorded by the subsidiaries are as follows:

a.1)   Electric energy from Independent Suppliers (“Free Energy”)

Corresponds to the energy produced and made available to the consumer market during the rationing period by the independent producers and own-power producers of energy.

The distribution utilities collected the funds from the consumer through the extraordinary tariff adjustment and passed them on to the generators, according to percentages established for each concessionaire, recording an asset and a liability. These amounts were restated in accordance with ANEEL’s instructions.

As of March 31, 2010, the subsidiaries CPFL Geração and RGE have balances of Free Energy amounting to R$ 131 and R$ 177 respectively, net of the reserve for losses on realization of Free Energy amounting to a total of R$ 13,175.

On December 15, 2009, ANEEL issued Regulatory Resolution nº 387/2009 which establishes a new method for calculating the outstanding balances of Loss of Revenue and Free Energy after expiry of the RTE charge, with the objective of distributing the amounts of RTE charged to the final consumer fairly, so as spread the losses incurred evenly between generators and distributors of electric energy.

On the basis of this new calculation, the subsidiaries CPFL Paulista, CPFL Piratininga and CPFL Sul Paulista increased the liability relating to free energy by R$ 32,592. In this quarter, the subsidiaries CPFL Paulista and CPFL Piratininga recorded additional adjustments of R$ 48 and R$ 2,479 as Other Operating Expenses, in respect of the principal.

Using the same methodology, the subsidiaries CPFL Jaguari and CPFL Santa Cruz recorded assets of R$ 3,244 in 2009, the outstanding balance of which is R$ 3,309 at March 31, 2010.

After these adjustments and the amortization and restatement for the quarter, the net balance at March 31, 2010 stood at R$ 62,460 (R$ 57,797 as of December 31, 2009).

The results of the new calculation were sent to ANEEL, which will validate the figures and issue a dispatch with the final value, for subsequent settlement with the generators.

a.2)   Parcel “A”

Corresponds to the variation in the non-manageable costs representing Parcel "A" of the concession contracts, between January 1 and October 25, 2001.

In the case of the subsidiaries CPFL Paulista, CPFL Piratininga, CPFL Santa Cruz, CPFL Leste Paulista, CPFL Mococa, CPFL Jaguari and RGE, the balances of Parcel “A” were totally amortized in November 2009, May 2008, November 2007, September 2005, March 2007, August 2005 and July 2004, respectively.

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                        Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: March 31, 2010

The subsidiaries CPFL Paulista, CPFL Sul Paulista, CPFL Leste Paulista and CPFL Mococa, overcharged in the billing period, resulting in liabilities to consumers of R$ 43,956, R$ 327, R$ 105 and R$ 51, respectively, (R$ 42,573, R$ 393, R$ 103 and R$ 60 as of December 31, 2009). These amounts are restated at the SELIC rate and R$ 77 was amortized in the quarter by negative financial components included in the tariffs of the tariff adjustments in 2010.

b)      Tariff Review and Tariff Adjustment

b.1) 2nd cycle of Tariff Review

ANEEL provisionally established the tariff adjustment and the financial components for the tariff review on February 3, 2008 for the subsidiaries CPFL Santa Cruz, CPFL Jaguari, CPFL Mococa, CPFL Leste Paulista and CPFL Sul Paulista, on April 8, 2008 for the subsidiary CPFL Paulista, on April 19, 2008 for RGE and on October 23, 2007 for the subsidiary CPFL Piratininga.

In the case of all the companies, the provisional nature of the tariff review is due to the “Reference Company” and the “Xe factor”. Additionally, the remuneration bases of the subsidiaries RGE and CPFL Santa Cruz were also on a provisional basis, while the financial component for the subsidiaries CPFL Paulista and CPFL Piratininga were linked to overcontracting.

The final approval occurred in the subsequent tariff adjustments, when ANEEL recalculated the adjustments and decided to reposition the tariff review of the distributors. As a result, the distributors recognized regulatory liabilities totaling R$ 165,707 between 2008 and 2009, in respect of amounts that are already being refunded to consumers. This repositioning caused a negative impact of R$ 32,529 in the first quarter of 2009, mainly as a result of the liabilities recorded for RGE and CPFL Paulista, amounting to R$ 22,428 and R$ 11,979, respectively. In the first quarter of 2010, R$ 39,946 was refunded (amortized) and the balance as of March 2010 is R$ 49,315.

b.2) Tariff Adjustment 2009 and 2010

The result for the first quarter of 2010 was impacted by the 2009 and 2010 tariff adjustments for the distribution subsidiaries, as follows:

Tariff Adjustment 2009 (“IRT 2009”):

In 2009, ANEEL established the Annual Tariff Review of the subsidiaries CPFL Paulista, CPFL Piratininga and RGE, and these tariffs came into effect on March 31 2010. Since the tariffs of the subsidiaries CPFL Santa Cruz, CPFL Jaguari, CPFL Mococa, CPFL Leste Paulista and CPFL Sul Paulista are adjusted on February 3 each year, the income for the first quarter of 2010 is also impacted by the 2009 tariff adjustment applied until that date. These adjustments are shown in the following table:

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                        Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: March 31, 2010

	CPFL Santa Cruz	CPFL Jaguari	CPFL Mococa	CPFL Leste Paulista	CPFL Sul Paulista	CPFL Paulista	RGE	CPFL Piratininga

Verified Revenue	192,302	77,004	47,999	73,724	87,327	4,640,667	1,902,839	2,267,755
Sector Charges	23,419	13,993	5,932	9,573	13,090	690,911	222,227	341,928
Purchase of Electric Energy	97,221	41,213	23,441	29,413	42,637	2,793,363	1,089,099	1,098,860
Energy Transmission	19,238	9,647	5,594	8,727	11,092	425,052	201,789	266,754
Parcel A	139,878	64,853	34,967	47,713	66,819	3,909,326	1,513,115	1,707,542
Parcel B	72,974	20,626	18,083	33,810	30,810	1,361,615	588,468	623,920
Income Required (Parc. A + B)	212,852	85,479	53,050	81,523	97,629	5,270,941	2,101,583	2,331,462

Financial Components	28,530	300	351	1,924	(149)	402,812	178,722	73,878
CVA	5,310	1,735	1,305	(1,709)	1,306	232,828	113,340	110,116
Overcontracting	9	-	-	-	-	28,125	(1,949)	7,865
Advances	25,375	126	422	1,527	399	117,093	138,013	41,809
Low Income Subsidy	-	-	-	-	-	33,047	1,519	1,090
Discounts on TUSD and Irrigation Subsidy	(771)	-	22	852	43	6,122	1,625	3,010
Connection and Frontier Charges / CUST	(81)	(199)	(76)	2,358	(119)	3,932	(2,073)	357
Recalculation of 2008 Tariff Review	(3,546)	(1,058)	(1,089)	(780)	(1,694)	(11,979)	(50,899)	(93,540)
Provision Subsidy for Cooperatives	-	-	-	-	-	-	(16,178)	4,417
CCEAR exposure	(56)	-	-	-	-	(5,534)	-	(577)
Other components	2,290	(304)	(233)	(324)	(84)	(822)	(4,676)	(669)

Financial Repositioning	10.69%	11.01%	10.52%	10.58%	11.80%	13.58%	10.44%	2.81%
Financial Components	13.40%	0.35%	0.66%	2.36%	-0.16%	7.64%	8.50%	3.17%
Total Repositioning	24.09%	11.36%	11.18%	12.94%	11.64%	21.22%	18.95%	5.98%

X Factor	1.05%	2.81%	1.14%	1.44%	1.43%	1.19%	0.18%	-1.36%

Effect perceived by consumers (*)	11.85%	9.40%	5.59%	10.61%	10.23%	21.56%	3.43%	-2.12%

Ratification Resolution - ANEEL	770/2009	767/2009	768/2009	771/2009	769/2009	795/2009	810/2009	896/2009
Tariff Adjustment date	Feb 3, 2009	Feb 3, 2009	Feb 3, 2009	Feb 3, 2009	Feb 3, 2009	Apr 8, 2009	Apr 19, 2009	Oct 23, 2009

(*)  The average effect perceived by consumers, as a result of removal from the tariff base of the financial components added in the previous tariff adjustment.

On March 30, 2010, in Ratification Resolution nº 957, ANEEL changed the contractual date for the tariff adjustment and review of the subsidiary RGE, and extended the effective term of this concessionaire’s electric energy tariffs, stated in ratification resolution 810/2009, to June 18, 2010. This change was proposed by ANEEL in order for RGE's adjustment to be made on a more suitable date in the annual tariff adjustment calendar, to align the date of RGE's tariff adjustment in the annual tariff adjustment calendar with those of the concessionaires it supplies.

Tariff Adjustment 2010 (“IRT 2010”):

On February 3, 2010, ANEEL established the 2010 Annual Tariff Adjustment of the subsidiaries CPFL Santa Cruz, CPFL Jaguari, CPFL Mococa, CPFL Leste Paulista and CPFL Sul Paulista, which accordingly impacted the result of the first quarter of 2010 as from that date. The table below shows a breakdown of these IRT, and the result of the annual tariff adjustment of the subsidiary CPFL Paulista, applicable as from April 8, 2010.

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                        Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: March 31, 2010

	CPFL Santa Cruz	CPFL Jaguari	CPFL Mococa	CPFL Leste Paulista	CPFL Sul Paulista	CPFL Paulista

Verified Revenue	221,437	88,633	56,218	91,434	101,099	5,427,276
Sector Charges	31,038	18,405	7,646	11,843	16,653	916,487
Purchase of Electric Energy	93,597	41,422	23,124	11,730	41,132	2,663,385
Energy Transmission	25,155	12,919	7,356	27,784	14,641	505,917
Parcel A	149,790	72,746	38,126	51,357	72,426	4,085,789
Parcel B	75,845	21,036	20,425	34,301	33,026	1,425,548
Income Required (Parc. A + B)	225,635	93,782	58,551	85,658	105,452	5,511,337

Financial Components	18,485	(608)	(101)	(5,904)	1,432	63,508
Advances	23,504	124	374	1,223	1,644	130,359
Financial adjustment previous tariff adjustment	(21)	(247)	(110)	(123)	137	(14,225)
Financial adjustment TUSD-G	-	-	-	-	-	(11,747)
Additional R&D financial adjustment	-	-	-	-	-	4,242
CVA	(1,851)	(299)	(154)	(2,534)	120	(89,180)
Discounts on TUSD and Irrigation Subsidy	(315)	-	(101)	(115)	544	2,062
Connection and Frontier Charges/CUSD	(154)	122	(49)	(178)	(112)	6,870
Parcel "A" liability to be offset	-	-	-	-	-	(43,956)
Neutrality of Sector Charges	-	-	-	-	-	(1,628)
Recovery of subsidies	2,478	91	262	234	277	8,618
Overcontracting	(1,591)	(418)	(274)	(922)	(349)	67,619
Other components	(3,565)	19	(49)	(3,489)	(829)	4,474

Financial Repositioning	1.90%	5.81%	4.15%	-6.32%	4.30%	1.55%
Financial Components	8.19%	-0.65%	-0.17%	-6.89%	1.36%	1.15%
Total Repositioning	10.09%	5.16%	3.98%	-13.21%	5.66%	2.70%

X Factor	-2.15%	-0.34%	-2.33%	-1.12%	-1.30%	0.08%

Effect perceived by consumers (*)	-2.53%	3.67%	3.24%	-8.47%	4.94%	-5.69%

Ratification Resolution - ANEEL	935/2010	937/2010	936/2010	939/2010	933/2010	961/2010
Tariff review date	Feb 3, 2010	Feb 3, 2010	Feb 3, 2010	Feb 3, 2010	Feb 3, 2010	Apr 8, 2010

(*)  The average effect perceived by consumers, as a result of removal from the tariff base of the financial components added in the previous tariff adjustment.

On account of the process of approval of the financial components in the tariff adjustments, the following main adjustments were recorded in the quarters:

i)  2009

CPFL Paulista - a CVA liability of R$ 24,118 in respect of recalculation of the K factor (the lower of regulatory and actual losses), reversal of energy overcontracting of R$ 14,263, and other regulatory liabilities of R$ 9,133, mainly in respect of the CCEAR exposure and discounts for TUSD and Irrigation.

RGE - liabilities in relation to the subsidy to cooperatives of R$ 5,156 and TUSD of R$ 5,495.

ii)     2010

CPFL Paulista – a regulatory asset of R$ 5,314 in respect of recalculation of energy overcontracting in 2008 and a regulatory liability of R$ 14,225 in respect of adjustment of the financial components (CVA and other regulatory assets and liabilities) overestimated by ANEEL in 2008.

c)   Financial components

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                        Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: March 31, 2010

c.1) Tariff review

As mentioned in note 3b.1, the 2nd cycle of tariff reviews for distributors was finally ratified by ANEEL during 2009. As such, liabilities have been recorded relating to the reimbursements that are being made to consumers, and these will be amortized in the accounts until the next Tariff Adjustment.

c.2)  Discounts TUSD and Irrigation

The subsidiaries record regulatory assets and liabilities for the special discounts applied on the TUSD to the free consumers, in respect of electric energy supplied from alternative sources and on the tariffs for energy supplied for irrigation and aquaculture.

As tariff advances are granted in relation to the estimated discounts for the next tariff period, the difference between the forecast and the discount actually realized is recorded and offset in the next tariff adjustment.

c.3) CVA

Relates to the mechanism for offsetting the variations in unmanageable costs incurred by the electric energy distribution concessionaires. These variations are calculated in accordance with the difference between the expenses effectively incurred and the expenses estimated at the time of establishing the tariffs in the annual tariff adjustments. The amounts taken into consideration in the CVA are restated at the SELIC rate.

The net balances of CVA assets and liabilities, separated by type and accrual period, are shown below:

	Consolidated
	March 31, 2010						December 31, 2009
	Ratified			Not Ratified		Total	Ratified		Not Ratified	Total

	2010	2009	2008	2010	2009		2009	2008	2009
Itaipu pass-through	(104,850)	(15,609)	(3,490)	(40,790)	(23,936)	(188,675)	(38,409)	8,858	(90,376)	(119,927)
Electric Energy Costs	(83,241)	56,655	3,061	(47,973)	(88,466)	(159,964)	87,205	(11,780)	(159,132)	(83,707)
Proinfa	6,028	14,610	412	(2,052)	3,976	22,974	23,734	289	(4,583)	19,440
CCC	33,141	11,521	500	16,842	37,708	99,712	24,827	1,193	49,782	75,802
Transmission from Itaipu	1,952	952	9	294	925	4,132	1,900	84	2,577	4,561
Basic Network	63,815	9,985	466	7,534	16,621	98,421	15,607	772	61,797	78,176
ESS	(41,956)	29,951	1,375	(4,545)	(25,774)	(40,949)	65,078	2,384	(67,198)	264
CDE	7,970	7,232	98	2,009	6,054	23,363	11,297	(39)	10,732	21,990
EER - Reserve energy charge	2	-	-	384	798	1,184	-	-	2	2
	(117,139)	115,297	2,431	(68,297)	(72,094)	(139,802)	191,239	1,761	(196,399)	(3,399)

c.4) Increase in PIS and COFINS

Refers to the difference between PIS and COFINS costs calculated in accordance with the current legislation, and those incorporated in the tariff until April 2005 for the subsidiary CPFL Paulista and October 2005 for the subsidiary CPFL Piratininga. These differences were recorded as a regulatory asset, which has been fully amortized.

In view of the discussions in respect of the nature of this credit, the Company conservatively opted to record a liability of the same amount, posted in the account “Other Accounts Payable” (note 22).

c.5) Overcontracting

Electric energy distribution concessionaires are obliged to guarantee 100% of their energy and power market through contracts approved, registered and ratified by ANEEL, and are also assured that costs or income derived from overcontracting will be passed on to the tariffs, limited to 3% of the energy load requirement.

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                        Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: March 31, 2010

In relation to the 2009 Tariff Reviews of the subsidiaries CPFL Paulista and CPFL Piratininga, ANEEL regarding the transactions relating to the acquisition of electric energy in the CCEE, in 2008, as voluntary exposure, and therefore provisionally approved the amounts of R$ 32,006 and R$ 7,865, respectively, for CPFL Paulista and CPFL Piratininga, of the Overcontracting Asset, but did not recognize the other amounts of R$ 19,503 and R$ 52,302, originally recorded by the subsidiaries.  While not agreeing with the Agency's position, the subsidiaries, conservatively, decided to reverse these amounts, crediting "Prepaid Expenses" and setting against "Costs - Cost of Electric Energy" (R$ 18,583 in the first quarter of 2009 and R$ 49,621 in the third quarter of 2009 and "Financial income" (R$ 920 in the first quarter of 2009 and R$ 2,681 in the third quarter of 2009).  The amounts used in the tariff adjustments were provisionally adopted by ANEEL.

On April 6, 2010, in Order nº 899, ANEEL acknowledged the Application for Reconsideration filed by the subsidiaries to resume the discussions on analysis of the merit of the involuntary nature of the exposure to the short-term market, in 2008. Accordingly, the subsidiaries will have an opportunity to present its explanations and prove the involuntary exposure.

c.6) Low Income Consumers’ Subsidy

Law no 12,212, of January 20, 2010, establishes the most recent guidelines for classification of consumers for the Social Electric Energy Tariff (Low Income).

The main change is that, under the new Law, consumers will be entitled to the Social Electric Energy Tariff (Low Income) if they are enrolled in the Sole Register for Federal Government Social (Cadastro Único para Programas Sociais do Governo Federal – CadÚnico), irrespective of their energy consumption.

The Law establishes that ANEEL is to regulate (i) classification of new consumers within 180 days after enactment of the Law and (ii) the exclusion from the roster of beneficiaries of the Social Electric Energy Tariff of consumer units that will cease to be entitled as result of the Law within 24 months after enactment of the law. Accordingly, most general effects of the Law will only be felt after regulation by ANEEL.

Since the subsidies granted to consumers are to be identified as from the second cycle of tariff reviews, ANEEL decided that, whenever possible, part of this subsidy will be reimbursed through the tariff in the sphere of the concessionaire itself, by taking the financial component into account in the tariff. If it is not possible to make the full reimbursement through the tariff, CDE funds will be transferred to complement the subsidy.

As tariff advances are made to cover in full the subsidies granted to consumers, the difference between the subsidy actually granted and the advance received will be calculated monthly for accounting purposes and included in the next tariff adjustment.

c.7) Neutrality of the Sector Charges

On account of approval by the ANEEL Executive Board of the Addendum to the Concession Contracts of the electric energy distributors, in order to change the tariff adjustment methodology in accordance with ANEEL Order nº 245, published in the Official Gazette of the Federal Executive on February 5, 2010, the sector charges will no longer affect the tariff. The monthly differences between the amounts billed and the amounts considered in the previous tariff adjustment will be recorded as regulatory assets and liabilities, bearing interest at the SELIC rate. The subsidiaries are recording the amounts in the Other Financial Components account for future ratification.

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                        Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: March 31, 2010

c.8) TUSD G Financial Adjustment

The discounts on TUSD granted to the generators based on Regulatory Resolution n° 77/2004 are reimbursed annually at the time of each tariff adjustment or review. As in the case of other financial components, tariff advances are granted to cover the subsidies. The difference between the actual subsidy and the advance received will be calculated monthly for accounting purposes and included in the next tariff adjustment. The subsidiaries are recording such amounts as “Other Financial Components”.

c.9) Other financial components

Mainly refers to CCEAR exposure, financial guarantees, subsidies to cooperatives and licensees and services related to the periodical tariff review (measures to be taken and remuneration basis etc), as well as the effects of the neutrality of the sector charges and of the TUSD G financial adjustment, described above.

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                        Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: March 31, 2010

Changes in regulatory assets and liabilities during the quarters ended March 31, 2010 and 2009:

	Consolidated
	December 31, 2009	Operating reveue (note 24)		Cost of electric energy services (note 25)		Deductions from operating revenue		Operating expense			Cash	Financial income (expense)		March 31, 2010
		Deferral	Amort.	Deferral	Amort.	Deferral	Amort.	Deferral	Amort.	Provision for losses	Amort.	Deferral	Remuner.

Free energy	(57,797)	-	-	-	-	-	-	(2,527)	-	17	(34)	-	(2,119)	(62,460)
Parcel "A"	(43,129)	-	77	(3)	-	(1)	-	-	-	-	-	-	(1,383)	(44,439)
Tariff review	(89,261)	-	39,946	-	-	-	-	-	-	-	-	-	-	(49,315)
Discounts TUSD and Irrigation	11,762	8,530	(7,160)	-	-	-	-	-	-	-	-	-	423	13,555
CVA	(3,399)	-	-	(81,374)	(79,958)	42,108	(18,369)	-	-	-	-	1,319	(129)	(139,802)
Increase in PIS and COFINS	(122,533)	-	-	-	-	-	-	-	-	-	-	-	(3,337)	(125,870)
Overcontracting	82,785	-	-	(52,844)	(6,972)	-	-	-	-	-	-	-	1,664	24,633
Low Income Consumers’ Subsidy	55,516	11,286	(10,334)	-	-	-	-	-	-	-	(5,350)	-	441	51,559
Return to consumer - IRT Recalculation	-	(14,319)	61	-	-	-	-	-	-	-	-	-	(270)	(14,528)
Other financial components	(642)	8,094	(273)	(11,170)	1,589	10,807	(1)	-	589	219	(51)	-	1,718	10,879
Total net	(166,698)	13,591	22,317	(145,391)	(85,341)	52,914	(18,370)	(2,527)	589	236	(5,435)	1,319	(2,992)	(335,788)

	Consolidated
	December 31, 2008	Operating reveue (note 24)		Cost of electric energy services (note 25)		Deductions from operating revenue		Operating expense			Cash	Financial income (expense)		March 31, 2009
		Deferral	Amort.	Deferral	Amort.	Deferral	Amort.	Deferral	Amort.	Provision for losses	Amort.	Deferral	Remuner,

Extraordinary tariff adjustment	3,904	-	(3,542)	-	-	-	-	-	-	(638)	-	-	604	328
Free energy	(33,428)	-	(1,058)	-	-	-	-	-	-	(162)	5,664	-	370	(28,614)
Parcel "A"	496,391	393	-	-	(253,791)	-	(63,075)	-	274	-	-	-	40,755	220,947
Tariff review	14,590	(32,849)	(15,340)	-	-	-	-	(1,115)	-	-	-	-	21	(34,693)
Discounts TUSD and Irrigation	83,872	36,366	(82,001)	-	-	-	-	-	-	-	-	-	2,927	41,164
CVA	(56,475)	-	-	256,888	(39,488)	99,487	58,729	-	(19)	-	-	43,980	4,965	368,067
Increase in PIS and COFINS	(88,867)	-	-	-	-	-	(24,916)	-	-	-	-	-	(10,847)	(124,630)
Overcontracting	110,167	-	-	34,020	(95,136)	(7,427)	-	-	-	-	-	-	(2,249)	39,375
Low Income Consumers’ Subsidy	47,343	65,299	(2,356)	-	-	-	-	-	-	-	(48,934)	-	(118)	61,234
Return to consumer - IRT Recalculation	(26,213)	-	-	-	26,213	-	-	-	-	-	-	-	-	-
Other financial components	21,563	146	(14,511)	180	(1,865)	6,839	(3,825)	134	(2,250)	-	(6,167)	149	(574)	(181)
Total net	572,847	69,355	(118,808)	291,088	(364,067)	98,899	(33,087)	(981)	(1,995)	(800)	(49,437)	44,129	35,854	542,997

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                        Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: March 31, 2010

(4)       CASH AND CASH EQUIVALENTS

	Parent Company		Consolidated
	March 31, 2010	December 31, 2009	March 31, 2010	December 31, 2009
Bank deposits	1,235	5,029	38,683	311,527
Short-term financial investments	216,723	214,097	1,646,019	1,161,648
Total	217,958	219,126	1,684,702	1,473,175

The short-term financial investments refer to short term operations with national financial institutions under normal market conditions and rates, with daily liquidity, low credit risk and average interest of 100% of the Interbank Deposit rate (CDI).

(5)     CONSUMERS, CONCESSIONAIRES AND LICENSEES

In the consolidated financial statements, the balance derives mainly from the supply of electric energy.  The following table shows the breakdown as of March 31, 2010 and December 31, 2009:

	Consolidated
		Past due		Total
	Balances Coming due	Up to 90 days	More than 90 days	March 31, 2010	December 31, 2009
Current
Consumer Classes
Residential	290,177	203,558	19,448	513,183	485,541
Industrial	126,870	83,220	37,780	247,870	264,798
Commercial	109,190	58,142	17,794	185,126	189,080
Rural	24,757	7,452	1,274	33,483	32,671
Public Administration	51,701	6,307	889	58,897	60,943
Public Lighting	32,903	2,666	16,365	51,934	60,557
Public Service	28,366	4,992	271	33,629	35,380
Billed	663,964	366,337	93,821	1,124,122	1,128,970
Unbilled	476,447	-	-	476,447	388,162
Financing of Consumers' Debts	63,443	9,537	30,016	102,996	91,437
Regulatory assets (note 3)	15,584	-	-	15,584	15,031
CCEE Transactions	12,819	-	-	12,819	14,174
Concessionaires and Licensees	156,304	-	-	156,304	182,973
Collection in process of classification	(26,971)	-	-	(26,971)	1,116
Other	19,231	165	1,797	21,193	18,244
Total	1,380,821	376,039	125,634	1,882,494	1,840,107

Noncurrent
Financing of Consumers' Debts	137,986	-	-	137,986	140,893
Regulatory assets (note 3)	4,861	-	-	4,861	1,465
CCEE Transactions	41,301	-	-	41,301	41,301
Concessionaires and Licensees	31,991	-	-	31,991	42,655
Total	216,139	-	-	216,139	226,314

Collection in process of Classification - This refers to amounts received that are pending identification, mainly related to accounts receivable from electric energy consumers. The credit balance of R$ 26,971 at March 31, 2010 refers to amounts received where the accounts receivable were not written off due to the implementation of the new billing system – “CCS”.

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                        Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: March 31, 2010

(6)     FINANCIAL INVESTMENTS

In 2005, through a Private Credit Agreement, the Company acquired the credit arising from the Purchase and Sale of Electric Energy Agreement between Companhia Energética de São Paulo (“CESP”) (seller) and CPFL Brasil (purchaser), referring to the supply of energy for a period of 8 years. The amounts handed over by the Company to CESP will be settled by CPFL Brasil using the funds derived from the acquisition of energy produced by that company.

As of March 31, 2010, the current assets balance of the parent company is R$ 39,615 (R$ 39,253 as of December 31, 2009), and the noncurrent assets balance is R$ 57,338 (R$ 62,179 as of December 31, 2009).  The operation is subject to interest of 17.5% p.a., plus the annual variation of the IGP-M, and is amortized in monthly installments of amounts corresponding to the purchase of energy.

(7)     RECOVERABLE TAXES

	Parent Company		Consolidated
	March 31, 2010	December 31, 2009	March 31, 2010	December 31, 2009
Current
Social Contribution Prepayments - CSLL	-	42	336	7,857
Income Tax Prepayments - IRPJ	-	3,023	545	19,222
Social Contribution and Income Tax	42,983	9,367	82,239	25,451
Withholding Income Tax - IRRF	1,737	31,867	25,237	64,165
ICMS (State VAT)	-	-	41,247	49,288
PIS (Tax on Revenue)	-	-	4,025	3,785
COFINS (Tax on Revenue)	42	9	12,338	12,980
INSS (Social Security)	1	1	1,144	1,142
Other	-	1	7,295	7,093
Total	44,763	44,310	174,406	190,983

Noncurrent
Social Contribution Tax - CSLL	-	-	30,854	29,999
Income Tax - IRPJ	-	-	1,001	1,001
PIS (Tax on Revenue)	2,787	2,787	2,787	2,787
ICMS (State VAT)	-	-	68,814	70,992
Other	-	-	5,828	5,235
Total	2,787	2,787	109,284	110,014

(8)     ALLOWANCE FOR DOUBTFUL ACCOUNTS

Consolidated
Balance at December 31, 2009	(81,974)
Additional Allowance Recorded	(21,349)
Recovery of Revenue	9,576
Write-off of Accounts Receivable	13,047
Balance at March 31, 2010	(80,700)

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                        Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: March 31, 2010

(9)     PREPAID EXPENSES

	Consolidated
	Current		Noncurrent
	March 31, 2010	December 31, 2009	March 31, 2010	December 31, 2009
Regulatory assets - (note 3)	119,939	115,781	44,729	57,628
Other	25,414	8,305	5,713	6,573
Total	145,353	124,086	50,442	64,201

(10)  DEFERRED TAXES

10.1- Composition of the tax credits:

	Parent Company		Consolidated
	March 31, 2010	December 31, 2009	March 31, 2010	December 31, 2009
Social Contribution Credit on:
Tax Loss Carryforwards	42,048	42,048	50,240	52,174
Tax Benefit on Merged Goodwill	-	-	186,485	191,183
Temporarily Nondeductible Differences	112	89	71,193	69,231
Subtotal	42,160	42,137	307,918	312,588

Income Tax Credit on:
Tax Loss Carryforwards	128,552	128,553	132,347	132,471
Tax Benefit of Merged Goodwill	-	-	627,265	641,758
Temporarily Nondeductible Differences	2,808	2,698	197,691	192,196
Subtotal	131,360	131,251	957,303	966,425

Credits of PIS and COFINS on:
Temporarily Nondeductible Differences	-	-	1,626	1,502

Total	173,520	173,388	1,266,847	1,280,515

Current	16,320	16,320	163,148	162,779
Noncurrent	157,200	157,068	1,103,699	1,117,736
Total	173,520	173,388	1,266,847	1,280,515

The estimates of recovery of deferred tax credits recorded in noncurrent assets, derived from tax losses, negative bases, temporary non-deductible differences and tax benefit of merged goodwill, are based on projections of future income, approved by the Board of Directors and examined by the Fiscal Council.

10.2 - Tax Benefit on Merged Goodwill:

The tax benefit on merged goodwill refers to the tax credit calculated on the merged goodwill on acquisition of permanent interests and is recorded in accordance with CVM Instructions nº 319/99 and nº 349/01. The benefit is realized in proportion to amortization of the merged goodwill, in accordance with the projected net income of the subsidiaries during the remaining term of the concession, as shown in Note 14.

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                        Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: March 31, 2010

	Consolidated
	March 31, 2010		December 31, 2009
	Social Contribution Tax (CSLL)	Income Tax (IRPJ)	Social Contribution Tax (CSLL)	Income Tax (IRPJ)
CPFL Paulista	101,447	281,798	103,735	288,152
CPFL Piratininga	22,724	77,973	23,207	79,631
RGE	43,563	179,903	44,378	183,269
CPFL Santa Cruz	5,342	17,756	5,862	18,435
CPFL Leste Paulista	3,301	9,133	3,451	9,586
CPFL Sul Paulista	4,813	13,299	5,020	13,943
CPFL Jaguari	2,896	8,013	3,027	8,411
CPFL Mococa	1,884	5,208	1,966	5,461
CPFL Geração	-	32,753	-	33,379
CPFL Serviços	515	1,429	537	1,491
Total	186,485	627,265	191,183	641,758

10.3 – Accumulated balances on temporary nondeductible differences:

	Consolidated
	March 31, 2010			December 31, 2009
	Social Contribution Tax (CSLL)	Income Tax (IRPJ)	PIS and COFINS	Social Contribution Tax (CSLL)	Income Tax (IRPJ)	PIS and COFINS
Reserve for Contingencies	11,762	32,791	-	11,434	31,833	-
Pension Plan Expenses	3,823	11,619	-	4,097	12,377	-
Allowance for Doubtful Accounts	6,837	18,993	-	6,943	19,291	-
Free energy adjustment (note 3a.1)	3,351	9,307	-	2,928	8,129	-
Research and Development and Energy Efficiency Programs	16,759	46,546	-	16,297	45,263	-
Profit Sharing	2,666	8,153	-	1,986	6,267	-
Differences in Depreciation Rates - RGE	9,679	26,886	-	9,898	27,494	-
Regulatory liability - Increase in PIS and COFINS	11,122	30,892	-	10,821	30,058	-
Provision for overcontracting (Note 3 c.5)	933	2,593	878	933	2,593	876
Effects of Law nº 11,638/07	754	2,095	596	792	2,197	474
Other	3,507	7,816	152	3,102	6,694	152
Total	71,193	197,691	1,626	69,231	192,196	1,502

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                        Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: March 31, 2010

10.4 - Reconciliation of the amounts of income tax and social contribution reported in the quarters ended March 31, 2010 and 2009:

	Parent Company
	1st quarter 2010		1st quarter 2009
	Social Contribution Tax (CSLL)	Income Tax (IRPJ)	Social Contribution Tax (CSLL)	Income Tax (IRPJ)
Income before taxes	390,067	390,067	282,536	282,536
Adjustments to Reflect Effective Rate:
- Equity on subsidiaries	(428,755)	(428,755)	(331,144)	(331,144)
- Intangible asset (goodwill) amortization	28,945	35,362	30,330	37,187
- Other Permanent Additions, net	420	468	452	492
Calculation base	(9,323)	(2,858)	(17,826)	(10,929)
Statutory Tax Rate	9%	25%	9%	25%
Tax Credit Result	839	715	1,604	2,732
- Tax Credit Not Recorded	(816)	(606)	(1,674)	(2,495)
Total	23	109	(70)	237

	Consolidated
	1st quarter 2010		1st quarter 2009
	Social Contribution Tax (CSLL)	Income Tax (IRPJ)	Social Contribution Tax (CSLL)	Income Tax (IRPJ)
Income before taxes	615,292	615,292	453,718	453,718
Adjustments to Reflect Effective Rate:
- Intangible asset (goodwill) amortization	28,945	35,765	30,330	37,586
- CMC Realization	3,190	-	3,542	-
- Effect of Presumed Profit System	(6,890)	(7,979)	(9,274)	(10,916)
- Other Permanent Additions (Exclusions), net	1,795	(3,060)	3,541	4,110
Calculation base	642,332	640,018	481,857	484,498
Statutory Tax Rate	9%	25%	9%	25%
Tax Debit Result	(57,810)	(160,005)	(43,367)	(121,125)
- Tax Credit Not Recorded	(1,729)	(3,130)	(1,808)	(2,629)
Total	(59,539)	(163,135)	(45,175)	(123,754)

(11)  OTHER CREDITS

	Consolidated
	Current		Noncurrent
	March 31,	December	March 31,	December
	2010	31, 2009	2010	31, 2009
Receivables from CESP	-	8,923	-	-
Receivables from BAESA's shareholders	15,777	15,503	11,832	15,503
Advances - Fundação CESP	6,344	6,299	-	-
Advance to suppliers	9,642	6,134	-	-
Pledges, Funds and Tied Deposits	2,868	1,696	42,715	36,883
Fund Tied to Foreign Currency Loans	-	-	19,621	19,148
Orders in Progress	10,185	4,420	-	-
Services Rendered to Third Parties	46,931	48,845	-	-
Reimbursement RGR	4,817	5,504	1,611	1,611
Advance Energy Purchase Agreements	15,111	13,989	55,742	57,537
Lease	3,189	2,949	22,688	21,243
Other	40,160	30,793	8,831	8,835
Total	155,024	145,055	163,040	160,760

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                        Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: March 31, 2010

(12)   INVESTMENTS

	Parent Company		Consolidated
	March 31,	December 31,	March 31,	December 31,
	2010	2009	2010	2009
Permanent Equity Interests:
At equity method	3,678,260	3,249,508	-	-
At cost method	-	-	117,686	117,629
Negative goodwill	(12,828)	(12,828)	(12,828)	(12,828)
Goodwill	1,473,402	1,508,764	-	-
Total	5,138,834	4,745,444	104,858	104,801

12.1 - Permanent Equity Interests:

The main information on the investments in direct permanent equity interests is as follows:

						March 31,	December 31,	1st quarter	1st quarter
			March 31, 2010			2010	2009	2010	2009
Investment	Number of (thousand) Shares held	Interest - %	Capital	Shareholders Equity	Net Income	Shareholders Equity Interest		Equity in Subsidiaries
CPFL Paulista	72,650	100%	72,650	644,294	146,906	644,294	497,388	146,906	85,279
CPFL Piratininga	53,031,259	100%	62,735	318,556	88,018	318,556	230,538	88,018	66,010
RGE	807,168	100%	851,861	1,156,910	51,299	1,156,910	1,105,611	51,299	48,339
CPFL Santa Cruz	371,772	99.99%	45,330	85,790	5,655	85,783	80,129	5,654	5,746
CPFL Leste Paulista	895,373	95.92%	12,217	42,465	2,245	41,539	39,386	2,153	1,929
CPFL Jaguari	211,844	87.27%	5,716	33,803	2,813	31,759	29,304	2,455	1,421
CPFL Sul Paulista	445,317	86.73%	10,000	45,059	3,041	42,664	40,022	2,642	2,746
CPFL Mococa	116,989	86.73%	9,850	30,662	1,768	28,015	26,481	1,534	1,458
CPFL Geração	205,487,716	100%	1,039,618	1,220,333	63,339	1,220,333	1,156,994	63,339	70,026
CPFL Brasil	2,999	100%	2,999	65,705	62,107	65,705	3,598	62,107	46,532
CPFL Atende (*)	1	100%	1	(1,286)	(27)	(1,286)	(1,259)	(27)	(386)
CPFL Planalto (*)	630	100%	630	3,208	2,578	3,208	630	2,578	1,752
CPFL Serviços	1,443,141	87.82%	5,800	989	(1,335)	1,177	2,350	(1,173)	(786)
CPFL Jaguariuna	189,620	100%	2,481	2,122	(58)	2,122	2,180	(58)	(231)
CPFL Jaguari Geração	40,072	87.34%	40,108	42,915	1,520	37,481	36,156	1,328	1,309
Total						3,678,260	3,249,508	428,755	331,144
(*) Number of quotes
The capital and shareholders' equity of the subsidiary Chumpitaz is R$ 100.00 (one hundred reais)

12.2 – Interest on Shareholders’ Equity and Dividends Receivable:

	Parent Company
	Dividend		Interest on Shareholders’ Equity		Total
	March 31,	December 31,	March 31,	December 31,	March 31,	December 31,
Subsidiaries	2010	2009	2010	2009	2010	2009
CPFL Paulista	255,308	255,308	12,683	12,683	267,991	267,991
CPFL Piratininga	169,938	169,938	12,002	12,002	181,940	181,940
RGE	91,391	91,391	30,045	30,045	121,436	121,436
CPFL Santa Cruz	17,332	24,331	2,044	2,044	19,376	26,375
CPFL Geração	121,936	121,936	29,072	29,072	151,008	151,008
CPFL Brasil	109,466	109,466	-	-	109,466	109,466
CPFL Leste Paulista	11,528	11,528	2,361	2,361	13,889	13,889
CPFL Sul Paulista	10,551	10,551	1,965	1,965	12,516	12,516
CPFL Jaguari	5,069	5,069	694	694	5,763	5,763
CPFL Mococa	5,047	5,047	639	639	5,686	5,686
CPFL Serviços	3,648	3,648	-	-	3,648	3,648
CPFL Planalto	4,152	4,152	-	-	4,152	4,152
CPFL Jaguari Geração	5,011	5,011	-	-	5,011	5,011
	810,377	817,376	91,505	91,505	901,882	908,881

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                        Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: March 31, 2010

In the first quarter of 2010, the Company received R$ 6,999 in relation to interim dividends declared in 2009.

12.3 – Investment at cost

Refers mainly to the participation of the indirect subsidiary Paulista Lajeado Energia S.A. of 5.94% in the total capital of Investco S/A, comprising 28,154 common shares and 18,529 preferred shares. This investment is recorded on a cost basis. Due to the participation of minority shareholders in the form of (i) preferred shares representing 39.69% of the total capital of Paulista Lajeado, and (ii) beneficiaries (founder-shares) which assign the right to 10% of net income before profit sharing, these effects, totaling R$ 73,930, were registered in the liabilities of the consolidated financial statements under Noncontrolling Shareholders Interest.

12.4 – Goodwill

The goodwill refers mainly to the acquisition of investments (right to operate the concessions).  In the quarterly consolidated financial statements, these amounts are shown under Intangible Assets, as described in Note 14.

(13)   PROPERTY, PLANT AND EQUIPMENT

		Consolidated
	March 31, 2010			December 31, 2009
	Historical Cost	Accumulated Depreciation	Net Value	Net Value
In Service
- Distribution	8,529,289	(4,377,389)	4,151,900	4,126,985
- Generation	2,161,433	(262,328)	1,899,105	1,911,270
- Commercialization	163,455	(77,865)	85,590	89,176
- Administration	145,724	(90,420)	55,304	54,595
- Leased assets	943,351	(269,858)	673,493	679,232
	11,943,252	(5,077,860)	6,865,392	6,861,258
In Progress
- Distribution	380,842	-	380,842	329,017
- Generation	1,436,036	-	1,436,036	1,307,776
- Commercialization	13,623	-	13,623	13,173
- Administration	39,161	-	39,161	29,975
	1,869,662	-	1,869,662	1,679,941
Subtotal	13,812,914	(5,077,860)	8,735,054	8,541,199
Special obligations linked to the concession			(1,063,805)	(1,053,983)
Total			7,671,249	7,487,216

The average depreciation rate of the assets is 4.8% p.a. for the distributors and 2.6% p.a. for the generators.

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                        Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: March 31, 2010

The balance of construction in progress in the generation segment mainly refers to work in progress on the projects of the operating subsidiaries and/or those under development, particularly the Foz do Chapecó and EPASA generation projects, with total property, plant and equipment of R$ 2,215,865 and R$ 382,034, respectively (R$ 1,130,091 and R$ 194,837, in proportion to the Company’s participation).

(14)  INTANGIBLE ASSETS

	Parent Company		Consolidated
	March 31, 2010	December 31, 2009	March 31, 2010	December 31, 2009
Intangible concession asset	-	-	2,138,273	2,182,961
Other intangible assets	4,410	4,468	387,028	371,439
Total	4,410	4,468	2,525,301	2,554,400

14.1 Breakdown of the Intangible Concession Asset

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                        Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: March 31, 2010

	Consolidated
	March 31, 2010			December 31, 2009	Annual amortization rate
	Historical Cost	Accumulated Amortization	Net Value	Net Value	March 31, 2010	December 31, 2009
INTANGIBLE CONCESSION ASSET
Intangible asset acquired. not merged
Parent Company
CPFL Paulista	304,861	(85,896)	218,965	223,937	5.93%	6.38%
CPFL Piratininga	39,065	(10,649)	28,416	29,019	6.19%	6.65%
CPFL Geração	54,555	(15,448)	39,107	39,898	5.83%	5.99%
RGE	3,150	(436)	2,714	2,765	6.53%	6.14%
	401,631	(112,429)	289,202	295,619
Subsidiaries
ENERCAN	10,233	(1,784)	8,449	8,626	6.93%	5.78%
Barra Grande	3,081	(875)	2,206	2,252	5.92%	5.85%
Chapecoense	7,376	-	7,376	7,376	-	-
EPASA	498	-	498	498	-	-
Santa Clara I	4,571	-	4,571	4,571	-	-
Santa Clara II	4,571	-	4,571	4,571	-	-
Santa Clara III	4,571	-	4,571	4,571	-	-
Santa Clara IV	4,571	-	4,571	4,571	-	-
Santa Clara V	4,571	-	4,571	4,571	-	-
Santa Clara VI	4,571	-	4,571	4,571	-	-
Eurus VI	1,147	-	1,147	1,147	-	-
Other	14,488	(10,688)	3,800	3,980	6.22%	6.06%
	64,249	(13,347)	50,902	51,305
Subtotal	465,880	(125,776)	340,104	346,924
Intangible asset acquired and merged – Deductible
Subsidiaries
RGE	1,120,266	(725,339)	394,927	399,666	3.76%	4.03%
CPFL Geração	426,450	(207,408)	219,042	223,226	6.22%	6.03%
Subtotal	1,546,716	(932,747)	613,969	622,892

Intangible asset acquired and merged – Reassessed
Parent Company
CPFL Paulista	1,074,026	(367,744)	706,282	722,207	5.93%	6.38%
CPFL Piratininga	115,762	(31,557)	84,205	85,995	6.19%	6.65%
RGE	310,128	(52,175)	257,953	262,839	6.33%	5.96%
CPFL Santa Cruz	61,685	(22,858)	38,827	40,843	13.07%	14.26%
CPFL Leste Paulista	27,034	(5,388)	21,646	22,693	15.48%	16.06%
CPFL Sul Paulista	38,168	(7,522)	30,646	32,090	15.14%	15.92%
CPFL Jaguari	23,600	(4,511)	19,089	20,018	15.76%	15.18%
CPFL Mococa	15,124	(3,140)	11,984	12,588	15.96%	16.77%
CPFL Jaguari Geração	15,275	(1,707)	13,568	13,872	7.94%	9.19%
	1,680,802	(496,602)	1,184,200	1,213,145

Subtotal	1,680,802	(496,602)	1,184,200	1,213,145

Total	3,693,398	(1,555,125)	2,138,273	2,182,961

•         Intangible assets – Concession

The differences between the amount paid and the equity of acquired companies on the acquisition dates.  Correspond to the parent company’s future benefit of the right to exploit the concession and are classified as intangible assets with a fixed useful life, amortized in proportion to the concessionaires’ projected net income curves for the remaining term of the concession contract. The intangible concession assets are as follows:

- Intangible assets acquired, not merged

In the parent company, refer mainly to the remaining goodwill on the acquisition of shares held by the noncontrolling shareholders of CPFL Geração in June 2005, CPFL Paulista and CPFL Piratininga in November 2005 and RGE in December 2007.

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                        Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: March 31, 2010

- Intangible assets acquired and merged – Deductible

Relates to the goodwill on the acquisition of the subsidiaries that was merged with the respective net equities, without application of CVM Instructions nº 319/99 and nº 349/01, that is, without segregation of the amount corresponding to the tax benefit.

- Intangible asset acquired and merged – Reassessed

In order to comply with ANEEL instructions and avoid the goodwill amortization resulting from the merger of a parent company causing a negative impact on dividends paid to the shareholders, the subsidiaries applied the concepts of CVM Instructions nº 319/99 and nº 349/01 on the acquisition goodwill. A reserve was therefore recorded to adjust the goodwill, set against the equity reserves of the subsidiaries, so that the effect on the equity reflects the tax benefit of the merged goodwill. These changes affected the Company's investment in the subsidiaries, and in order to adjust this, non-deductible goodwill was recorded for tax purposes.

14.2  - Other Intangible assets

The Other Intangible Assets balance comprises mainly software with a defined useful life, amortized at 20% p.a., and easement rights, with an indefinite useful life, recovery of which is analysed in accordance with CPC 01 “Impairment of Assets”.

The changes in the balance of corporate interests in the quarter ended March 31, 2010 are as follows:

	Consolidated
	December 31, 2009	Addition	Disposal	Amortization	March 31, 2010
Intangible asset acquired, not merged
Historical cost	465,880	-	-	-	465,880
Accumulated Amortization	(118,956)	-	-	(6,820)	(125,776)
	346,924	-	-	(6,820)	340,104
Intangible asset acquired and merged – Deductible
Historical cost	1,546,716	-	-	-	1,546,716
Accumulated Amortization	(923,824)	-	-	(8,923)	(932,747)
	622,892	-	-	(8,923)	613,969
Intangible asset acquired and merged – Reassessed
Historical cost	1,680,802	-	-	-	1,680,802
Accumulated Amortization	(467,657)	-	-	(28,945)	(496,602)
	1,213,145	-	-	(28,945)	1,184,200

Subtotal	2,182,961	-	-	(44,688)	2,138,273

Other intangible assets	371,439	23,576	(110)	(7,877)	387,028

Total	2,554,400	23,576	(110)	(52,565)	2,525,301

14.3 - Concession Agreements

On signing their respective Concession Agreements, the jointly-controlled subsidiaries CERAN, ENERCAN, BAESA and Foz do Chapecó and the indirect subsidiary Paulista Lajeado assumed obligations to the Federal Government in relation to the granting of the concession, as “Public Utilities”. The liabilities are restated annually by the variation in the General Market Price Index – IGP-M.

The subsidiaries record the grant amounts in expense, according to the contractual maturity dates.

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                        Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: March 31, 2010

(15)  INTEREST, LOANS AND FINANCING

	Consolidated
	March 31, 2010				December 31, 2009
	Interest Current and Noncurrent	Principal		Total	Interest Current and Noncurrent	Principal		Total
		Current	Noncurrent			Current	Noncurrent
At cost
LOCAL CURRENCY
BNDES - Power Increases	76	6,814	11,959	18,849	86	7,321	13,538	20,945
BNDES - Investment	10,488	325,095	2,322,434	2,658,017	10,168	344,048	2,262,436	2,616,652
BNDES - Purchase of assets	47	966	5,331	6,344	49	661	5,628	6,338
BNDES - Working Capital	233	4,172	45,887	50,292	-	-	-	-
Furnas Centrais Elétricas S.A.	-	15,769	-	15,769	379	46,028	-	46,407
Financial Institutions	8,994	275,105	62,823	346,922	10,325	181,922	164,054	356,301
Other	558	22,404	29,056	52,018	554	22,181	30,693	53,428
Subtotal	20,396	650,325	2,477,490	3,148,211	21,561	602,161	2,476,349	3,100,071

FOREIGN CURRENCY
IDB	271	3,814	51,571	55,656	260	3,652	51,379	55,291
Financial Institutions	1,215	4,009	47,566	52,790	541	3,920	46,503	50,964
Subtotal	1,486	7,823	99,137	108,446	801	7,572	97,882	106,255

Total at cost	21,882	658,148	2,576,627	3,256,657	22,362	609,733	2,574,231	3,206,326
At Fair Value
FOREIGN CURRENCY
Financial Institutions	77,229	653,835	388,925	1,119,989	66,608	87,490	941,005	1,095,103
Total	77,229	653,835	388,925	1,119,989	66,608	87,490	941,005	1,095,103

Total	99,111	1,311,983	2,965,552	4,376,646	88,970	697,223	3,515,236	4,301,429

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                        Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: March 31, 2010

	Consolidated
	March 31, 2010	December 31, 2009	Remuneration	Amortization	Collateral
At cost
Local currency
BNDES - Power Increases
CPFL Geração	18,793	20,847	TJLP + 3.1% to 4.3% p.a.	36 to 84 monthly installments from February 2003 to December 2008	Guarantee of CPFL Paulista and CPFL Energia
CPFL Geração	56	98	UMBND + 4.0% p.a.	72 monthly installments from September 2004	Guarantee of CPFL Paulista and CPFL Energia

BNDES - Investment
CPFL Paulista - FINEM II	47,741	63,655	TJLP + 5.4% p.a.	48 monthly installments from January 2007	Guarantee of CPFL Energia and receivables
CPFL Paulista - FINEM III	100,888	107,614	TJLP + 3.3% p.a.	72 monthly installments from January 2008	Guarantee of CPFL Energia and receivables
CPFL Paulista - FINEM IV	234,312	237,325	TJLP + 3.28% to 3.4% p.a.	60 monthly installments from January 2010	Guarantee of CPFL Energia and receivables
CPFL Piratininga - FINEM I	17,777	23,702	TJLP + 5.4%p.a.	48 monthly installments from January 2007	Guarantee of CPFL Energia and receivables
CPFL Piratininga - FINEM II	59,931	63,927	TJLP + 3.3%p.a.	72 monthly installments from January 2008	Guarantee of CPFL Energia and receivables
CPFL Piratininga - FINEM III	99,741	104,990	TJLP + 3.28% to 3.4% p.a.	60 monthly installments from January 2010	Guarantee of CPFL Energia and receivables
RGE - FINEM III	61,678	67,285	TJLP + 5.0% p.a.	60 monthly installments from January 2008	Receivables / Reserve account
RGE - FINEM IV	164,753	173,424	TJLP + 3.28 to 3.40% p.a.	60 monthly installments from January 2010	receivables / Fiança da CPFL Energia
CPFL Santa Cruz	9,320	2,255	TJLP + 2.00% to 2.90% p.a.	54 monthly installments from December 2010	Guarantee of CPFL Energia
CPFL Mococa	3,018	3,018	TJLP + 2.9% p.a.	54 monthly installments from January 2011	Guarantee of CPFL Energia and receivables
CPFL Jaguari	2,497	2,498	TJLP + 2.9% p.a.	54 monthly installments from December 2010	Guarantee of CPFL Energia and receivables
CPFL Leste Paulista	2,022	2,024	TJLP + 2.9% p.a.	54 monthly installments from June 2011	Guarantee of CPFL Energia and receivables
CPFL Sul Paulista	3,347	3,350	TJLP + 2.9% p.a.	54 monthly installments from June 2011	Guarantee of CPFL Energia and receivables
BAESA	132,120	136,045	TJLP + 3.125% to 4.125%p.a.	144 monthly installments from September 2006	Pledge of shares, credit rights and revenue
BAESA	27,882	28,058	UMBND + 3.125% p.a. (1)	144 monthly installments from November 2006	Pledge of shares, credit rights and revenue
ENERCAN	298,901	307,203	TJLP + 4% p.a.	144 monthly installments from April 2007	Letters of Credit
ENERCAN	18,459	18,557	UMBND + 4% p.a.	144 monthly installments from April 2007	Letters of Credit
CERAN	265,696	271,336	TJLP + 5% p.a.	168 monthly installments from December 2005	Guarantee of CPFL Energia
CERAN	40,018	39,638	UMBND + 5% p.a. (1)	168 monthly installments from February 2006	Guarantee of CPFL Energia
CERAN	120,668	123,034	TJLP + 3.69% p.a. (Average of percentage)	168 monthly installments from November 2008	Guarantee of CPFL Energia
Foz do Chapecó	901,115	792,209	TJLP + 2.49% to 2.95% p.a.	192 monthly installments from October 2011	Pledge of Shares, credit rights and those arising from the Concession, blocked income and guarantee of CPFL Energia
CPFL Bioenergia	15,540	15,248	TJLP + 1.9% p.a.	144 monthly installments from June 2011	Trust property, credit rights and guarantee of CPFL Energia
CPFL Bioenergia	30,593	30,257	4.5% p.a.	102 monthly installments from June 2011	Trust property, credit rights and guarantee of CPFL Energia

BNDES - Other
CPFL Brasil - Purchase of assets	6,344	6,338	TJLP + from 1.94% to 2.84% p.a.	36 monthly installments from May 2009	Linked to the asset acquired
CPFL Piratininga - Working capital	50,292	-	TJLP + 5.0%	24 monthly installments from February 2011	No guarantee

Furnas Centrais Elétricas S.A.
CPFL Geração	15,769	46,407	IGP-M + 10% p.a. (2)	24 monthly installments from June 2008	Energy produced by plant
Financial Institutions
CPFL Paulista
Banco do Brasil - Law 8727	38,410	39,314	IGP-M + 7.42% p.a.	240 monthly installments from May 1994	Receivables
CPFL Piratininga
Banco Alfa	50,000	50,017	105.1% of CDI	1 installment in April 2010	No guarantee
CPFL Santa Cruz
HSBC	41,681	40,747	CDI + 1.10% p.a.	1 installment in June 2011	Guarantee of CPFL Energia
CPFL Geração
Banco Itaú BBA	100,557	102,750	106.0% of CDI	1 installment in March 2011	Guarantee of CPFL Energia
Banco Alfa	99,485	99,485	105.1% of CDI	1 installment in April 2010	Guarantee of CPFL Energia
CERAN
Banco Bradesco	16,789	23,988	CDI + 2% p.a.	24 monthly installments from November 2008	No guarantee

Other
Eletrobrás
CPFL Paulista	7,554	8,648	RGR + 6.0% to 9.0% p.a.	Monthly installments until July 2016	Receivables and Notas Promissórias
CPFL Piratininga	1,292	1,415	RGR + 6% p.a.	Monthly installments until July 2016	Receivables and Notas Promissórias
RGE	11,921	12,095	RGR + 6% p.a.	Monthly installments until June 2020	Receivables and Notas Promissórias
CPFL Santa Cruz	4,482	4,660	RGR + 6% p.a.	Monthly installments until April 2018	Receivables and Notas Promissórias
CPFL Leste Paulista	1,190	1,011	RGR + 6% p.a.	Monthly installments until February 2022	Receivables and Notas Promissórias
CPFL Sul Paulista	1,730	1,779	RGR + 6% p.a.	Monthly installments until July 2018	Receivables and Notas Promissórias
CPFL Jaguari	30	31	RGR + 6% p.a.	Monthly installments until May 2017	Receivables and Notas Promissórias
CPFL Mococa	430	285	RGR + 6% p.a.	Monthly installments until February 2022	Receivables and Notas Promissórias
Other	23,389	23,504
Local Currency - At cost	3,148,211	3,100,071

Foreign currency

IDB - Enercan	55,656	55,291	US$ + Libor + 3.5% p.a.	49 quarterly installments from June 2007	Guarantee of CPFL Energia
Financial Institutions
CPFL Paulista (7)
Debt Conversion Bond	5,363	5,207	US$ + Libor 6 months + 0.875% p.a.	17 semiannual installments from April 2004	Revenue/Government SP guaranteed
C-Bond	8,830	8,462	US$ + 8% p.a.	21 semiannual installments from April 2004	Revenue/Government SP guaranteed
Discount Bond	15,717	15,264	US$ + Libor 6 months+ 0.8125% p.a.	1 installment in April 2024	Escrow deposits and revenue/ Gov.SP guarantee
PAR-Bond	22,880	22,031	US$ + 6% p.a.	1 installment in April 2024	Escrow deposits and revenue/ Gov.SP guarantee
Foreign currency - At cost	108,446	106,255

Total at cost	3,256,657	3,206,326

Foreign currency
At fair Value
Financial institution
CPFL Paulista
Banco do Brasil	103,996	101,233	Yen + 5.7778% p.a. (3)	1 installment in January 2011	No guarantee
Banco ABN AMRO Real	392,651	385,969	Yen +1.49% p.a.(4)	1 installment in January 2012	No guarantee
CPFL Geração
Banco do Brasil	104,141	101,332	Yen + 5.8% p.a. (5)	1 installment in April 2010	Guarantee of CPFL Energia
Banco do Brasil	519,201	506,569	Yen + 2.5% to 5.8% p.a. (6)	1 installment in January 2011	Guarantee of CPFL Energia

Foreign currency - Fair value	1,119,989	1,095,103

Total - Consolidated	4,376,646	4,301,429

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                        Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: March 31, 2010

The Company and its subsdiaries hold swaps converting the local cost of currency variation to interest tax variation in reais, corresponding to
(1) 169% of CDI	(3) 104.5% of CDI	(5) 104.2% of CDI
(2) 106.5% to 107.0% of CDI	(4) 104.98% of CDI	(6) 104.5% of CDI
(7) As certain assets are dollar indexed, a partial swap of R$ 32.049 was contracted, converting the currency variation to 113% and 113.7 % of the CDI.

As shown in the breakdown in the figures above, the Company and its subsidiaries, in compliance with CPC 14 Financial Instruments, classified their debts as (i) financial liabilities not measured at fair value (or measured at cost), and (ii) financial liabilities calculated at fair value through profit or loss.

The objective of classification as financial liabilities measured at fair value is to compare the effects of recognition of income and expenses derived from marking to market the  derivatives used as a hedge tied to the respective debts in order to obtain more relevant and consistent accounting information. The following figure provides additional information as to the cost value of the debts and the comparison with the respective fair values:

	March 31, 2010
	Value at cost				Fair value (accounting balance)
	Interest - Current and noncurrent	Principal		Total
Foreign Currency		Current	Noncurrent

At fair value
CPFL Paulista
Banco do Brasil	11,233	93,196	-	104,429	103,996
Banco ABN AMRO Real	3,726	-	391,420	395,146	392,651
CPFL Geração
Banco do Brasil	62,270	562,688	-	624,958	623,342
Total Foreign currency - Consolidated	77,229	655,884	391,420	1,124,533	1,119,989

The changes in the fair values of these debts are recorded in the financial income (expense) of the Company and its subsidiaries. The gains obtained by marking these debts to market (R$ 4,544) are offset by the effects of R$ 10,725 obtained by marking to market the derivative financial instruments contracted as a hedge against exchange and interest variations (Note 28), generating a net loss of R$ 6,181.

Main funding in the period:

Local currency

BNDES –FINEM IV Investment (CPFL Paulista) - The subsidiary obtained a financing of R$ 345,990 from the BNDES in 2008, part of a FINEM credit line, to be invested in the expansion and modernization of the Electricity System. The amount of R$ 8,837 was received in the quarter and the remaining estimated balance of R$ 101,025 is scheduled for release by the end of the second quarter of 2010.

BNDES – Working Capital (CPFL Piratininga) – The subsidiary obtained a BNDES financing of R$ 50,000 in 2010, part of a BNDES pass-through credit line from Banco Bradesco, to reinforce its cash position. The interest will be capitalized monthly during the grace period, which runs until January 15, 2011, and the principal and interest will be amortized in 24 installments from February 15, 2011. There are no restrictive conditions.

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                        Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: March 31, 2010

BNDES – Investimento (Foz do Chapecó) – in 2007, the subsidiary obtained a BNDES financing of R$ 1,633,155 (R$ 832,909 in proportion to the participation of the subsidiary CPFL Geração), for investment in the construction on the Foz do Chapecó Hydropower Plant. The subsidiary received the amount of R$ 180,927 in the quarter, (R$ 92,273 in proportion to the participation of CPFL Geração), and the estimated remaining balance of R$ 70,000 (R$ 35,700 in proportion to the participation of CPFL Geração) is scheduled for release by the first semester of 2010.  The interest and principal will be paid monthly from October 2011.

BNDES – Investment (Santa Cruz) – The Company obtained approval for financing of R$ 20,985 by Unibanco in 2008, part of a credit line to be used to acquire equipment and expansion and to upgrade the Electricity System. The Company received R$ 7,063 in the first quarter of 2010 and the estimated balance of R$ 11,692 is scheduled for release by the end of 2010. The interest is paid quarterly during the grace period, after which it will be amortized on a monthly basis, in until 54 installments, together with the principal.

RESTRICTIVE COVENANTS

The loan and financing agreements are subject to certain restrictive covenants, containing clauses that, among other conditions, require the subsidiaries to maintain certain financial ratios within predefined parameters. Details of these restrictive covenants are presented in the financial statements as of December 31, 2009.

The Management of the Company and its subsidiaries monitor these indices systematically and constantly to ensure that the contractual conditions are complied with. In the opinion of Management of the Company and its subsidiaries, all restrictive covenants and clauses are being adequately complied with.

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                        Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: March 31, 2010

(16)  DEBENTURES

						Consolidated
						March 31, 2010				December 31, 2009
	Issued	Remuneration	Effective rate	Amortization Conditions	Collateral	Interest	Current	Noncurrent	Total	Interest	Current	Noncurrent	Total
Parent Company
3rd Issue
Single series	45,000	CDI + 0.45% p.a. (1)	CDI + 0.53% p.a.	3 annual installments from September 2012	Unsecured	3,122	-	450,000	453,122	12,788	-	450,000	462,788
CPFL Paulista
3rd Issue
1st series	64,000	104.4% of CDI p.a.	104.4% CDI + 0.05% p.a.	3 annual installments from December 2011	CPFL Energia guarantee	18,224	-	640,000	658,224	4,618	-	640,000	644,618
4th Issue
Single series	175,000	110.3% of CDI p.a.	110.3% CDI + 0.79% p.a.	2 annual installments from July 2010	CPFL Energia guarantee	3,840	64,301	109,774	177,915	8,285	64,303	109,601	182,189
						22,064	64,301	749,774	836,139	12,903	64,303	749,601	826,807
CPFL Piratininga
1st Issue
1st series	40,000	104.0% of CDI p.a.	104.0% CDI + 0.16% p.a.	2 annual installments from January 2010	CPFL Energia guarantee	4,136	200,000	-	204,136	17,690	200,000	200,000	417,690
2nd Issue
Single series	1	106.45% of CDI p.a.	106.45% CDI + 0.3% p.a.	May 2. 2011	Unsecured	4,389	-	100,000	104,389	2,189	-	100,000	102,189
						8,525	200,000	100,000	308,525	19,879	200,000	300,000	519,879
RGE
2nd Issue
1st series	2,620	IGP-M + 9.6% p.a.	IGP-M + 9.73% p.a.	April 1st. 2011	Unsecured	2,474	555	26,200	29,229	1,630	-	26,200	27,830
3rd Issue
1st series	1	CDI + 0.60% p.a. (2)	CDI + 0.71% p.a.	3 annual installments from December 2011	CPFL Energia guarantee	2,926	-	100,000	102,926	741	-	100,000	100,741
2nd series	1	CDI + 0.60% p.a. (3)	CDI + 0.71% p.a.	3 annual installments from December 2011	CPFL Energia guarantee	2,986	-	140,000	142,986	6,437	-	140,000	146,437
3rd series	1	CDI + 0.60% p.a. (4)	CDI + 0.71% p.a.	3 annual installments from December 2011	CPFL Energia guarantee	567	-	40,000	40,567	1,491	-	40,000	41,491
4th series	1	CDI + 0.60% p.a. (5)	CDI + 0.84% p.a.	3 annual installments from December 2011	CPFL Energia guarantee	2,211	-	50,000	52,211	1,103	-	50,000	51,103
5th series	1	CDI + 0.60% p.a. (5)	CDI + 0.84% p.a.	3 annual installments from December 2011	CPFL Energia guarantee	2,211	-	50,000	52,211	1,103	-	50,000	51,103
4th Issue
Single series	185,000	110.30% of CDI p.a.	110.3% CDI + 0.82% p.a.	July 1st. 2011	Unsecured	4,060	-	183,990	188,050	8,758	-	183,804	192,562
						17,435	555	590,190	608,180	21,263	-	590,004	611,267
CPFL Leste Paulista
1st Issue
Single series	2,400	111.90% of CDI p.a.	111.9% CDI + 0.65% p.a.	July 1st. 2011	CPFL Energia guarantee	534	-	23,911	24,445	1,153	-	23,894	25,047
CPFL Sul Paulista
1st Issue
Single series	1,600	111.00% of CDI p.a.	111% CDI + 0.6%p.a.	July 1st. 2011	CPFL Energia guarantee	353	-	15,946	16,299	762	-	15,936	16,698
CPFL Jaguari
1st Issue
Single series	1,000	111.90% of CDI p.a.	111.9% CDI + 0.79% p.a.	July 1st. 2011	CPFL Energia guarantee	223	-	9,956	10,179	480	-	9,948	10,428
CPFL Brasil
1st Issue
Single series	16,500	111% of CDI p.a.	111% CDI + 0.57% p.a.	July 1st. 2011	CPFL Energia guarantee	3,644	-	164,336	167,980	7,862	-	164,221	172,083
CPFL Geração
2nd Issue
Single series	425,250	109.8% of CDI	109.8% CDI+ 0.58% p.a.	July 1st. 2011	CPFL Energia guarantee	9,289	0	423,600	432,889	20,039	0	423,295	443,334
EPASA
1st Issue
Single series	450	112.6% of CDI p.a.	116.9% of CDI p.a.	December 1st. 2010	CPFL Energia guarantee	8,812	228,726	-	237,538	3,504	228,473	-	231,977
BAESA
1st series	9,000	CDI + 0.3% p.a.	CDI + 0.43% p.a.	Quarterly with settlement in August 2016	Letters of Guarantee	289	3,164	17,403	20,856	308	3,164	18,195	21,667
2nd series	9,000	CDI + 0.4% p.a.	106% CDI + 0.12% p.a.	Annually with settlement in August 2016	Letters of Guarantee	548	3,085	6,082	9,715	343	3,085	6,075	9,503
						837	6,249	23,485	30,571	651	6,249	24,270	31,170
						74,838	499,831	2,551,198	3,125,867	101,284	499,025	2,751,169	3,351,478
The Company and its subsdiaries hold swap converting the local cost of currency variation to interest tax variation in reais. corresponding to
(1) 104,4% of CDI		(3) 104,85% of CDI		(5) 104,87% of CDI
(2) 105,07% of CDI		(4) 104,9% of CDI

The interest on the debentures of subsidiaries will be paid half yearly, except for: (i) the 1st series of the indirect subsidiary BAESA, which will be paid quarterly; (ii) the 1st issue of the subsidiary CPFL Piratininga and 1st series of 2nd issue of the subsidiary RGE, which will be paid annually.

RESTRICTIVE COVENANTS

The debentures are subject to certain restrictive covenants and include clauses that require the Company and its subsidiaries to maintain certain financial ratios within pre-established parameters.     The details of these restrictive covenants are set forth in the December 31, 2009 financial statements.

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                        Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: March 31, 2010

The Management of the Company and its subsidiaries monitor these ratios systematically and constantly to ensure that the conditions are complied with.

In the opinion of the managements of the subsidiaries, these restrictive conditions and clauses are being adequately complied with.

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                        Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: March 31, 2010

(17)  SUPPLIERS

	Consolidated
Current	March 31, 2010	December 31, 2009
System Service Charges	47,851	34,556
Energy Purchased	637,052	635,148
Electricity Network Usage Charges	133,250	145,317
Materials and Services	107,492	142,480
Regulatory Liability (note 3)	66,077	61,341
Other	2,947	2,506
Total	994,669	1,021,348

Noncurrent
Electricity Network Usage Charges	31,992	42,655
Total	31,992	42,655

(18)  TAXES AND CONTRIBUTIONS PAYABLE

	Consolidated
	Current		Noncurrent
	March 31, 2010	December 31, 2009	March 31, 2010	December 31, 2009
ICMS (State VAT)	333,334	315,906	-	-
PIS (Tax on Revenue)	12,584	11,712	-	-
COFINS (Tax on Revenue)	58,762	54,746	1,476	1,639
IRPJ (Corporate Income Tax)	76,271	63,238	-	-
CSLL (Social Contribution Tax)	23,549	16,600	-	-
Other	28,116	27,774	-	-
Total	532,616	489,976	1,476	1,639

(19)  EMPLOYEE PENSION PLANS

The subsidiaries CPFL Paulista, CPFL Piratininga and CPFL Geração, through Fundação CESP, the subsidiary RGE, through Fundação CEEE de Seguridade Social - ELETROCEEE, the subsidiary CPFL Santa Cruz through BB Previdência – Fundo de Pensão Banco do Brasil and the subsidiary CPFL Jaguariúna through IHPREV Fundo de Pensão, sponsor supplementary retirement and pension plans for their employees. The main characteristics of these plans are as follows:

I – CPFL Paulista

The plans currently in effect for the employees of the subsidiary CPFL Paulista are a “Proportional Paid-Up Supplementary Benefit Plan” and a “Mixed Benefit Plan”.

On modification of the Pension Plan in October 1997, the subsidiary recognized an obligation to pay in respect of the plan deficit determined at the time by the external actuaries of Fundação CESP. This deficit will be liquidated in 240 monthly installments and 20 annual installments, maturing in October 2017, plus interest of 6% p.a. and restatement based on the IGP-DI (FGV). Through the addendum to the agreement with Fundação CESP dated January 17, 2008, the payment terms were changed to 238 monthly payments and 19 annual installments, in relation to the base date of December 31, 2007, with final maturity on October 31, 2027. The balance of the liability as of March 31, 2010 is R$ 510,858 (R$ 508,706 as of December 31, 2009). The contract amount differs from the accounting recording of the subsidiary, which is in conformity with CVM Decision no 371/00.

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                        Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: March 31, 2010

Managers may opt for a Free Benefit Generator Plan – PGBL (Defined Contribution), operated by either Banco do Brasil or Bradesco.

II – CPFL Piratininga

A Proportional Supplementary Defined Benefit (“BSPS”) and a Mixed Benefit Plan are currently in effect for CPFL Piratininga’s employees.

In September 1997, through a contractual instrument of adjustment of reserves to be amortized, Eletropaulo Metropolitana Eletricidade São Paulo S.A. (the predecessor of Bandeirante) recognized an obligation to pay in respect of the plan deficit determined at the time by the external actuaries of  Fundação CESP, to be liquidated in 240 monthly installments and 20 annual installments, maturing in October 2017, plus interest of 6% p.a. and restatement based on the IGP-DI (FGV). Under the Contractual Amendment, signed with Fundação CESP on January 17, 2008, the payment terms were amended to 221 monthly payments and 18 annual installments, in relation to the base date of December 31, 2007, with final maturity on May 31, 2026. The balance of the liability as of March 31, 2010 is R$ 151,034 (R$ 150,444 as of December 31, 2009).  The contract amount differs from the accounting entries made by the subsidiary, which are in conformity with CVM Decision no 371/00.

Managers may opt for a Free Benefit Generator Plan – PGBL (Defined Contribution), operated by either Banco do Brasil or Bradesco.

III – RGE

In the case of employees whose work contracts were transferred from CEEE to RGE, the plan is a defined benefit type plan, with a benefit level equal to 100% of the adjusted average of the most recent salaries, including the presumed Social Security benefit, with a Segregated Net Asset administered by ELETROCEEE.

For employees admitted as from 1997, a defined contribution Benefit Generating Plan (PGBL – Plano Gerador de Benefício Livre e de Contribuição Definida) private pension plan was set up with Bradesco Vida e Previdência in January 2006. This plan does not generate any actuarial responsibility for the company.

IV – CPFL Santa Cruz

The benefits plan of the subsidiary CPFL Santa Cruz, administered by BB Previdência - Fundo de Pensão do Banco do Brasil, is a defined contribution plan.

V – CPFL Geração

The plans currently in force for the employees of subsidiary CPFL Geração are a Proportional Supplementary Defined Benefit (“BSPS”) and a Mixed Benefit Plan, along the same lines as the CPFL Paulista plan.

With the modification of the Retirement Plan, at that point maintained by CPFL Paulista, in October 1997, a liability was recognized as payable by the subsidiary CPFL Geração, relating to the plan deficit calculated by the external actuaries of Fundação CESP, which is being amortized on a 240 monthly installments and 20 annual installments, maturing in October 2017, plus interest of 6% p.a. and restatement according to the IGP-DI (FGV). Under the Contractual Amendment, signed with Fundação CESP on January 17, 2008, the payment terms were amended to 238 monthly installments and 19 annual installments, in relation to the base date of December 31, 2007, with final maturity on October 31, 2027. The balance of the obligation, as of March 31, 2010, is R$ 10,278 (R$ 10,236 as of December 31, 2009). The contract amount differs from the accounting recording of the subsidiary, which is in conformity with CVM Decision no 371/00.

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                        Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: March 31, 2010

Managers may opt for a Free Benefit Generator Plan – PGBL (Defined Contribution), operated by either Banco do Brasil or Bradesco.

VI – CPFL Jaguariúna

In November 2005, the companies joined the CMSPREV private pension plan, administered by IHPREV Pension Fund. The plan is a defined contribution plan.

VII – Changes in the defined benefit plans

	March 31, 2010
	CPFL Paulista	CPFL Piratininga	RGE	CPFL Geração	Consolidated
Net actuarial liability at the beginning of the period	351,574	102,610	(10,311)	5,656	449,529
Income recognized in income statement	(17,692)	(3,514)	(294)	(299)	(21,799)
Sponsor's Contributions during the year	(15,841)	(4,573)	(398)	(339)	(21,151)
Net actuarial liability at the end of the year	318,041	94,523	(11,003)	5,018	406,579
Other contributions	13,312	47	5,691	219	19,269
Total	331,353	94,570	(5,312)	5,237	425,848

Current	29,119	9,356	2,779	700	41,954
Noncurrent	302,234	85,214	(8,091)	4,537	383,894
Total	331,353	94,570	(5,312)	5,237	425,848

Expense and income recognized as operating cost in the actuarial report are shown below:

	1st quarter 2010
	CPFL Paulista	CPFL Piratininga	RGE	CPFL Geração	Consolidated
Cost of service	275	1,202	288	36	1,801
Interest on actuarial liabilities	73,114	18,883	4,587	1,586	98,170
Expected return on assets	(91,072)	(23,288)	(5,929)	(1,921)	(122,210)
Unrecognized cost of past service	-	3	-	-	3
Subtotal	(17,683)	(3,200)	(1,054)	(299)	(22,236)
Expected contributions from participants	(9)	(314)	467	-	144
Subtotal	(17,692)	(3,514)	(587)	(299)	(22,092)
Decrease of 50% on Prepaid Pension Expense (*)	-	-	293	-	293
Total Income	(17,692)	(3,514)	(294)	(299)	(21,799)

	1st quarter 2009
	CPFL Paulista	CPFL Piratininga	RGE	CPFL Geração	Consolidated
Cost of service	361	1,367	314	41	2,083
Interest on actuarial liabilities	75,754	19,245	4,407	1,633	101,039
Expected return on assets	(76,088)	(19,389)	(4,597)	(1,617)	(101,691)
Unrecognized cost of past service	-	3	-	-	3
Amortization of unrecognized actuarial gains	-	-	-	16	16
Subtotal	27	1,226	124	73	1,450
Expected contributions from participants	(8)	(324)	(274)	-	(606)
Subtotal	19	902	(150)	73	844
Decrease of 50% on Prepaid Pension Expense (*)	-	-	75	-	75
Total (Income) Expense	19	902	(75)	73	919

(*) As the sponsor, RGE matches the participants’ contributions to this plan, only 50% was recorded,

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                        Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: March 31, 2010

The principal premises considered in the actuarial calculations were:

CPFL Paulista, CPFL Piratininga and CPFL
	Geração		RGE
	2010	2009	2010	2009

Nominal discount rate for actuarial liabilities:	10.24% p.a.	10.24% p.a.	10.24% p.a.	10.24% p.a.
Nominal Return Rate on Assets:	(*)	(**)	11.28% p.a.	10.24% p.a.
Estimated Rate of nominal salary increase:	6.08% p.a.	6.08% p.a.	6.08% p.a.	6.08% p.a.
Estimated Rate of nominal benefits increase:	0.0% p.a.	0.0% p.a.	0.0% p.a.	0.0% p.a.
Estimated long-term inflation rate (basis for establishing
nominal rates above)	4.0% p.a.	4.0% p.a.	4.0% p.a.	4.0% p.a.
General biometric mortality table:	AT-83	AT-83	AT-83	AT-83
Biometric table for the onset of disability:	TÁBUA MERCER	TÁBUA MERCER	Light-Average	Light-Average
Expected turnover rate:	0.30 / (Service time + 1)	0.30 / (Service time + 1)	null	null
Likelihood of reaching retirement age:	100% when a beneficiary of the Plan first become eligible	100% when a beneficiary of the Plan first become eligible

(*) CPFL Paulista and CPFL Geração 14.36% p.a. and CPFL Piratininga 14.05% p.a.
(**) CPFL Paulista and CPFL Geração 13.05% p.a. and CPFL Piratininga 12.84% p.a.

(20)  REGULATORY CHARGES

	Consolidated
	March 31, 2010	December 31, 2009
Fee for the Use of Water Resources	3,377	3,549
Global Reverse Fund - RGR	10,468	9,876
ANEEL Inspection Fee	1,934	1,923
Fuel Consumption Account - CCC	44,216	9,392
Energy Development Account - CDE	40,033	38,259
Total	100,028	62,999

(21)  RESERVE FOR CONTINGENCIES

	Consolidated
	March 31, 2010				December 31, 2009

	Reserve for contingencies - Gross	Escrow Deposits related to Contingencies (1)	Reserve for Contingencies, net	Other escrow deposits (2)	Reserve for contingencies - Gross	Escrow Deposits related to Contingencies (1)	Reserve for Contingencies, net	Other escrow deposits (2)
Labor
Various	42,864	39,108	3,756	92,724	42,752	40,870	1,882	86,880

Civil
General Damages	10,526	10,526	-	72,816	9,897	9,517	380	49,917
Tariff Increase	12,805	3,736	9,069	5,420	12,249	3,736	8,513	5,332
Energy Purchased	-	-	-	-	-	-	-	-
Other	13,398	6,196	7,202	9,381	11,966	6,196	5,770	9,478
	36,729	20,458	16,271	87,617	34,112	19,449	14,663	64,727
Tax
FINSOCIAL	18,614	18,614	-	34,420	18,601	18,601	-	34,397
Increase in basis - PIS and COFINS	795	721	74	428	866	721	145	301
Interest on Shareholders’ Equity - PIS and COFINS	9,987	9,800	187	187	9,800	9,800	-	-
Income Tax	67,184	47,601	19,583	459,961	63,914	44,537	19,377	453,804
Other	7,979	5,591	2,388	11,011	7,807	5,693	2,114	14,397
	104,559	82,327	22,232	506,007	100,988	79,352	21,636	502,899
Total	184,152	141,893	42,259	686,348	177,852	139,671	38,181	654,506

The change in the balances related to reserve for contingencies and escrow deposits are shown below:

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                        Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: March 31, 2010

	Consolidated
	December 31, 2009	Addition	Reversal	Payment	Monetary Restatement	March 31, 2010
Labor	42,752	2,273	(168)	(1,993)	-	42,864
Civil	34,112	3,408	(355)	(436)	-	36,729
Tax	100,988	3,086	-	-	485	104,559
Reserve for Contingencies - Gross	177,852	8,767	(523)	(2,429)	485	184,152

Escrow Deposits (1) + (2)	794,177	36,095	(3,721)	(7,634)	9,324	828,241

The reserves for contingencies were based on appraisal of the risks of losing litigation to which the Company and its subsidiaries are parties, where a loss is probable in the opinion of the legal advisers and the management of the Company and its subsidiaries.

Details of the nature of the provisions for contingencies and judicial deposits are presented in the financial statements as of December 31, 2009.

Possible Losses - The Company and its subsidiaries are parties to other suits processes and risks in which management, supported by its legal advisers, believes that the chances of a successful outcome are possible, due to a solid defensive base in these cases. These questions do not yet indicate a trend in the decisions of the courts or any other decision in similar proceedings considered probable or remote, and therefore no provision has been established for these. As of March 31, 2010, the claims relating to possible losses were as follows: (i) R$ 306,018 for labor suits (R$ 294,825 as of December 31, 2009); (ii) R$ 486,710 for civil suits, mainly for suits for personal injuries, environmental damages and tariff increases (R$ 472,710 as of December 31, 2009); and (iii) R$ 700,299 in respect of tax suits, relating basically to Income Tax, ICMS, FINSOCIAL and PIS and COFINS (R$ 625,369 as of December 31, 2009).

Based on the opinion of their legal advisers, Management of the Company and of its subsidiaries consider that there are no significant contingent risks that are not covered by adequate provisions in the Financial Statements, or that might result in the significant impact on future earnings.

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                        Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: March 31, 2010

(22)   OTHER ACCOUNTS PAYABLE

	Consolidated
	Current		Noncurrent
	March 31, 2010	December 31, 2009	March 31, 2010	December 31, 2009

Consumers and Concessionaires	55,417	50,974	-	-
Regulatory Liability (note 3 )	241,799	246,806	28,784	1,928
Energy Efficiency Program - PEE	63,986	55,889	53,931	56,915
Research & Development - P&D	103,165	99,623	16,569	12,636
National Scientific and Technological Development
Fund - FNDCT	4,711	4,655	-	-
Energy Research Company - EPE	2,005	1,983	-	-
Fund for Reversal	-	-	17,750	17,751
Advances	7,359	8,940	62,738	60,772
Interest on Compulsory Loan	1,740	2,917	-	-
Provision for Environmental Expenses	2,455	2,483	3,859	2,628
Payroll	6,634	8,064	-	-
Profit sharing	40,082	32,433	-	-
TAC ANEEL fine (DEC/FEC and voltage level)	8,755	10,877	-	-
Other	57,574	58,970	8,175	8,910
Total	595,682	584,614	191,806	161,540

(23)  SHAREHOLDERS’ EQUITY

The shareholders' participations in the Company's equity as of March 31, 2010 and December 31, 2009 are distributed as follows:

	Amount of shares
	March 31, 2010		December 31, 2009
Shareholders	Common Shares	Interest %	Common Shares	Interest %
VBC Energia S.A.	122,948,720	25.62	122,948,720	25.62
BB Carteira Livre I FIA	149,233,727	31.10	149,233,727	31.10
Bonaire Participações S.A.	60,713,511	12.65	60,713,511	12.65
BNDES Participações S.A.	40,526,739	8.44	40,526,739	8.44
Board Members	112	-	112	-
Executive Officers	14,759	-	6,450	-
Other Shareholders	106,473,370	22.19	106,481,679	22.19
Total	479,910,938	100.00	479,910,938	100.00

Dividends payable

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                        Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: March 31, 2010

	Parent Company
	March 31, 2010	December 31, 2009
Dividends payable
VBC Energia S.A.	167,809	167,809
BB Carteira Livre I FIA	203,685	203,685
Bonaire Participações S.A.	82,866	82,866
BNDES Participações S.A.	55,314	55,314
Brumado Holdings S.A.	23,545	23,545
Other Shareholders	138,794	138,834
Total	672,013	672,053

(24)  GROSS SALES AND SERVICES INCOME

	Consolidated
	No, of Consumers (*)		GWh (*)		R$ Thousand
Revenue from Eletric Energy Operations	1st quarter	1st quarter	1st quarter	1st quarter	1st quarter	1st quarter
	2010	2009	2010	2009	2010	2009
Consumer class
Residential	5,737,724	5,601,323	3,284	3,138	1,390,914	1,206,906
Industrial	77,785	77,943	3,781	3,468	998,491	878,316
Commercial	496,614	494,599	2,020	1,886	730,678	637,243
Rural	236,137	235,707	555	565	110,091	101,420
Public Administration	44,208	42,949	266	253	91,278	80,837
Public Lighting	8,008	7,311	355	348	75,502	67,414
Public Services	6,974	6,586	423	416	115,353	102,839
Billed	6,607,450	6,466,418	10,684	10,074	3,512,307	3,074,975
Own Consumption	757	646	9	8	-	-
Unbilled (Net)	-	-	-	-	46,759	27,232
Emergency Charges - ECE/EAEE	-	-	-	-	3	-
Regulatory assets and liabilities (note 3)	-	-	-	-	34,956	(60,884)
Reclassification to Network Usage Charge - TUSD -	-	-	-	-	(1,595,493)	(1,472,433)
Captive Consumers
Electricity sales to final consumers	6,608,207	6,467,064	10,693	10,082	1,998,532	1,568,890

Furnas Centrais Elétricas S.A.			746	746	85,718	87,218
Other Concessionaires, Licensees and Authorized			1,540	1,579	123,742	174,811
Current Electric Energy			321	214	1,631	22,516
Electricity sales to wholesaler			2,607	2,539	211,091	284,545

Revenue due to Network Usage Charge - TUSD - Captive Consumers					1,595,493	1,472,433
Revenue due to Network Usage Charge - TUSD - Free Consumer					240,479	180,554
Regulatory assets and liabilities (note 3) - Low Income Consumer´s Subsidy					952	17,111
Other Revenue and Income					62,260	64,222
Other operating revenues					1,899,184	1,734,320
Total					4,108,807	3,587,755
(*) Information not reviewed by the independent accountants

In compliance with ANEEL Order 4,722 of December 18, 2009, which sets out the basic procedures for preparing financial statements, the subsidiaries reclassified certain revenue amounts posted under the heading  “Electric Energy Supplied (a sales operation)”, to “Other Operating Revenue” (a distribution operation), under the heading of “Revenue due to Network Usage Revenue – TUSD – Captive Consumer”.

(25)  COST OF ELECTRIC ENERGY

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                        Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: March 31, 2010

	Consolidated
	GWh (*)		R$ Thousand
	1st quarter 2010	1st quarter	1st quarter 2010	1st quarter
Electricity Purchased for Resale		2009		2009
Energy Purchased in Restricted Framework - ACR
Itaipu Binacional	2,733	2,720	260,761	337,623
Furnas Centrais Elétricas S.A.	406	425	36,997	36,908
CESP - Cia Energética de São Paulo	421	471	41,220	43,459
Cia de Geração Térmica Energia Elétrica - CGTEE	38	56	3,906	5,358
Duke Energy Inter, Ger, Paranapanema S.A.	23	22	1,932	1,777
Tractebel Energia S.A.	2,019	1,553	294,664	215,590
Petróleo Brasileiro S.A. Petrobrás	418	415	52,368	47,069
CHESF - Cia Hidro Elétrica do São Francisco	314	342	28,488	28,541
CEMIG - Cia Energética de Minas Gerais	288	299	35,669	35,870
Termorio S.A.	61	100	20,345	24,050
Enguia Gen	2	-	2,163	1,781
AES Uruguaiana Ltda,	-	128	-	5,171
Câmara de Comercialização de Energia Elétrica - CCEE	1,014	962	7,885	51,757
Copel Geração e Transmissão S.A.	185	85	18,414	16,675
COOMEX Empresa Operadora do Mercado Energético Ltda,	-	11	-	1,619
Companhia Energética Santa Clara - CESC	37	37	4,749	5,088
Queiroz Galvão Energética S.A.	59	83	8,340	11,676
PROINFA	286	123	49,580	46,559
Other	1,076	1,182	126,556	144,057
	9,380	9,014	994,037	1,060,628
Energy Purchased in the Free Market - ACL	3,443	3,353	264,922	293,759
	12,823	12,367	1,258,959	1,354,387
Regulatory assets and liabilities (note 3)	-	-	197,631	(27,796)
Credit of PIS and COFINS	-	-	(132,075)	(120,871)
Subtotal	12,823	12,367	1,324,515	1,205,720

Electricity Network Usage Charge
Basic Network Charges			229,230	219,801
Transmission from Itaipu			20,426	19,537
Connection Charges			12,931	11,913
Charges of Use of the Distribution System			6,728	9,947
System Service Charges - ESS			39,045	49,458
Reserve Energy charges			1,680	-
			310,040	310,656
Regulatory assets and liabilities (note 3)			33,101	(48,885)
Credit of PIS and COFINS			(30,554)	(24,801)
Subtotal			312,587	236,970
Total			1,637,102	1,442,690

(*) Information not reviewed by the independent accountants

In compliance with ANEEL Order no 4,722/2009, the subsidiaries reclassified amounts relating to the PROINFA quota, in relation to amounts billed to free consumers and own-power producers, from “Cost of the Electric Energy Service, Energy Purchased for Resale” to “Deductions from Operating Income, Consumer Charges – Other – PROINFA”, amounting to R$ 10,898 and R$ 5,626, respectively, for the first quarter of 2010 and the first quarter of 2009.

(26)  OPERATING EXPENSES

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                        Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: March 31, 2010

	Parent Company		Consolidated
	1st quarter	1st quarter	1st quarter	1st quarter
	2010	2009	2010	2009

Sales Expenses
Personnel	-	-	17,671	16,252
Materials	-	-	630	527
Outside Services	-	-	17,220	16,757
Allowance for Doubtful Accounts	-	-	11,773	(3,109)
Depreciation and Amortization	-	-	2,187	2,767
Collection Tariffs and Services	-	-	11,309	11,478
Other	-	-	3,120	3,020
Total	-	-	63,910	47,692

General and Administrative Expenses
Personnel	870	638	41,502	31,899
Materials	15	8	2,710	1,451
Outside Services	2,802	1,813	44,518	39,931
Leases and Rentals	23	39	1,387	1,074
Depreciation and Amortization	30	30	5,604	6,016
Publicity and Advertising	-	35	499	520
Legal, Judicial and Indemnities	-	372	10,832	6,773
Donations, Contributions and Subsidies	-	-	1,131	1,188
Other	1,056	877	10,158	9,089
Total	4,796	3,812	118,341	97,941

Other Operating Expenses
Inspection Fee	-	-	5,423	6,119
Loss on the write-off of noncurrent assets	-	-	1,431	4,490
Free Energy adjustment (note 3 a,2)	-	-	2,527	-
Other	-	-	468	356
Total	-	-	9,849	10,965
Intangible of concession amortization	35,362	37,187	44,688	46,724
Total operating expenses	40,158	40,999	236,788	203,322

(27)  FINANCIAL INCOME AND EXPENSES

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                        Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: March 31, 2010

	Parent Company		Consolidated
	1st quarter	1st quarter	1st quarter	1st quarter
	2010	2009	2010	2009
Financial Income

Income from Financial Investments	9,861	4,471	29,882	22,850
Arrears of interest and fines	22	3	32,923	28,773
Restatement of tax credits	169	1,060	1,187	1,270
Restatement of Escrow Deposits	187	-	9,324	12,926
Monetary and Exchange Variations	-	-	9,706	19,914
Interest - CVA and Parcel "A" (Note 3)	-	-	(1,512)	17,359
Discount on purchase of ICMS credit	-	-	2,003	1,029
Other	2,385	2,696	15,383	11,820
Total	12,624	8,230	98,896	115,941
Financial Expense
Debt Charges	(9,843)	(13,992)	(125,777)	(143,463)
Monetary and Exchange Variations	(153)	694	(31,109)	(25,480)
Other	(1,158)	(2,541)	(18,005)	(9,958)
Total	(11,154)	(15,839)	(174,891)	(178,901)

Net financial income (expense)	1,470	(7,609)	(75,995)	(62,960)

(28)  FINANCIAL INSTRUMENTS AND OPERATING RISKS

a) Classification of the financial instruments

The financial instruments are classified as:

Financial assets, in the categories: (i) loans and receivables, (ii) calculated at fair value through profit or loss, (iii) held-to-maturity investments and, (iv) available for sale. Classification is based on the following criteria:

           i.   Loans and receivables

These are financial assets with fixed or calculable payments that are not quoted in an active market. These financial assets are recorded at historic cost by the amortized cost method.

The main financial assets of the Company and its subsidiaries classified in this category are: (i) consumers, concessionaires and licensees (Note 5), (ii) dividends and interest on capital (Note 12) and (iii) other credits (Note 11).

          ii.   Calculated at fair value through profit or loss

These are financial assets that are (i) maintained for short-term trading, (ii) designated at fair value with the objective of comparing the effects of recognition of income and expenses in order to obtain more relevant and consistent accounting information or, (iii) derivatives. These assets are recorded at their fair values and, in the case of any subsequent change in these fair values, they are set against the income statement of the Company.

The main financial assets of the Company and its subsidiaries classified in this category are: (i) cash and cash equivalents and short-term financial investments (Note 4) and (ii) derivatives.

         iii.   Held-to-maturity investments

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                        Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: March 31, 2010

These are non derivative financial assets with fixed or calculable payments and defined maturities, which the Company and its subsidiaries intend to maintain until maturity. The financial assets in this classification are recorded at historic cost by the amortized cost method.

The Company classifies the in this category the security receivable from CESP (Note 6).

        iv.   Available for sale

Refers to the financial assets that do not fall into any of the above classifications or that are designated as available for sale. These financial assets are recorded at the respective fair values and, in the case of any subsequent change in these fair values, they are set against the Company’s equity.

The Company and its subsidiaries do not have financial assets classified in this category.

Financial liabilities, in the categories: (i) calculated at fair value through profit or loss, (ii) not calculated at fair value through profit or loss. They are classified in accordance with the following criteria:

           i.   Calculated at fair value through profit or loss

These are financial liabilities that are: (i) maintained for short-term trading, (ii) denominated at fair value with the objective of comparing the effects of recognition of income and expenses in order to obtain more relevant and consistent accounting information or, (iii) derivatives. These liabilities are recorded at their fair values and, in the case of any change in the calculation of these subsequent fair values, they are set against the income statement of the Company.

The Company and its subsidiaries classified the following financial liabilities in this category: (i) certain debts in foreign currencies (Note 15) and, (ii) derivatives.

          ii.   Not calculated at fair value through profit or loss

These are other financial liabilities that do not fall into the above category. The financial liabilities in this category are recorded and amortized basically by the amortized cost method.

The main financial liabilities classified in this category are: (i) suppliers (note 17), (ii) loans and financing (Note 15), (iii) debt charges (Note 15), (iv) debenture charges (Note 16), (v) debentures (Note 16) and (vi) other accounts payable (Note 22).

b) Risk Considerations:

The business of the Company and its subsidiaries comprises principally generation, sale and distribution of electric energy. As public service concessionaires, the operations and/or tariffs of its principal subsidiaries are regulated by ANEEL.

The principal market risk factors that affect the business are the following:

Exchange rate risk: This risk derives from the possibility of the subsidiaries incurring losses and cash constraints on account of fluctuations in exchange rates, increasing the balances of foreign currency denominated liabilities. The exposure in relation to raising funds in foreign currency is largely covered by contracting swap operations, which allow the Company and its subsidiaries to exchange the original risks of the operation for the cost of the variation in the CDI.

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                        Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: March 31, 2010

The Company’s subsidiaries are also exposed in their operations to exchange variations on the purchase of electric energy from Itaipu. The compensation mechanism - CVA protects the companies against possible losses.

Interest Rate Risk: This risk derives from the possibility of the Company and its subsidiaries incurring losses due to fluctuations in interest rates that increase financial expenses on loans, financing and debentures. The subsidiaries have also tried to increase the portion of loans tied to the variation in the TJLP, an index less susceptible to the oscillations of the financial market.

Credit Risk: This risk arises from the possibility of the subsidiaries incurring losses resulting from difficulties in receiving amounts billed to customers. This risk is evaluated by the subsidiaries as low, as it is spread over the number of customers and in view of the collection policy and cancellation of supply to defaulting consumers.

Risk of Energy Shortages: The energy sold by the subsidiaries is basically generated by hydropower plants. A prolonged period of low rainfall, together with an unforeseen increase in demand, could result in a reduction in the volume of water in the power plants’ reservoirs, compromising the recovery of their volume, and resulting in losses due to the increase in the cost of purchasing energy or a reduction in revenue due to the introduction of another rationing program, as in 2001. According to the Annual Energy Operation Plan – PEN 2009, drawn up by the National Electricity System Operator, the risk of any energy deficit for 2010 is very low, which eliminates any possibility of another energy rationing program.

Risk of Acceleration of Debts: The Company and its subsidiaries have loan agreements, financing and debentures with restrictive clauses (covenants) normally applicable to these kinds of operation, related to compliance with economic and financial ratios, cash generation, etc. These covenants are monitored appropriately and do not restrict the capacity to operate normally.

Management of Risks on Financial instruments

The Company and its subsidiaries maintain certain operating and financial policies and strategies with a view to ensuring the liquidity, security and profitability of their assets. As a result, control and follow-up procedures are in place on the transactions and balances of financial instruments, for the purpose of monitoring the risks and current rates in relation to those used in the market.

Risk management controls: In order to manage the risks inherent to the financial instruments and to monitor the procedures established by management, the Company and its subsidiaries use the MAPS software system to calculate the VaR - Value at Risk, and Mark to Market, Stress Testing and Duration of the instruments, and assesses the risks to which the Company and its subsidiaries are exposed. Historically, the financial instruments contracted by the Company and the subsidiaries supported by these tools have produced adequate risk mitigation results. We stress that the Company and its subsidiaries contract derivatives, always with the appropriate levels of approval, only in the event of exposure that management regards as a risk. The Company and its subsidiaries do not enter into transactions involving exotic or speculative derivatives. Furthermore, the Company and its subsidiaries meet the requirements of the Sarbanes-Oxley Law, and accordingly have internal control policies that aim for a strict control environment to minimize the exposure to risks.

c) Valuation of Financial Instruments

The estimates of the market value of the financial instruments were based on pricing models, applied individually for each transaction, taking into consideration the future payment flows, based on the conditions contracted, discounted to present value at market interest rates, based on information obtained from the BM&F, BOVESPA and ANDIMA websites.

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                        Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: March 31, 2010

Accordingly, the market value of a security corresponds to its maturity value (redemption value) marked to present value by the discount factor (relating to the maturity date of the security) obtained from the market interest graph.

In the case of specific electricity sector operations, where there are no similar transactions in the market and with low liquidity, mainly related to regulatory aspects and credits receivable from CESP, the subsidiaries assumed that the market value is represented by the respective book value. This is due to the uncertainties reflected in the variables which have to be taken into consideration in creating a pricing model.

In addition to the assets and financial liabilities calculated at fair value through profit or loss, the Company and its subsidiaries have other financial liabilities not calculated at fair value. The market values of these financial instruments as of March 31, 2010 and December 31, 2009, applying the above methodology, presented only for comparison, are shown below:

	Parent Company
	March 31, 2010		December 31, 2009
	Accounting balance	Fair value	Accounting balance	Fair value

Debentures (note 16)	(453,122)	(458,997)	(462,788)	(468,993)
Total	(453,122)	(458,997)	(462,788)	(468,993)

	Consolidated
	March 31, 2010		December 31, 2009
	Accounting balance	Fair value	Accounting balance	Fair value
Loans and financing (note 15)	(3,256,657)	(3,036,021)	(3,206,326)	(2,958,353)
Debentures (note 16)	(3,125,867)	(3,164,007)	(3,351,478)	(3,392,071)
Total	(6,382,524)	(6,200,028)	(6,557,804)	(6,350,424)

d) Derivatives

As previously mentioned, the Company and its subsidiaries use derivatives as a hedge against the risks of variations in exchange and interest rates, without any speculative purposes. The Company and its subsidiaries have an exchange hedge compatible with the net exposure to exchange risks, including all the assets and liabilities tied to exchange variation.

The hedge instruments contracted by the Company and its subsidiaries are currency or interest rate swaps with no leverage component, margin call requirements or daily or periodical adjustments. As terms of the majority of the derivatives contracted by the Company and its subsidiaries are fully aligned with the debts protected, and in order to obtain more relevant and consistent accounting information through the recognition of income and expenses, the respective debts were denominated, for accounting purposes, at fair value. Other debts with different terms from the derivatives contracted as a hedge continue to be recorded at cost. Furthermore, the Company and its subsidiaries do not use hedge accounting for derivative operations.

As of March 31, 2010, the Company and its subsidiaries had the following swap operations:

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                        Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: March 31, 2010

	Market values (book values)
Company / strategy / Counterparts	Asset	(Liability)	Market values, net	Values at cost, net	Gain (Loss) on marking to market	Currency / index	Maturity range	Notional	Trading market
Derivatives for protection of debts designated at fair value

Exchange variation hedge

CPFL Paulista
ABN	-	(9,326)	(9,326)	(2,783)	(6,543)	yen	Jan 2012	376,983	Over-the-counter
Banco do Brasil	4,539	-	4,539	5,317	(778)	yen	Jan 2011	79,466	Over-the-counter

CPFL Geração
Banco do Brasil	4,591	-	4,591	7,995	(3,404)	yen	Apr 2010 to Jan 2011	486,760	Over-the-counter
Subtotal	9,130	(9,326)	(196)	10,529	(10,725)

Derivatives for protection of debts not designated at fair value

Exchange variation hedge

CPFL Paulista
HSBC	(42)	-	(42)	(46)	4	dollar	Apr 2010	22,474	Over-the-counter
Santander	56	-	56	54	2	dollar	Apr 2010	8,646	Over-the-counter

CPFL Geração
HSBC	(525)	-	(525)	(541)	16	dollar	Apr 2010 to Sep 2010	68,436	Over-the-counter

Hedge interest rate variation (1)

CPFL Energia
Citibank	278	(1,430)	(1,152)	31	(1,183)	CDI + spread	Mar 2010 to Sep 2014	450,000	Over-the-counter

RGE
Santander	493	-	493	159	334	CDI	Jan 2010 to Dec 2013	280,000	Over-the-counter
Citibank	136	(11)	125	60	65	CDI	Jun 2010 to Dec 2013	100,000	Over-the-counter

Hedge interest rate variation (2)

CPFL Geração
Unibanco	139	-	139	91	48	IGP-M	Jun 2010	25,701	Over-the-counter
Santander	137	-	137	88	49	IGP-M	Jun 2010	25,701	Over-the-counter
HSBC	137	-	137	89	48	IGP-M	Jun 2010	25,701	Over-the-counter
Subtotal	809	(1,441)	(632)	(15)	(617)

Total	9,939	(10,767)	(828)	10,514	(11,342)

Current	9,839	-
Noncurrent	100	(10,767)
Total	9,939	(10,767)

For further details of terms and informationa bout debts and debentures, see Notes 15 and 16
(1) The interest rate hedge swaps have half-yearly validity, so the notional value reduces in accordance with amortization of the debt.
(2) The interest rate hedge swaps have monthly validity, so the notional value reduces in accordance with amortization of the debt.

In spite of the net losses determined by marking the derivatives shown above to market, the effects were minimized by the option exercised by the Company and its subsidiaries also to mark to market the debts tied to hedge instruments (note 15).

The Company and its subsidiaries have recorded gains and losses on their derivatives. However, as these derivatives are used as a hedge, these gains and losses minimized the impact of variations in exchange and interest rates on the protected indebtedness. For the quarter ended in March 31, 2010 and 2009, the derivatives resulted in the following impacts on the consolidated result:

			Gain (loss)
Company	Hedged risk / Operation	Account	March 31,	March 31,
			2010	2009
CPFL Energia	Interest rate variation	Financial expense - Swap transactions	98	(84)
CPFL Energia	Mark to market	Financial expense - Adjustment to fair value	(251)	778
CPFL Paulista	Exchange variation	Financial expense - Swap transactions	(789)	(76,453)
CPFL Paulista	Mark to market	Financial expense - Adjustment to fair value	685	30,758
CPFL Piratininga	Exchange variation	Financial expense - Swap transactions	-	(218)
CPFL Piratininga	Mark to market	Financial expense - Adjustment to fair value	-	(126)
CPFL Geração	Exchange variation	Financial expense - Swap transactions	2,793	(85,427)
CPFL Geração	Interest rate variation	Financial expense - Swap transactions	458	(1,088)
CPFL Geração	Mark to market	Financial expense - Adjustment to fair value	832	9,365
RGE	Exchange variation	Financial expense - Other financial exp	-	(4,820)
RGE	Interest rate variation	Financial expense - Other financial exp	182	17
RGE	Mark to market	Financial expense - Derivatives adjust fair value	106	732
			4,114	(126,566)

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                        Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: March 31, 2010

Other exchange exposure

It should be noted that the indirect subsidiary ENERCAN has no swaps, as an exchange hedge, in relation to the debt of R$ 152,115 (R$ 74,115 in proportion to the participation of the subsidiary CPFL Geração) to the BID and BNDES of the portion tied to the basket of currencies, since a percentage of its tariff adjustments covers the exchange variation in the tariff period. In spite of the existence of a natural hedge against this exposure, the effect of exchange variations on these debts generated a loss of R$ 3,559 (R$ 1,734 in proportion to the participation of CPFL Geração) in the first quarter of 2010 and a loss of R$ 2,469 (R$ 1,203 in proportion to the participation of CPFL Geração) in the same period of 2009.

The subsidiary CPFL Paulista also has a total indebtedness in foreign currency of R$ 549,437.  As a hedge against exchange exposure, it contracted derivatives used as a hedge directly tied to the indebtedness of R$ 496,647. To minimize the exchange exposure, the subsidiary also contracted a non tied derivative of R$ 32,049 and also has sufficient assets indexed in dollars (fund tied to foreign currency loans – Note 11) to offset any exchange impact.

e) Sensitivity Analysis

In compliance with CVM Instruction n° 475/08, the Company and its subsidiaries performed sensitivity analyses of the main risks to which their financial instruments (including derivatives) are exposed, mainly comprising variations in exchange and interest rates, as shown below:

Exchange variation

If the level of exchange exposure at March 31, 2010 were maintained, the simulation of the consolidated effects by type of financial instrument for three different scenarios would be:

	Consolidated
			Exchange	Exchange	Exchange
Instruments	Exposure	Risk	depreciation of	depreciation of	depreciation of
			9%*	25%**	50%**
Financial asset instruments	19,621	apprec,dollar	1,807	4,905	9,811
Financial liability instruments	(194,861)	apprec,dollar	(17,943)	(48,720)	(97,431)
Derivatives - Plain Vanilla Swap	102,122	apprec,dollar	9,404	25,532	51,062
	(73,118)		(6,732)	(18,283)	(36,558)

Financial liability instruments	(1,119,989)	apprec,yen	(103,132)	(280,015)	(559,995)
Derivatives - Plain Vanilla Swap	1,119,989	apprec,yen	103,132	280,015	559,995
	-		-	-	-

	(73,118)		(6,732)	(18,283)	(36,558)
* In accordance with exchange graphs contained in information provided by the BM&F
**In compliance with CVM Instruction 475/08

Variation in interest rates

Supposing that (i) the scenario of exposure of the financial instruments indexed to variable interest rates as of March 31, 2010 were to be maintained, and (ii) the respective accumulated annual indexes as of that date were to remain stable (CDI of 8.96% p.a.; IGP-M of 1.94% p.a.; TJLP of 6.06% p.a.), the effects on the consolidated financial statements for the next 12 months would be a net financial expense of R$ 401,844. In the event of fluctuations in the indexes in accordance with the three scenarios described, the effect on the net financial expense would as follows:

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                        Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: March 31, 2010

	Consolidated
Instruments	Exposure	Risk	Scenario I*	Raising index by	Raising index by
				25%**	50%**
Financial asset instruments	2,491,106	CDI variation	47,331	55,801	111,600
Financial liability instruments	(3,961,989)	CDI variation	(75,277)	(88,748)	(177,499)
Derivatives - Plain Vanilla Swap	(1,235,011)	CDI variation	(23,465)	(27,665)	(55,328)
	(2,705,894)		(51,411)	(60,612)	(121,227)

Financial asset instruments	96,953	IGP-M variation	5,972	470	940
Financial liability instruments	(83,409)	IGP-M variation	(5,138)	(405)	(810)
Derivatives - Plain Vanilla Swap	12,073	IGP-M variation	744	59	117
	25,617		1,578	124	247

Financial liability instruments	(2,615,775)	TJLP variation	4,970	(39,628)	(79,258)
Financial liability instruments	(30,596)	Interest at pre-fixed rates	(1,377)	(1,377)	(1,377)

	(5,326,648)		(46,240)	(101,493)	(201,615)
* The CDI, IGP-M and TJLP indexes considered of 10.86%, 8.10% and 5.87%, respectively, were obtained from information available in the market
**In compliance with CVM Instruction 475/08

(29)  RELEVANT FACT

CPFL Bio Buriti, CPFL Bio Ipê and CPFL Bio Pedra

The subsidiaries CPFL Bio Buriti, CPFL Bio Ipê and CPFL Bio Pedra were set up in March, 2010, in the State of São Paulo, to develop three thermal power plants powered by sugarcane waste and straw (biomass), through a partnership agreement with Grupo Pedra Agroindustrial. The aggregate potential installed capacity is 145 MW, of which 88.63 MW will be exported to CPFL in the harvest period.

The investments in the three projects are estimated at approximately R$ 366 million. The operations are scheduled to commence in June 2011 for the UTEs Bio Buriti and Bio Ipê, and April 2012 for the UTE Bio Pedra. The subsidiary CPFL Brasil holds 100% of the total capital of these subsidiaries.

(30)  SUBSEQUENT EVENT

30. 1 Capital Increase

The EGM/AGM held on April 8, 2010, approved capital increases of R$ 37,160, R$ 7,852 and R$ 15,743, respectively, for the subsidiaries CPFL Paulista, CPFL Piratininga and  RGE in relation to capitalization of the tax benefit of the premium determined in 2009. Issue of 13,785,137 new common shares and 23,374,669 preferred shares was approved for  CPFL Paulista.

The EGM/AGM of CPFL Energia held on April 26, 2010, approved the merger of all the shares held by the minority shareholders of the subsidiaries CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista, CPFL Mococa, Jaguari Geração, CPFL Serviços and CPFL Santa Cruz with the equity of CPFL Energia and conversion of these companies into wholly-owned subsidiaries. Accordingly, the CPFL Energia capital increased by R$ 52,249, from R$ 4,741,175 to R$ 4,793,424 with the issue of 1,226,192 new common shares.

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                        Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: March 31, 2010

The Share Merger provides for the possibility for shareholders of the Companies that disagree with the decision to exercise the right to withdraw, provided this intention is stated by May 26, 2010.

30. 2 Distribution of Dividend and Interest on Capital

The EGM/AGM  held on April 26, 2010 approved the allocation of net income for 2009, by (i) recording a statutory reserve of R$ 64,323; (ii) declaration of an interim dividend of R$ 571,671, already paid to the shareholders on September 30, 2009, and (iii) declaration of an additional dividend of R$ 655,017. The additional dividend was paid in full on April 30.

30.3  Public Distribution of Debentures

As agreed in a Meeting of the Board of Directors held on April 1, 2010, the subsidiary CPFL Piratininga issued in April, 2010, 260 simple subordinated debentures, not convertible into shares, in a single series, for public distribution, with restricted placement efforts and underwritten by the Company.  The debentures, with a unit par value of R$ 1,000, amounting a total of R$ 260,000, will bear interest at 107% of the CDI and will mature in full on April 1, 2015. The funds raised will be distributed as follows:

i)    Approximately 60% (sixty percent) to reinforce the subsidiary's working capital; and

ii)   Approximately 40% (forty percent) for early redemption of the subsidiary's second public issue of simple subordinated debentures, issued on October 1, 2008, with a debit balance at March 31, 2009 of R$104,389.

As approved in a Meeting of the Board of Directors held on April 1, 2010, the subsidiary CPFL Geração issued, in April 2010, 264 simple unsecured debentures, not convertible into shares, in a single series for public distribution, with restricted placement efforts and underwritten by the Company. The debentures, with a unit par value of R$ 1,000, amounting to a total of R$ 264,000, will bear interest at 107% of the CDI and will mature in full on April 1, 2015. The funds raised will be used to reinforce the subsidiary's working capital.

Interest payments on the two debentures above will be half-yearly from October 1, 2010.

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                        Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: March 31, 2010

07.01 – COMMENTS ON PERFORMANCE IN THE QUARTER

Analysis of Results – CPFL Energia (parent company)

Net income was R$ 390,199 in the quarter, a increase of 38.0% (R$ 107,496) compared to the same quarter of the previous year, due mainly to results of equity in subsidiaries, as shown below:

	1st quarter 2010	1st quarter 2009
CPFL Paulista	146,906	85,279
CPFL Piratininga	88,018	66,010
RGE	51,299	48,339
CPFL Santa Cruz	5,654	5,746
CPFL Leste Paulista	2,153	1,929
CPFL Jaguari	2,455	1,421
CPFL Sul Paulista	2,642	2,746
CPFL Mococa	1,534	1,458
CPFL Geração	63,339	70,026
CPFL Brasil	62,107	46,532
CPFL Atende	(27)	(386)
CPFL Planalto	2,578	1,752
CPFL Serviços	(1,173)	(786)
CPFL Jaguariúna	(58)	(231)
CPFL Jaguari Geração	1,328	1,309
	428,755	331,144

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                        Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: March 31, 2010

12.01 – COMMENTS ON CONSOLIDATED PERFORMANCE IN THE QUARTER

Analysis of Results – CPFL Energia Consolidated

The comments on performance are expressed in thousands of Brazilian reais, unless otherwise indicated.

		Consolidated
Information	1st quarter 2010	1st quarter 2009	Variation
GROSS REVENUE	4,108,807	3,587,755	14.5%
Electricity sales to final consumers (¹)	3,594,025	3,041,323	18.2%
Electricity sales to wholesaler	211,091	284,545	-25.8%
Other operating revenues (¹)	303,691	261,887	16.0%
DEDUCTION FROM OPERATING REVENUE	(1,323,743)	(1,201,685)	10.2%
NET OPERATING REVENUE	2,785,064	2,386,070	16.7%
ENERGY COST	(1,637,102)	(1,442,690)	13.5%
Electricity purchased for resale	(1,324,515)	(1,205,720)	9.9%
Electricity network usage charges	(312,587)	(236,970)	31.9%
OPERATING COST/EXPENSE	(456,675)	(426,702)	7.0%
Personnel	(146,850)	(124,197)	18.2%
Employee pension plan	21,799	(919)	-2472.0%
Material	(16,894)	(14,363)	17.6%
Outsourced Services	(97,592)	(90,737)	7.6%
Depreciation and Amortization	(96,933)	(96,294)	0.7%
Amortization of intangible asset of concession	(44,688)	(46,724)	-4.4%
Other	(75,517)	(53,468)	41.2%
OPERATING INCOME	691,287	516,678	33.8%
FINANCIAL INCOME (EXPENSE)	(75,995)	(62,960)	20.7%
Income	98,896	115,941	-14.7%
Expense	(174,891)	(178,901)	-2.2%
INCOME BEFORE TAX	615,292	453,718	35.6%
Social Contribution	(59,539)	(45,175)	31.8%
Income Tax	(163,135)	(123,754)	31.8%
INCOME BEFORE INTERESTS	392,618	284,789	37.9%
Noncontrolling interest	(2,419)	(2,086)	0.0%
NET INCOME FOR THE PERIOD	390,199	282,703	38.0%

EBITDA	808,690	658,529	22.8%

Net Income for the Period and EBITDA Reconciliation (²)
NET INCOME FOR THE PERIOD	390,199	282,703
Employee Pension Plan	(21,799)	919
Depreciation and Amortization	141,621	143,018
Financial Income (Expense)	75,995	62,960
Social Contribution	59,539	45,175
Income Tax	163,135	123,754
EBITDA	808,690	658,529

(¹) The reclassification of revenue from the Network Usage Charge - TUSD was not taken into account in presentation of the Comments on Consolidated Performance (note 24)
(²) Information not reviewed by the independent accountants

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                        Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: March 31, 2010

Gross Operating Revenue

The Gross Operating Revenue in the first quarter of 2010 was R$ 4,108,807, up 14.5% (R$ 521,052) on the same period of the previous year.

The main factors that contributed to this change were:

•         An increase of 14.2% (R$ 437,332) in the electric energy supply billed, as a result of the increase of 6.1% in the amount of energy billed to final consumers and of 7.7% in the average tariffs charged, mainly due to the adjustment to the distributors' tariffs;

•         An increase of R$ 95,840 in the regulatory assets and liabilities, mainly due to the effects of recording the regulatory liability generated by repositioning of the distributors' tariff review in 2009 and the related amortization in 2010 (Note 3.b.1);

•         A decrease of 25.8% (R$ 73,454) in the energy supplied, mainly due to the reduction of 27.8% in the average tariff charged.

•         An increase of R$ 41,804 in Other Operating Revenue, particularly due to the increase of R$ 59,925 in income from the Tariff for the Use of the Distribution System – TUSD for free customers, due to the revival of industrial activity and the effects of the tariff adjustment.

➢  Quantity of Energy Sold

An increase of 6.1% was recorded in the quantity of energy billed to final consumers in the first quarter of 2010.

The residential, commercial and industrial classes, which account for 85.0% of the energy sold to end users in the quarter and have the highest average tariffs, registered growth of 4.7%, 7.1% and 9.0% respectively, compared with the same quarter of the previous year. The categories residential and commercial classes benefit from the accumulated effect of the expansion of total payroll and credit availability in recent years, which has resulted in increased purchases of household electrical goods and a dynamic retail trade.  Additionally, higher temperatures than those of the previous year boosted consumption. The amount sold to the industrial class shows that this category is overcoming the negative effects of the international crisis that affected the industry in our concession area until mid-2009, and resuming its industrial operations.

➢  Tariffs

In the first quarter of 2010, the energy supply tariffs applied increased by an average of 7.7%, mainly due to the impacts of the tariff adjustments of the distribution subsidiaries:

  CPFL Paulista and RGE: 21.56% and 3.43%, respectively, from April 2009;
  CPFL Santa Cruz: 11.85%, CPFL Jaguari: 9.40%, CPFL Mococa: 5.59%, CPFL Leste Paulista: 10.61% and CPFL Sul Paulista: 10.23%, all from February 2009; and -2.53%, 3.67%, 3.24%, -8.47% and 4.94%, respectively, from February 2010;
  CPFL Piratininga: -2.12% from October 2009.

Deductions from Operating Revenue

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                        Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: March 31, 2010

Deductions from Operating Income in the first quarter of 2010 amounted to R$ 1,323,743, an increase of 10.2% (R$ 122,058) in relation to the same quarter of 2009, mainly as a result of the increase of 12.8% (R$ 119,170) on PIS, COFINS and ICMS, due to an increase in the supply billed.

Cost of Electric energy

Cost of Electric Energy in the quarter totaled R$ 1,637,102, an increase of 13.5% (R$ 194,412) in relation to the same period of the previous year:

➢  Electric energy purchased for Resale

The balance of electric energy purchased for resale was R$ 1,324,515, an increase of 9.9% (R$ 118,795), mainly due to the increase of 3.7%  in the amount of energy bought in the quarter and the effects of tariff adjustments of generators. The reduction in the cost of electric energy purchased for resale caused by the purchase of energy from Itaipu (in dollars) and acquisitions in the CCEE were duly offset by the effects of deferral and amortization of the regulatory CVA and Overcontracting assets and liabilities.

➢  Tariff for the Use of the Distribution System

Increase of 31.9% (R$ 75,617) in the charges for use of the transmission and distribution system, mainly due to the reduction of the effects of deferral and amortization of CVA in relation to the inauguration of the thermal plants of generation in 2008.

Operating Costs and Expense

Operating costs and expenses in the quarter amounted to R$ 456,675, an increase of 7.0% (R$ 29,973) compared to the same period of the previous year, mainly due to:

➢  Manageable Operating Expenses

Comprising costs for Personnel, Pension, Material, Third-party Services and Others, these expenses totaled R$ 315,054 in the quarter, an increase of 11.1% (R$ 31,370), mainly as a result of:

•         Increase of 18.2% (R$ 22,653) in Personnel, due mainly to the increase in the number of employees, the effects of the Collective Agreement (average of 6.4%), an increase in the cost of SAT (Work-related accident insurance), terminations and reduction of capitalized expenses in the subsidiary RGE;

•         Private Pension Fund: recorded income of R$ 21,799 in the quarter and expense of R$ 919 in the first quarter of 2009, largely as a result of the nominal earnings expected on the plan assets, based on an Actuarial Report;

•         Increase of 8.9% (R$ 9,386) in Material and Outsourced Services;

•         Increase of 41.2% (R$ 22,049) in Other Expense, due to: (i) the increase in the expense for Allowance for Doubtful Accounts (R$ 14,882) compared with the first quarter of 2009, when the subsidiary RGE recorded a reversal of R$ 16,774 and (ii) by the increase in Legal, Court and Indemnity expense (R$ 4,059).

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                        Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: March 31, 2010

Financial Income (Expense)

The net Financial Income (Expense) in the quarter was an expense of R$ 75,995, compared with R$ 62,960 in the same period of 2009, an increase of 20.7% (R$ 13,035):

➢  The financial income decreased R$ 17,045 (14.7%), mainly due to:

•         A reduction in interest on CVA and Parcel “A” (R$ 18,871) due to liquidation of the parcel “A” assets and recording of regulatory liabilities, mainly by the subsidiary CPFL Paulista, and by the drop in the SELIC rate;

•         A decrease in monetary and exchange restatement (R$ 10,208), largely due to the amount of R$ 18,226 recorded in the first quarter of 2009 in relation to the recovery of overdue credits by the subsidiary RGE; and

•         Partially offset by the increase in the yield on investments (R$ 7,032) and an increase in arrears charges (R$ 4,150).

➢  The financial expense decreased R$ 4,010 (2.2%) mainly due to:

•         The reduction of R$ 17,686 in interest on debt charges due to the drop in the CDI;

•         An increase of R$ 5,629 in monetary restatement, exchange variations and derivatives expense, largely due to the subsidiary ENERCAN's loan from BID and BNDES basket of currency of R$ 2,937;

•         A rise of R$ 8,047 in Other Financial Expense, in particular in relation to the issuance of bank guarantee.

Social Contribution and Income Tax

Taxes on income in the first quarter of 2010 totaled R$ 222,674, an increase of 31.8% (R$ 53,745) in relation to the same quarter of 2009, mainly as a result of the increase in pre-tax income (35.6%).

Net income and EBITDA

As a result of the above factors, the net income for the quarter was R$ 390,199, 38.0% (R$ 107,496) higher than in the same period of 2009.

The adjusted EBITDA (net income for the quarter, eliminating the effects of the private pension plan, depreciation, amortization, financial income (expense), equity accounting, social contribution and income tax) for the first quarter of 2010 was R$ 808,690, 22.8% (R$ 150,161) higher than the EBITDA for the same period of 2009.

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                        Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: March 31, 2010

13.01 INVESTMENTS IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF SUBSIDIARY/ASSOCIATED COMPANY	3 - CNPJ (Federal Tax ID)	4 - CLASSIFICATION	5 - EQUITY IN CAPITAL OF INVESTEE - %	6 - SHAREHOLDERS' EQUITY - %
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD IN CURRENT QUARTER (in units)		9 - NUMBER OF SHARES HELD IN PREVIOUS QUARTER (in units)

01	COMPANHIA PAULISTA DE FORÇA E LUZ - CPFL	33.050.196/0001-88	PUBLIC SUBSIDIARY	100.00	33.34
COMMERCIAL, INDUSTRIAL AND OTHER		72,650,091		72,650,091

02	CPFL GERAÇÃO DE ENERGIA S/A	03.953.509/0001-47	PUBLIC SUBSIDIARY	100.00	25.77
COMMERCIAL, INDUSTRIAL AND OTHER		205,487,715,790		205,487,715,790

03	CPFL COMERCIALIZAÇÃO BRASIL S/A	04.973.790/0001-42	PRIVATE SUBSIDIARY	100.00	3.20
COMMERCIAL, INDUSTRIAL AND OTHER		2,998,565		2,998,565

04	COMPANHIA PIRATININGA DE FORÇA E LUZ	04.172.213/0001-51	PUBLIC SUBSIDIARY	100.00	11.20
COMMERCIAL, INDUSTRIAL AND OTHER		53,031,258,896		53,031,258,896

05	RIO GRANDE ENERGIA S/A	02.016.439/0001-38	PUBLIC SUBSIDIARY	100.00	28.12
COMMERCIAL, INDUSTRIAL AND OTHER		807,168,578		807,168,578

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                        Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: March 31, 2010

14.01 CHARACTERISTICS OF PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1 - ITEM	01
2 - ISSUE ORDER NUMBER	3
3 - REGISTRATION NUMBER WITH CVM	CVM/SRE/DEB/2007/042
4 - DATE OF REGISTRATION WITH CVM	10/25/2007
5 - ISSUED SERIES	UN
6 - TYPE	SIMPLE
7 - NATURE	PUBLIC
8 - ISSUE DATE	09/03/2007
9 - DUE DATE	09/03/2014
10 - TYPE OF DEBENTURE	NO PREFERENCE
11 - REMUNERATION CONDITIONS PREVAILING	CDI + 0.45%
12 - PREMIUM/DISCOUNT
13 - NOMINAL VALUE (Reais)	10,000.00
14 - ISSUED AMOUNT (Thousands of Reais)	450,000
15 - NUMBER OF DEBENTURES ISSUED (UNIT)	45,000
16 - OUTSTANDING DEBENTURES (UNIT)	45,000
17 - TREASURY DEBENTURES (UNIT)	0
18 - REDEEMED DEBENTURES (UNIT)	0
19 - CONVERTED DEBENTURES (UNIT)	0
20 - DEBENTURES TO BE PLACED (UNIT)	0
21 - DATE OF THE LAST RENEGOTIATION
22 - DATE OF NEXT EVENT	09/03/2012

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                        Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: March 31, 2010

19.01 – CAPITAL EXPENDITURE

(Not reviewed by independent auditors)

Our principal capital expenditure in recent years has been on maintaining and upgrading our distribution network and generation projects. The following table sets forth our capital expenditure for the three month-period ended March 31, 2010, as well as the three years ended December 31, 2009, 2008 and 2007.

	In million of R$
		Year ended December 31,
	1st quarter 2010	2009	2008	2007
Distribution
CPFL Paulista	93	344	279	291
CPFL Piratininga	35	132	123	144
RGE	41	215	226	221
CPFL Santa Cruz	5	20	18	11
Other	5	34	19	9
	179	745	665	676

Generation	117	570	502	445

Commercialization	2	10	8	9

Other	-	2	3	2

Total	298	1,327	1,178	1,132

We plan to effect capital expenditure totaling approximately R$ 1,724 million in 2010 and approximately R$ 1,454 million in 2011. Of the total budgeted capital expenditure over this period, R$ 2,018 million is for distribution and R$ 1,160 million is for generation.

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                        Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: March 31, 2010

20.01 – OTHER IMPORTANT INFORMATION ON THE COMPANY

Shareholders of CPFL Energia S/A holding more than 5% of the shares of the same type and class, as of March 31, 2010:

Shareholders	Common shares	Interest - %
VBC Energia S.A.	122,948,720	25.62
BB Carteira Livre I FIA	149,233,727	31.10
Bonaire Participações S.A.	60,713,511	12.65
BNDES Participações S.A.	40,526,739	8.44
Board of Directors	112	-
Executive officers	14,759	-
Other shareholders	106,473,370	22.19
Total	479,910,938	100.00

Quantity and characteristic of securities held by the Controlling Shareholders, Executive Officers,  Board of Directors, Fiscal Council and Free Float, as of March 31, 2010 and 2009:

	March 31, 2010		March 31, 2009

	Common shares	Interest - %	Common shares	Interest - %
Shareholders
Controlling shareholders	333,314,879	69.45	333,314,881	69.45
Administrator
Executive officers	14,759	-	31,152	0.01
Board of Directors	112	-	3,110	-
Fiscal Council Members	-	-	-	-
Other shareholders	146,581,188	30.54	146,561,795	30.54
Total	479,910,938	100.00	479,910,938	100.00
Outstanding shares	146,581,188	30.54	146,561,795	30.54

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                        Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: March 31, 2010

Shareholders of VBC Energia S/A holding more than 5% of the shares of the same type and class, up to the individuals level, as of March 31, 2010.
	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
(a)	Atila Holdings S.A.	1,815,927	50.00	70,530	50.00	1,886,457	50.00
(b)	Camargo Corrêa Energia S.A.	1,100,652	30.31	47,018	33.33	1,147,670	30.42
(c)	Camargo Corrêa S.A.	550,324	15.15	23,512	16.67	573,836	15.21
	Other Shareholders	164,951	4.54	-	-	164,951	4.37
	Total	3,631,854	100.00%	141,060	100.00	3,772,914	100.00

(a)	Átila Holdings S/A
	Shareholders	Common Shares	%
(d)	Construções e Comércio Camargo Corrêa S.A.	280,767,655	38.91
	Camargo Corrêa S.A.	440,877,607	61.09
	Total	721,645,262	100.00

(b)	Camargo Corrêa Energia S.A.
	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
(e)	Camargo Corrêa Investimento em Infra-Estrutura S.A.	518,860	100.00	518,854	100.00	1,037,714	100.00
	Other Shareholders	-	-	6	-	6	-
	Total	518,860	100.00	518,860	100.00	1,037,720	100.00

(c)	Camargo Corrêa S.A.

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
(f)	Participações Morro Vermelho S.A.	48,941	99.99	93,099	100.00	142,040	100.00
	Other Shareholders	5	0.01	1	-	6	-
	Total	48,946	100.00	93,100	100.00	142,046	100.00

(d) Construções e Comércio Camargo Corrêa S.A.

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
(c)	Camargo Corrêa S.A.	290,108	100.00	87,772	99.99	377,880	99.99
	Other Shareholders	5	-	8	0.01	13	0.01
	Total	290,113	100.00	87,780	100.00	377,893	100.00

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                        Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: March 31, 2010

(e)	Camargo Corrêa Investimento em Infra- Estrutura S.A.

	Shareholders	Common Shares	%
(c)	Camargo Corrêa S.A.	685,162,736	100.00
	Other Shareholders	6	0.00
	Total	685,162,742	100.00

(f)	Participações Morro Vermelho S.A.

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
(g)	RCABON Empreendimentos e Participações S.A	749,998	33.33	-	-	749,998	11.11
(h)	RCNON Empreendimentos e Participações S.A	749,998	33.33	-	-	749,998	11.11
(i)	RCPODON Empreendimentos e Participações S.A	749,998	33.34	-	-	749,998	11.12
(j)	RCABPN Empreendimentos e Participações S.A	-	-	1,498,080	33.29	1,498,080	22.19
(k)	RCNPN Empreendimentos e Participações S.A	-	-	1,498,080	33.29	1,498,080	22.19
(l)	RCPODPN Empreendimentos e Participações S.A	-	-	1,498,080	33.29	1,498,080	22.19
(m)	RRRPN Empreendimentos e Participações S.A	-	-	5,760	0.13	5,760	0.09
	Other Shareholders	6	-	-	-	6	-
	Total	2,250,000	100.00	4,500,000	100.00	6,750,000	100.00

(g)	RCABON Empreendimentos e Participações S.A

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
	Rosana Camargo Arruda Botelho	749,850	100.00	-		749,850	99.98
	Other Shareholders	-	-	150	100.00	150	0.02
	Total	749,850	100.00	150	100.00	750,000	100.00
(h)	RCNON Empreendimentos e Participações S.A

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
	Renata Camargo Nascimento	749,850	100.00	-	-	749,850	99.98
	Other Shareholders	-	-	150	100.00	150	0.02
	Total	749,850	100.00	150	100.00	750,000	100.00
(i)	RCPODON Empreendimentos e Participações S.A

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
	Regina Camargo Pires Oliveira Dias	749,850	100.00	-		749,850	99.98
	Other Shareholders	-	-	150	100.00	150	0.02
	Total	749,850	100.00	150	100.00	750,000	100.00
(j)	RCABPN Empreendimentos e Participações S.A

	Shareholders	Common Shares	%
	Rosana Camargo Arruda Botelho	1,499,890	99.99
	Other Shareholders	110	0.01
	Total	1,500,000	100.00
(k)	RCNPN Empreendimentos e Participações S.A
	Shareholders	Common Shares	%
	Renata Camargo Nascimento	1,499,890	99.99
	Other Shareholders	110	0.01
	Total	1,500,000	100.00

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                        Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: March 31, 2010

(l)	RCPODPN Empreendimentos e Participações S.A
	Shareholders	Common Shares	%
	Regina Camargo Pires Oliveira Dias	1,499,850	99.99
	Other Shareholders	150	0.01
	Total	1,500,000	100.00
(m)	RRRPN Empreendimentos e Participações S.A
	Shareholders	Common Shares	%
	Rosana Camargo Arruda Botelho	1,980	33.33
	Renata Camargo Nascimento	1,980	33.33
	Regina Camargo Pires Oliveira Dias	1,980	33.34
	Total	5,940	100.00

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                        Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: March 31, 2010

Shareholder’s composition of Fundo Mútuo de Investimentos em Ações - BB Carteira Livre I holding more than 5% of the shares of the same type and class, up to the individuals level, as of March 31, 2010.

	Fundo Mútuo de Investimentos em Ações - BB Carteira Livre I

	Shareholders	Quotes	%
	Caixa de Previdência dos Funcionários do Banco do Brasil - PREVI	130,163,542	100.00
	Total	130,163,542	100.00

Shareholders of Bonaire Participações S.A. holding more than 5% of the shares of the same type and class, up to the individual level, as of March 31, 2010.

	Shareholders	Common Shares	%
(a)	Energia São Paulo Fundo de Investimento em Participações	66,728,872	100.00
	Other Shareholders	6	-
	Total	66,728,878	100.00

(a)	Energia São Paulo Fundo de Investimento em Participações

	Shareholders	Quotes	%
(b)	Fundo de Investimento em Cotas de Fundos de Investimento em Participações 114	353,528,507	44.39
	Fundação Petrobrás de Seguridade Social - Petros	181,405,069	22.78
	Fundação Sabesp de Seguridade Social – Sabesprev	4,823,881	0.61
	Fundação Sistel de Seguridade Social	256,722,311	32.22
	Total	796.479.768	100.00

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                        Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: March 31, 2010

(b) Fundo de Investimento em Cotas de Fundos de Investimento em Participações 114
	Shareholders	Common Shares	%
	Fundação CESP	353,528,507	100.00
	Total	353,528,507	100.00

Shareholders of BNDES Participações S.A. holding more than 5% of the shares of the same type and class, up to the individuals level, as of March 31, 2010.
	Shareholders	Common Shares	%
	Banco Nacional de Desenv. Econômico e Social ( * )	1	100.00
	Total	1	100.00

( * )	State agency – Brazilian Federal.
	The quantity of shares are expressed in units.

Commitment to arbitrage

The Company is committed to arbitration in the Market Arbitration Chamber, in accordance with the Arbitration Clause in Article 44 of the Company’s By-Laws.

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                        Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: March 31, 2010

Quarterly Social Report / 2010 / 2009 *
Company: CPFL ENERGIA S.A.
1 - Basis for Calculation	1st quarter 2010 Value (R$ 000)			1st quarter 2009 Value (R$ 000)
Net Revenues (NR)	2,785,064			2,386,070
Operating Result (OR)	615,292			453,718
Gross Payroll (GP)	126,881			112,656
2 - Internal Social Indicators	Value (000)	% of GP	% of NR	Value (000)	% of GP	% of NR
Food	10,180	8.02%	0.37%	9,551	8.48%	0.40%
Mandatory payroll taxes	34,622	27.29%	1.24%	29,490	26.18%	1.24%
Private pension plan	6,278	4.95%	0.23%	6,461	5.74%	0.27%
Health	7,422	5.85%	0.27%	6,166	5.47%	0.26%
Occupational safety and health	428	0.34%	0.02%	336	0.30%	0.01%
Education	433	0.34%	0.02%	427	0.38%	0.02%
Culture	0	0.00%	0.00%	0	0.00%	0.00%
Trainning and professional development	1,919	1.51%	0.07%	583	0.52%	0.02%
Day-care / allowance	280	0.22%	0.01%	277	0.25%	0.01%
Profit / income sharing	10,679	8.42%	0.38%	7,794	6.92%	0.33%
Others	1,651	1.30%	0.06%	898	0.80%	0.04%
Total - internal social indicators	73,893	58.24%	2.65%	61,983	55.02%	2.60%
3 - External Social Indicators	Value (000)	% of OR	% of NR	Value (000)	% of OR	% of NR
Education	53	0.01%	0.00%	407	0.09%	0.02%
Culture	3,038	0.49%	0.11%	1,578	0.35%	0.07%
Health and sanitation	62	0.01%	0.00%	36	0.01%	0.00%
Sport	0	0.00%	0.00%	10	0.00%	0.00%
War on hunger and malnutrition	0	0.00%	0.00%	0	0.00%	0.00%
Others	147	0.02%	0.01%	273	0.06%	0.01%
Total contributions to society	3,300	0.54%	0.12%	2,304	0.51%	0.10%
Taxes (excluding payroll taxes)	1,347,622	219.02%	48.39%	1,171,558	258.21%	49.10%
Total - external social indicators	1,350,922	219.56%	48.51%	1,173,862	258.72%	49.20%
4 - Environmental Indicators	Value (000)	% of OR	% of NR	Value (000)	% of OR	% of NR
Investments relalated to company production / operation	24,157	3.93%	0.87%	20,524	4.52%	0.86%
Investments in external programs and/or projects	11,168	1.82%	0.40%	13,602	3.00%	0.57%
Total environmental investments	35,325	5.75%	1.27%	34,126	7.52%	1.43%

Regarding the establishment of "annual targets" to minimize
residues, the consumption in production / operation and	( ) do not have targets ( ) fulfill from 51 to 75%			( ) do not have targets ( ) fulfill from 51 to 75%
increase efficiency in the use of natural resources, the	( ) fulfill from 0 to 50% (X) fulfill from 76 to 100%			( ) fulfill from 0 to 50% (X) fulfill from 76 to 100%
company:
5 - Staff Indicators	1st quarter 2010			1st quarter 2009
Nº of employees at the end of period	7,376			7,206
Nº of employees hired during the period	293			165
Nº of outsourced employees	Not available			6,260
Nº of interns	212			199
Nº of employees above 45 years age	2,074			1,737
Nº of women working at the company	1,479			1,266
% of management position occupied by women	10.21%			12.04%
Nº of Afro-Brazilian employees working at the company	754			681
% of management position occupied by Afro-Brazilian employees	1.32%			1.98%
Nº of employees with disabilities	289			291
6 - Relevant information regarding the exercise of corporate citizenship	1st quarter 2010			1st quarter 2009
Ratio of the highest to the lowest compensation at company	74,49			71,48
Total number of work-related accidents	5			5
Social and environmental projects developed by the company were decided upon by:	( ) directors	(X) directors and managers	( ) all employees	( ) directors	(X) directors and managers	( ) all employees
Health and safety standards at the workplace were decided upon by:	( ) directors and managers	( ) all employees	(X) all + Cipa	( ) directors and managers	( ) all employees	(X) all + Cipa
Regarding the liberty to join a union, the right to a collective negotiation and the internal representation of the employees, the company:	( ) does not get involved	( ) follows the OIT rules	(X) motivates and follows OIT	( ) does not get involved	( ) follows the OIT rules	(X) motivates and follows OIT
The private pension plan contemplates:	( ) directors	( ) directors and managers	(X) all employees	( ) directors	( ) directors and managers	(X) all employees
The profit / income sharing contemplates:	( ) directors	( ) directors and managers	(X) all employees	( ) directors	( ) directors and managers	(X) all employees
In the selection of suppliers, the same ethical standards and social / environmental responsibilities adopted by the company:	( ) are not considered	(X) are suggested	( ) are required	( ) are not considered	(X) are suggested	( ) are required
Regarding the participation of employees in voluntary work programs, the company:	( ) does not get involved	( ) supports	(X) organizes and motivates	( ) does not get involved	( ) supports	(X) organizes and motivates
Total number of customer complaints and criticisms:	in the company 276,462	in Procon 342	in the Courts 443	in the company 208,075	in Procon 429	in the Courts 411
% of complaints and criticisms attended to or resolved:	in the company 100%	in Procon 100%	in the Courts 39.80%	in the company 100%	in Procon 100%	in the Courts 50.45%

Total value-added to distribute (R$ 000):	1st quarter 2010: 2,079,180		1st quarter 2009: 1,817,322
	66% government	6% employees	66% government	7% employees
	0% shareholders	9% third parties	0% shareholders	11% third parties
Value-Added Distribution (VAD):	19% retained		16% retained
7 - Other Information
In the financial items were utilized the percentage of stock paticipation. For the other information, as number of employees and legal lawsuits, the informations were available in full numbers.
Responsible: Antônio Carlos Bassalo, phone: 55-19-3756-8018, bassalo@cpfl.com.br

(*) Information not reviewed by the independent auditors

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                        Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: March 31, 2010

Added Value Statements
for the periods ended March 31, 2010 and 2009
(in thousands of Brazilian Reais)

		Parent Company		Consolidated
		1st quarter	1st quarter	1st quarter	1st quarter
		2010	2009	2010	2009

1 - Revenues		0	29	4,414,019	3,797,086
	1.1 - Operating revenues	-	1	4,108,807	3,587,756
	1.2 - Revenues related to the construction of own assets	-	28	319,512	206,318
	1.3 - Allowance for doubtful accounts	-	-	(11,773)	3,109
	1.4 - Provision for losses on the realization of regulatory assets	-	-	(2,527)	(97)

2-	( - ) Inputs	(3,873)	(3,134)	(2,284,610)	(1,947,834)
	2.1 - Electricity Purchased for Resale	-	-	(1,811,630)	(1,594,514)
	2.2 - Material	(15)	(8)	(166,808)	(95,766)
	2.3 - Outsourced Services	(2,802)	(1,841)	(223,669)	(182,881)
	2.4 - Other	(1,056)	(1,285)	(81,450)	(73,488)
	2.5 - Cost of Service Rendered	-	-	(1,053)	(1,185)

3-	Gross Added Value (1 + 2)	(3,873)	(3,105)	2,129,409	1,849,252

4-	Retentions	(35,392)	(37,217)	(148,209)	(148,794)
	4.1 - Depreciation and Amortization	(30)	(30)	(103,521)	(102,070)
	4.2 - Amortization of intangible assets	(35,362)	(37,187)	(44,688)	(46,724)

5-	Net Added Value Generated (3 + 4)	(39,265)	(40,322)	1,981,200	1,700,458

6-	Added Value Received in Transfer	441,379	339,374	97,980	116,864
	6.1 - Financial Income	12,624	8,230	100,399	118,950
	6.2 - Equity in Subsidiaries	428,755	331,144	-	-
	6.3 - Non-Controlling Shareholder's Equity	-	-	(2,419)	(2,086)
7-	Added Value to be Distributed (5 + 6)	402,114	299,052	2,079,180	1,817,322

8-	Distribution of Added Value
	8.1 - Personnel and Charges	732	547	117,285	121,348
	8.1.1 - Direct Remuneration	683	463	89,509	79,932
	8.1.2 - Benefits	19	16	20,733	33,550
	8.1.3 - Government severance indemnity fund for employees - F.G.T.S.	30	68	7,043	7,866
	8.2 - Taxes, Fees and Contributions	5	(65)	1,376,377	1,220,793
	8.2.1 - Federal	5	(65)	690,446	604,189
	8.2.2 - State	-	-	680,908	611,902
	8.2.3 - Municipal	-	-	5,023	4,702
	8.3 - Interest and Rentals	11,178	15,867	195,319	192,478
	8.3.1 - Interest	11,154	15,828	192,348	189,397
	8.3.2 - Rental	24	39	2,971	3,081
	8.4 - Interest on capital	390,199	282,703	390,199	282,703
	8.4.1 - Retained profits	390,199	282,703	390,199	282,703
		402,114	299,052	2,079,180	1,817,322

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                        Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: March 31, 2010

21.01 – REPORT ON SPECIAL REVIEW-UNQUALIFIED

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Independent auditors’ review report

To

The Shareholders and Management of

CPFL Energia S.A.

São Paulo - SP

1.     We have reviewed the accompanying quarterly financial information of CPFL Energia S.A. (“The Company”) and consolidated quarterly financial information of these Company and its’  subsidiaries as of March 31, 2010, comprising the balance sheets, the statements of income, shareholders’ equity, cash flows and added value, the footnotes and performance report, prepared under the responsibility of the Company’s Management.

2.     The quarterly financial information of the jointly-owned indirect subsidiary Chapecoense Geração S.A. as of March 31, 2010 were reviewed by other independent auditors, who issued an unqualified special review report on April 19, 2010. CPFL Energia S.A. values its indirect interest in Chapecoense Geração S.A. by the equity method of accounting and consolidates this investment by the proportional consolidation method. As of March 31, 2010, the balance of this investment is R$ 275,445 thousand, and the equity in income of this investment in the net income for this three-month period is a loss of  R$ 9 thousand. The quarterly financial information of this indirect investee included in the consolidated quarterly financial information presents proportional assets of R$ 1,252,871 thousand as of March 31, 2010. Our report, in relation to the amounts generated by this indirect investment is based exclusively on the report of the review conducted by the independent auditors of Chapecoense Geração S.A.

3.      Our review was conducted in accordance with specific standards established by the IBRACON - Brazilian Institute of Independent Auditors and the Federal Accounting Council (CFC), which consisted mainly of (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas of the Company and its subsidiaries about the main criteria adopted in preparing the quarterly financial information, and (b) review of the information and subsequent events that have or may have material effects on the financial position and operations of the Company and its subsidiaries.

4.     Based on our special review and the review report issued by other independent auditors, we are not aware of any material modifications that should be made to the quarterly financial information mentioned in the first paragraph, for it to be in conformity with accounting practices adopted in Brazil and regulations issued by the Brazilian Securities Commission - CVM, applicable to the preparation of quarterly financial information.

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

QUARTERLY INFORMATION – ITR                                                                        Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                 Date: March 31, 2010

5.     The balance sheet of the jointly-owned indirect subsidiary BAESA - Energética Barra Grande S.A. as of December 31, 2009, presented for comparative purposes, were examined by other independent auditors, who issued an unqualified auditors’ report, dated January 22, 2010. The statements of income, cash flows and shareholders’ equity of this indirect subisiary, for the three-month period ended March 31, 2009, were reviewed by other independent auditors who issued an unqualified special review report thereon, dated April 24, 2009.

6.     The balance sheet of the jointly-owned indirect subsidiary Campos Novos Energia S.A.  as of December 31, 2009, presented for comparative purposes, were examined by other independent auditors, who issued an unqualified auditors’ report, dated January 22, 2010. The statements of income, cash flows and shareholders’ equity of this indirect subisiary, for the three-month period ended March 31, 2009, were reviewed by other independent auditors who issued an unqualified special review report thereon, dated April 24, 2009.

7.     As mentioned in footnote  n° 3 (c.5) to the quarterly financial information, as result of the 2009 tariff review established on the concession agreement, the Brazilian Electricity Agency - ANEEL ratified, on a temporary basis, the financial components of the power overcontracted of its direct subsidiaries Companhia Piratininga de Força e Luz and Companhia Paulista de Força e Luz. The possible effects resulting from this final review, if any, will be recorded in the Company’s equity and financial position in subsequent periods.

8.     As mentioned in footnote n° 2, during 2009, were approved by CVM, several pronouncements, interpretations and technical guidance issued by the Committee for Accounting Pronouncements (CPC) in effect for 2010, which changed the accounting practices adopted in Brazil. As authorized by the CVM Resolution 603/09, Company’s Management opted to present its Quarterly Financial Information (ITR) using the accounting practices adopted in Brazil up to December 31, 2009, i.e. did not apply these regulatory rules in effect for 2010.  As required by the aforementioned CVM Resolution 603/09, the Company disclosed this fact in footnote n° 2 to the ITR, the description of the main changes that may have an impact on the financial statements of the year end and the clarifications for the reasons that preclude the presentation of an estimate of their possible effects on equity and on the result, as required by the Resolution.

Campinas, April 30, 2010

KPMG Auditores Independentes

CRC 2SP014428/O-6

Jarib Brisola Duarte Fogaça

Contador CRC 1SP125991/O-0

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

STANDARD FINANCIAL STATEMENTS – DFP                                                                       Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                                               Date: March 31, 2010

22.01 COMMENTS ON PERFORMANCE OF SUBSIDIARIES

Subsidiary: COMPANHIA PAULISTA DE FORÇA E LUZ - CPFL

The subsidiary Companhia Paulista de Força e Luz - CPFL is a public company and its Comments on the performance in this quarter are attached to the Interim Financial Statements as of March 31, 2010, filed with the CVM (Brazilian Securities Commission).

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

STANDARD FINANCIAL STATEMENTS – DFP                                                                       Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                                               Date: March 31, 2010

22.01 COMMENTS ON PERFORMANCE OF SUBSIDIARIES

Subsidiary: CPFL GERAÇÃO DE ENERGIA S.A.

The subsidiary CPFL Geração de Energia S.A. is a public company and its Comments on the performance in this quarter (the Company and Consolidated) are attached to the Interim Financial Statements as of March 31, 2010, filed with the CVM (Brazilian Securities Commission).

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

STANDARD FINANCIAL STATEMENTS – DFP                                                                       Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                                               Date: March 31, 2010

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Federal Tax ID)
01866-0	CPFL ENERGIA S.A.	02.429.144/0001-93

SUBSIDIARY / ASSOCIATED

COMPANY NAME
CPFL COMERCIALIZAÇÃO BRASIL S/A

22.01 – STATEMENT INCOME OF SUBSIDIARY (in thousands of Brazilian reais – R$)

1 – Code	2 – Description	3 - 01/01/2010 to 03/31/2010	4 - 01/01/2010 to 03/31/2010	5 - 01/01/2009 to 03/31/2009	6 - 01/01/2009 to 03/31/2009
3.01	Operating revenues	384,318	384,318	410,161	410,161
3.02	Deductions from operating revenues	(41,432)	(41,432)	(60,705)	(60,705)
3.02.01	ICMS	(6,539)	(6,539)	(23,876)	(23,876)
3.02.02	PIS	(6,158)	(6,158)	(6,465)	(6,465)
3.02.03	COFINS	(28,369)	(28,369)	(29,782)	(29,782)
3.02.04	ISS	(366)	(366)	(582)	(582)
3.03	Net operating revenues	342,886	342,886	349,456	349,456
3.04	Cost of sales and/or services	(243,464)	(243,464)	(281,632)	(281,632)
3.04.01	Electric energy purchased for resale	(238,943)	(238,943)	(274,916)	(274,916)
3.04.02	Electric energy network usage charges	(17)	(17)	426	426
3.04.03	Material	(48)	(48)	(202)	(202)
3.04.04	Outsourced services	(4,456)	(4,456)	(6,940)	(6,940)
3.05	Gross operating income	99,422	99,422	67,824	67,824
3.06	Operating expenses/income	(6,834)	(6,834)	(783)	(783)
3.06.01	Sales and Marketing	(6,566)	(6,566)	(5,831)	(5,831)
3.06.02	General and administrative	(186)	(186)	(752)	(752)
3.06.03	Financial	(82)	(82)	5,800	5,800
3.06.03.01	Financial income	4,857	4,857	4,358	4,358
3.06.03.02	Financial expenses	(4,939)	(4,939)	1,442	1,442

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

STANDARD FINANCIAL STATEMENTS – DFP                                                                       Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                                               Date: March 31, 2010

3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expense	0	0	0	0
3.06.06	Equity in subsidiaries	0	0	0	0
3.07	Income from operations	92,588	92,588	67,041	67,041
3.08	Nonoperating income (expense)	0	0	0	0
3.08.01	Income	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Income before taxes on income and noncontrolling interest	92,588	92,588	67,041	67,041
3.10	Income tax and social contribution	(30,789)	(30,789)	(19,019)	(19,019)
3.10.01	Social contribution	(8,165)	(8,165)	(5,100)	(5,100)
3.10.02	Income tax	(22,624)	(22,624)	(13,919)	(13,919)
3.11	Deferred income tax and social contribution	308	308	(1,490)	(1,490)
3.11.01	Social contribution	82	82	(395)	(395)
3.11.02	Income tax	226	226	(1,095)	(1,095)
3.12	Statutory profit sharing/contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on shareholders’ equity	0	0	0	0
3.15	Net income (loss) for the period	62,107	62,107	46,532	46,532
	SHARES OUTSTANDING EX-TREASURY STOCK (in units)	2,998,565	2,998,565	2,998,565	2,998,565
	EARNINGS PER SHARE (Reais)	20.71224	20.71224	15.51809	15.51809
	LOSS PER SHARE (Reais)

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

STANDARD FINANCIAL STATEMENTS – DFP                                                                       Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                                               Date: March 31, 2010

22.01 COMMENTS ON PERFORMANCE OF SUBSIDIARIES

Subsidiary: CPFL COMERCIALIZAÇÃO BRASIL S.A.

Net Operating Revenue

Net Operating Revenue for the first quarter of 2010, which includes the operations of the subsidiaries CLION, Sul Geradora and Cone Sul, was R$ 342,886, a decrease of R$ 6,570 (1.9%) in relation to the same quarter of 2009. This decrease is basically explained by: i) the decrease of 6.2% in the volume of energy sales (R$ 23,354); ii) the decrease of R$6,536 in services income; and iii) recording in the first quarter of 2010 of additional income of R$ 21,486 in relation to compensation for cancellation of energy contracts.

Net Income and EBITDA

Net income of R$ 62,107 was recorded in the first quarter of 2010, an increase of R$ 15,575 (33.5%), compared with the same quarter of 2009.

EBITDA (net income before Financial Income (Expense), income tax and social contribution, depreciation and amortization) for the first quarter of 2010 was R$ 93,261, 51.1% higher than the   R$ 61,713 recorded in the same quarter of 2009 (information not reviewed by the Independent Auditors).

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

STANDARD FINANCIAL STATEMENTS – DFP                                                                       Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                                               Date: March 31, 2010

22.01 COMMENTS ON PERFORMANCE OF SUBSIDIARIES

Subsidiary: CPFL PIRATININGA DE FORÇA E LUZ

The subsidiary CPFL Piratininga de Força e Luz is a public company and its Comments on the performance in this quarter are attached to the Interim Financial Statements as of March 31, 2010, filed with the CVM (Brazilian Securities Commission).

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

STANDARD FINANCIAL STATEMENTS – DFP                                                                       Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                                               Date: March 31, 2010

22.01 COMMENTS ON PERFORMANCE OF SUBSIDIARIES

Subsidiary: RIO GRANDE ENERGIA S.A.

The subsidiary Rio Grande Energia S.A. is a public company and its Comments on the performance in this quarter are attached to the Interim Financial Statements as of March 31, 2010, filed with the CVM (Brazilian Securities Commission).

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

STANDARD FINANCIAL STATEMENTS – DFP                                                                       Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                                               Date: March 31, 2010

SUMMARY

Group	Table	Description	Page
01	01	IDENTIFICATION	1
01	02	HEAD OFFICE	1
01	03	INVESTOR RELATIONS OFFICER (Company Mailing Address)	1
01	04	ITR REFERENCE	1
01	05	CAPITAL STOCK	2
01	06	COMPANY PROFILE	2
01	07	COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	CASH DIVIDENDS	2
01	09	SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR	3
01	10	INVESTOR RELATIONS OFFICER	3
02	01	BALANCE SHEET – ASSETS	4
02	02	BALANCE SHEET - LIABILITIES	5
03	01	INCOME STATEMENT	7
04	01	STATEMENTS OF CASH FLOW	9
05	01	STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM JANUARY 01, 2010 TO MARCH 31, 2010	11
05	02	STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM JANUARY 01, 2010 TO MARCH 31, 2010	13
08	01	CONSOLIDATED BALANCE SHEET - ASSETS	15
08	02	CONSOLIDATED BALANCE SHEET - LIABILITIES	16
09	01	CONSOLIDATED INCOME STATEMENT	18
10	01	CONSOLIDATED STATEMENTS OF CASH FLOW	21
11	01	CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM JANUARY 01, 2010 TO MARCH 31, 2010	23
11	02	CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM JANUARY 01, 2010 TO MARCH 31, 2010	24
06	01	NOTES TO THE INTERIM FINANCE STATEMENTS	25
07	01	COMMENTS ON PERFORMANCE IN THE QUARTER	70
12	01	COMMENTS ON CONSOLIDATED PERFORMANCE OF THE QUARTER	71
13	01	INVESTMENTS IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES	75
14	01	CHARACTERISTICS OF PUBLIC OR PRIVATE ISSUE OF DEBENTURES	76
19	01	CAPITAL EXPENDITURES	77
20	01	OTHER IMPORTANT INFORMATION ON THE COMPANY	78
21	01	REPORT ON SPECIAL REVIEW-UNQUALIFIED	86
22	01	COMMENTS ON PERFORMANCE OF SUBSIDIARIES	88
		COMPANHIA PAULISTA DE FORÇA E LUZ – CPFL
22	01	COMMENTS ON PERFORMANCE OF SUBSIDIARIES	89
		CPFL GERAÇÃO DE ENERGIA S.A.

(Free Translation of the original in Portuguese)

FEDERAL GOVERNMENT

BRAZILIAN SECURITIES COMMISSION (CVM)

STANDARD FINANCIAL STATEMENTS – DFP                                                                       Brazilian Corporation Law

COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES                                                               Date: March 31, 2010

22	01	INCOME STATEMENT OF SUBSIDIARIES	90
22	01	COMMENTS ON PERFORMANCE OF SUBSIDIARIES	92
		CPFL COMERCIALIZAÇÃO BRASIL S.A.
22	01	COMMENTS ON PERFORMANCE OF SUBSIDIARIES	93
		COMPANHIA PIRATININGA DE FORÇA E LUZ
22	01	COMMENTS ON PERFORMANCE OF SUBSIDIARIES	94
		RIO GRANDE ENERGIA S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 11, 2010

CPFL ENERGIA S.A.

By:	/S/ WILSON P. FERREIRA JÚNIOR
Name: Title:	Wilson P. Ferreira Júnior Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.